Exhibit 10.1

Execution Version

AMENDED AND RESTATED ASSET PURCHASE AGREEMENT

By and Among

WALGREENS BOOTS ALLIANCE, INC.,

WALGREEN CO.

and

RITE AID CORPORATION

Dated as of September 18, 2017

i

EXHIBITS

Exhibit A	Inventory Procedures
Exhibit B	Transition Services Agreement
Exhibit C	Bill of Sale – Closing
Exhibit D	Bill of Sale – Subsequent Closings
Exhibit E	Transitional Trademark License Agreement
Exhibit F	WBAD Term Sheet for Supply Agreement
Exhibit G	Transaction Accounting Principles

INDEX OF DEFINED TERMS

1199SEIU	7
1199SEIU CBA	78
1199SEIU Liabilities	7
4204 Period	61
Acquired Leases	26
Acquired Regional Office Closing	12
Acquired Regional Offices	4
Acquired Store Approvals	11
Acquired Store Outside Date	11
Acquired Store Scheduled Closing Date	11
Acquired Stores	78
Acquisition Proposal	42
Additional Inventory Audit	17
Affiliate	78
Aggregate Inventory Amount	78
Agreement	Preamble
Allocation	13
Alternative Acquisition Agreement	41
Ancillary Agreements	79
Antitrust Approval	67
Antitrust Law	79
Applicable Date	22
Apportioned Taxes	19
Assumed Contracts	4
Assumed Employee Liabilities	7
Assumed Liabilities	6
Assumed Pre-Closing Liabilities	7
Bankruptcy and Equity Exception	21
Base Purchase Price	12
Bill of Sale, Assignment and Assumption Agreement	48

Book to Physical Adjustment Ratio	79
Business Day	79
Business Employee	79
CBA	25
Census Start Date	55
Census Summary	56
Choice Employee	49
Closing	10
Closing Date	10
Code	13
Company	Preamble
Company 401(k) Plan	59
Company Board	1
Company Credit Agreements	79
Company Disclosure Schedules	20
Company Expenses	79
Company FSA	58
Company Fundamental Representations	76
Company Indemnified Parties	72
Company Notice	41
Company Owned Real Property	26
Company Payment Programs	31
Company Regulatory Agreements	30
Company Rx Data	3
Company’s Insurance Policies	66
Competing Transaction Agreement	39
Competing Transaction Proposal	39
Confidentiality Agreement	50
Consents	42
Continuation Period	56
Contract	80

control	80
Controlling Party	73
Copyrights	80
Debt Financing	80
Developed Testing Procedures	65
Distribution Center Closing	11
Distribution Center Closing Date	11
Distribution Center Inventory Amount	80
Distribution Centers	80
DOJ	44
Domain Names	80
Duplicate IT System	80
Employee Census	55
Employee Data Trigger Date	60
Employee Plans	24
Employment Start Date	56
End Date	69
Environmental Laws	29
Equity Financing	80
ERISA	81
ERISA Affiliate	81
Exchange Act	21
Excluded Assets	4
Excluded Employee	81
Excluded Employee Severance	7
Excluded Liabilities	7
Expense Reimbursement	71
Extrapolated Inventory Value	81
Financial Statements	23
Financing Sources	81
Foreign National Employees	56
FSA Balances	58
FSA Participants	58
FTC	44
GAAP	81
Government Program	81
Governmental Entity	81
Governmental Filings	81
Hazardous Materials	29
Healthcare Laws	81
HIPAA	82
HSR Act	21
HSR Filing	42
Inactive Employee Transfer Date	56
Inactive Employees	82
Indemnified Party	73

Indemnifying Party	73
Independent Accounting Firm	82
Initial Allocation	13
Intellectual Property	82
Inventory	82
Inventory Amount	83
Inventory Audit	17
Inventory Procedures	17
Inventory Service	16
Inventory Statement	17
Key Business Employee	83
Key IT Systems	83
knowledge	83
Law	83
Leased Real Property	26
Legal Restraints	67
Letter Agreement	50
Liabilities	83
License Approvals	21
Lien Release Letter	63
Liens	26
Losses	83
Material Adverse Effect	84
Material Permits	22
Merger Agreement	67
Multiemployer Plan	7
Non-Solicitation Period	40
Non-Union Employee Offer	57
Notice Period	41
Objection Notice	13
Operational Duplicate IT System Certificate	85
Original Agreement	1
Parent	Preamble
Parent Disclosure Schedule	33
Parent Fundamental Representations	76
Parent Indemnified Parties	72
Parties	Preamble
Party	Preamble
Patents	85
Permits	22
Permitted Liens	85
Person	86
Pharmacy Approvals	86
Post-Closing Tax Period	19
Pre-Closing Matters	66

v

Pre-Closing Tax Period	19
Privacy and Security Laws	29
Proceeding	86
Prorated Charges	18
Protected Period	54
Purchase Price	12
Purchased Assets	2
Purchased Cash	3
Purchased Intellectual Property	4
Purchaser FSA	58
Purchaser Sub	Preamble
Purchaser Sub 401(k) Plan	59
Qualifying Offer	57
Reported Inventory Value	86
Representative	86
Restricted Period	52
Retail Inventory Value	17
Retail Pharmacy	86
Retail-to-cost Conversion Ratio	86
Retained Names and Marks	51
Retention Program	60
Sampled Location Inventory Value	86
Sampled Locations	17
SEC	20
SEC Reports	86

Second Request	44
Software	86
Subsequent Closing	10
Subsequent Closing Conditions	11
Subsequent Closing Date	11
subsidiary	87
Supply Agreement	48
Swap Remedy	45
Tax Return	28
Taxes	28
Technology	87
Third Party Claim	73
Trademarks	87
Transaction Accounting Principles	87
Transaction Agreements	87
Transaction Expenses	87
Transfer Expenses	14
Transfer Taxes	14
Transferred Employee	56
Transition Services Agreement	48
Transitional Trademark License Agreement	48
Union Employee Offer	57
Union-Represented Business Employee	87
WARN Act	26
Willful Breach	87

AMENDED AND RESTATED ASSET PURCHASE AGREEMENT

This AMENDED AND RESTATED ASSET PURCHASE AGREEMENT, dated as of September 18, 2017 (this “Agreement”), is entered into by and among Rite Aid Corporation, a Delaware corporation (the “Company”), Walgreens Boots Alliance, Inc., a Delaware corporation (“Parent”), and Walgreen Co., an Illinois corporation and a wholly owned direct subsidiary of Parent (“Purchaser Sub” and, together with the Company and Parent, the “Parties” and each, a “Party”).

RECITALS

WHEREAS, the Company, Parent and Purchaser Sub entered into that certain Asset Purchase Agreement, dated as of June 28, 2017 (the “Original Agreement”);

WHEREAS, the Parties now intend to amend and restate the Original Agreement in its entirety;

WHEREAS, the Company wishes to sell, or to cause to be sold, to Purchaser Sub, and Purchaser Sub wishes to purchase from the Company certain of the assets of the Company and its Affiliates, all on the terms and subject to the conditions set forth herein. In addition, Purchaser Sub wishes to assume, and the Company wishes to have Purchaser Sub assume, certain Liabilities of the Company and its Affiliates, all on the terms and subject to the conditions set forth herein;

WHEREAS, the Company, Parent and Purchaser Sub desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated herein;

WHEREAS, each of the boards of directors of the Company (the “Company Board”), Parent and Purchaser Sub has (a) determined that this Agreement and the transactions contemplated hereby are fair to, advisable and in the best interests of the Company, Parent and Purchaser Sub, respectively, and their respective stockholders and (b) approved this Agreement and the transactions contemplated hereby, in each case on the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware;

WHEREAS, (i) at or prior to the Closing, certain of the Parties shall enter into the Transition Services Agreement, the Transitional Trademark License Agreement and the Supply Agreement, each as defined herein, and (ii) at or prior to Closing and each Subsequent Closing or Distribution Center Closing (as applicable), the Company and Purchaser Sub shall enter into an applicable Bill of Sale, Assignment and Assumption Agreement, as defined herein;

NOW, THEREFORE, in consideration of the premises, and of the mutual representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree to amend and restate the Original Agreement in its entirety as follows:

ARTICLE I

PURCHASE AND SALE

SECTION 1.1 Purchased Assets. Upon the terms and subject to the conditions of this Agreement, on the Closing Date (or the applicable Subsequent Closing Date or Distribution Center Closing Date), the Company shall, and shall cause its Affiliates, to sell, transfer, assign, convey and deliver to Purchaser Sub, and Purchaser Sub shall purchase from the Company and, as applicable, its Affiliates, free and clear of all Liens (except for Permitted Liens) all right, title and interest of the Company and its Affiliates, in, to and under all of the assets, properties and rights owned, held or used by the Company and its Affiliates, exclusively relating to or exclusively used in any Acquired Store or Distribution Center, including the following assets to the extent exclusively relating to any Acquired Store or Distribution Center (collectively, the “Purchased Assets”):

(a) all Inventory and supplies of the Company and its Affiliates and the fixed assets and tangible property physically located at the Acquired Stores and the Distribution Centers;

(b) to the extent transferable, the Permits held by the Company and its Affiliates;

(c) the Company Owned Real Property together with all buildings, structures, fixtures and improvements located thereon or attached thereto and any easements, rights-of-way, and other appurtenants (and all title documents, surveys, related construction plans and documents and related real estate files with respect to the Company Owned Real Property);

(d) the Acquired Leases, and all subleases, licenses or concessions thereunder, including the right to all security deposits, and other amounts and instruments deposited by, on behalf of, or for the benefit of, the Company or its Affiliates thereunder with respect to which the Company or any of its Affiliates is a party, and all Acquired Lease documents, related construction plans and documents and related real estate files;

(e) the machinery, equipment, computer hardware (other than pin pads, as set forth in Section 1.2(q)), office equipment, vehicles, forklifts, trailers, tractors, furniture, shelving, safes (with combinations and keys), and other personal property owned by the Company or any of its subsidiaries, and all leases relating to the foregoing, in each case to the extent exclusively related to an Acquired Store or Distribution Center;

(f) all rights, claims or causes of action against third parties relating to the assets, properties, business or operations of the Acquired Stores, the Distribution Centers or other Purchased Assets or to the Assumed Liabilities, arising out of events or transactions occurring, or facts or circumstances existing, prior to, on, or after the Closing Date (or the applicable Subsequent Closing Date or the Distribution Center Closing, as applicable), in each case, if arising out of events or transactions occurring, or facts or circumstances existing prior to the Closing Date, only to the extent such rights, claims or causes of action relate to Assumed Liabilities;

(g) to the extent permitted by Law, (i) all books and records (including all data and other information stored on discs, tapes or other media) of the Company or any of its subsidiaries relating to the assets, properties, business and operations of the Acquired Stores and the Distribution Centers (to the extent exclusively relating to the Acquired Stores and the Distribution Centers) (but excluding (A) all personnel files other than as set forth below, (B) all Tax Returns not relating solely to the Acquired Stores and (C) historical financial information except to the extent exclusively relating to the Acquired Stores), and (ii) any and all medical records, billing records, prescriptions, prescription files and records, pharmacy customer lists, signature logs and patient profiles including refill status reports and insurance coverages, co-pay and payment records (the information in this clause (ii), collectively, “Company Rx Data”) relating to customers of the Acquired Stores (which shall in any event include no less than twenty four (24) months for any Company Rx Data relating to customers of the Acquired Stores maintained electronically or in hard copy, or for such longer period of time to the extent required by applicable Law and stored in the Duplicate IT System and electronically available if not on the Duplicate IT System); provided, that the Company shall be entitled to retain a copy of Company Rx Data and other data relating to any customers of both Acquired Stores and stores to be retained by the Company; provided, further, that, the “Purchased Assets” shall include, to the extent available and permitted by law, personnel records of the Transferred Employees as set forth on Section 1.1(g) of the Company Disclosure Schedules; provided, further, however, that as a condition of transferring such records, (x) Purchaser Sub shall acknowledge that the Company and its Affiliates make no representations or warranties regarding the accuracy or completeness of such records and agree that it shall base no employment decisions on the records provided, (y) Parent and Purchaser Sub shall indemnify and hold the Company and its Affiliates harmless with respect to any claim or loss related to Purchaser Sub’s receipt or use of the records transferred in accordance herewith and (z) following the Closing Date, to the extent permitted by Law, Purchaser Sub shall provide copies of such transferred records to the Company at the Company’s request due to any claim or threatened claim against the Company or its Affiliates by a Transferred Employee;

(h) any cash and cash equivalents in any Acquired Stores (including in cash registers) as of the close of business on the Business Day immediately preceding the Closing Date or the Subsequent Closing Date for such Acquired Store, as applicable (the “Purchased Cash”);

(i) all guarantees, warranties and indemnities related to the ownership or operation of the Purchased Assets prior to, on, or following the Closing (or the applicable Subsequent Closing or the Distribution Center Closing, as applicable), in each case, if related to the ownership or operation of the Purchased Assets prior to the Closing Date, only to the extent such guarantees, warranties and indemnities relate to Assumed Liabilities;

(j) the exclusive right to use all telephone numbers and facsimile numbers;

(k) any cigarette, cigar, other tobacco, alcohol, liquor or other similar Tax stamps (whether affixed to a product or not) or rolls of such Tax stamps located in any Distribution Center;

(l) to the extent transfer is not contractually prohibited or prohibited by Law, the historical customer data related to the Company’s Wellness+ program relating to customers of the Acquired Stores (and to the extent transfer is contractually prohibited or prohibited by Law, the Company shall provide Purchaser Sub access to such customer data to the extent permitted by Law; provided, that to the extent such customer is also a customer of a store to be retained by the Company, the Company may retain a copy of such data);

(m) the Intellectual Property owned by the Company and its Affiliates and exclusively related to any Acquired Store or Distribution Center, including Intellectual Property set forth on Section 1.1(m) of the Company Disclosure Schedules (the “Purchased Intellectual Property”);

(n) the Contracts listed on Section 1.1(n) of the Company Disclosure Schedules, which will be assumed by Purchaser Sub (“Assumed Contracts”); and

(o) all leases for the use and occupancy by the regional, divisional or district offices set forth on Section 1.1(o) of the Company Disclosure Schedules (collectively, the “Acquired Regional Offices”) and all subleases, licenses or concessions thereunder, including the right to all security deposits, and other amounts and instruments deposited by, on behalf of, or for the benefit of, the Company or its Affiliates thereunder with respect to which the Company or any of its Affiliates is a party, all related lease documents, construction plans and documents and related real estate files, and all supplies of the Company and its Affiliates and the fixed assets and tangible property physically located thereon.

SECTION 1.2 Excluded Assets. Notwithstanding the provisions of Section 1.1, the Purchased Assets shall not include any assets of the Company or any of its Affiliates other than the Purchased Assets, including the following (collectively, the “Excluded Assets”):

(a) all notes and accounts receivable generated;

(b) any cash, bank deposits and cash equivalents of the Company, other than the Purchased Cash;

(c) all insurance policies;

(d) all corporate minute books and stock transfer books and the corporate seal of the Company or its Affiliates, other than the books and records contemplated by Section 1.1(g);

(e) all equity interests in any joint venture or equity interests in any other Person held by the Company or any of its Affiliates;

(f) all assets arising out of or relating to employee benefits or employee benefit or compensation plans, programs, agreements or arrangements maintained or contributed to (or formerly maintained or contributed to) by the Company or its Affiliates or with respect to which the Company or any of its Affiliates has any Liability, except as expressly set forth in Section 6.14(e) and Section 6.14(f);

(g) the CBAs applicable to employees of the Acquired Stores and Distribution Centers;

(h) all personnel files and records, other than those expressly included in the Purchased Assets;

(i) all Tax assets of the Company and its Affiliates (including any and all credits or deposits in respect of Taxes, net operating loss carryforwards, and refunds of Taxes for which the Company is liable pursuant to Section 2.2(d), Section 2.6(d) or Section 6.4 or otherwise with respect to any periods (or portions thereof) ending on or prior to the Closing (or the applicable Subsequent Closing or Distribution Center Closing)), other than as set forth in Section 1.1(k) above;

(j) all Tax Returns and other Tax-related documents or information of the Company or its Affiliates not relating to the Acquired Stores;

(k) any Contract to which the Company or any of its Affiliates is a party other than the Assumed Contracts;

(l) except for the Purchased Intellectual Property, the Intellectual Property used or owned by the Company or any of its Affiliates (including the name and mark “Rite Aid” or the “Rite Aid” logo, or any name or mark comprised, including or derived from the foregoing or confusingly similar thereto);

(m) the historical customer data related to the Company’s Wellness+ program (except as set for in Section 1.1(l) above);

(n) except for the Software, databases, compilations and data, information technology systems, and technology expressly included in the Purchased Assets (including the Purchased Intellectual Property), all Software, databases, compilations and data, information technology services, and technology owned or used by the Company or any of its Affiliates, including the Software, databases, compilations and data, information technology systems, and technology set forth on Section 1.2(n) of the Company Disclosure Schedules;

(o) any of the machinery, equipment, vehicles, furniture and other personal property leased by the Company or any of its Affiliates under a Contract;

(p) any equity interests owned by the Company and its Affiliates of the entity or entities that own any assets related to the in-store clinics;

(q) any pin pads and the encryption codes related thereto;

(r) all assets exclusively related to the in-store clinics;

(s) to the extent related to Excluded Liabilities, all rights, claims or causes of action against third parties relating to the assets, properties, business or operations of the Acquired Stores, the Distribution Centers or other Purchased Assets or to the Assumed Liabilities, arising out of events or transactions occurring, or facts or circumstances existing, prior to or on the Closing Date (or the applicable Subsequent Closing Date or the Distribution Center Closing, as applicable);

(t) to the extent related to Excluded Liabilities, all guarantees, warranties and indemnities related to the ownership or operation of the Purchased Assets prior to or on the Closing (or the applicable Subsequent Closing or the Distribution Center Closing, as applicable); and

(u) the assets set forth on Section 1.2(u) of the Company Disclosure Schedules.

SECTION 1.3 Assumed Liabilities. On the terms and subject to the conditions set forth in this Agreement, Purchaser Sub hereby agrees, effective at the time of the Closing (or the applicable Subsequent Closing or Distribution Center Closing), to assume, pay, discharge and perform as required (i) any and all Liabilities of the Company and its Affiliates to the extent exclusively relating to the Purchased Assets, whether known or unknown, fixed or contingent, asserted or unasserted, and not satisfied or extinguished, solely to the extent arising after the Closing Date (or the applicable Subsequent Closing Date or Distribution Center Closing Date), as the same shall exist on or after the Closing Date (or the applicable Subsequent Closing Date or Distribution Center Closing Date), other than the Excluded Liabilities, and (ii) the following liabilities (the “Assumed Liabilities”):

(a) subject to Section 2.6(b), all Liabilities of the Company or any of its Affiliates to be paid or performed after the Closing (or the applicable Subsequent Closing or Distribution Center Closing) under the Acquired Leases;

(b) any obligations to (i) provide, at Parent’s expense, tier customer discounts under the Wellness+ program to customers of an Acquired Store who have achieved such tier status under the Wellness+ program (regardless of when such customer earned such tier status) and (ii) permit customers of an Acquired Store, at Parent’s expense, to accrue or redeem points under the Company’s Wellness+ and Plenti programs from the Closing (or the applicable Subsequent Closing) with respect to such Acquired Store, in the case of clauses (i) and (ii), until such time that the exterior signage at such Acquired Store has changed from “Rite Aid” to “Walgreens”;

(c) all Transfer Taxes and all Liabilities in respect of Taxes for which Purchaser Sub is liable pursuant to Section 2.2(d), Section 2.6(d) or Section 6.4 and all Taxes attributable to the operation or conduct of the Acquired Stores or any Distribution Center after the Closing (or the applicable Subsequent Closing or Distribution Center Closing), as well as any sales and use Taxes attributable to the operation or conduct of the Acquired Stores or any Distribution Center after the Closing (or the applicable Subsequent Closing or Distribution Center Closing);

(d) any (i) Liabilities arising after the Closing Date and relating to (A) the employment by Purchaser Sub or its Affiliates or termination of employment by Purchaser Sub or its Affiliates of a Transferred Employee after the Closing (or the applicable Subsequent Closing, Distribution Center Closing or Inactive Employee Transfer Date) or (B) Purchaser

Sub’s failure to provide a Qualifying Offer, (ii) Liabilities expressly assumed pursuant to Section 6.14 or (iii) severance payments that are consistent with the terms set forth in Section 6.14(c) of the Company Disclosure Schedules arising on the Closing Date and relating to the termination of employment of each Excluded Employee by the Company on or immediately following the Closing (or the applicable Subsequent Closing, Distribution Center Closing or Inactive Employee Transfer Date) “Excluded Employee Severance”) (together with the Liabilities in Section 1.3(e), the “Assumed Employee Liabilities”); and

(e) any Liabilities (i) identified in Section 3.13 of the Company Disclosure Schedules solely to the extent arising from, related to, or resulting from the ownership or operation of the Purchased Assets, (ii) arising out of the matters covered by the arbitration initiated by 1199SEIU United HealthCare Workers East (“1199SEIU”) by a “Notice of Intention to Arbitrate” dated October 8, 2015, the unfair labor practice charges filed by 1199SEIU on August 23, 2016 (Charge No. 02-CA-182713) and on December 12, 2016 (Charge No. 02-CA-189661), the arbitration initiated by 1199SEIU by a demand letter dated October 14, 2016 and the arbitration initiated by 1199SEIU by a letter dated February 8, 2017 (the “1199SEIU Liabilities”) solely to the extent relating to the Purchased Assets and (iii) arising from, related to, or resulting from the ownership or operation of the Purchased Assets prior to the Closing (or the applicable Subsequent Closing or Distribution Center Closing), including under any Environmental Law or regarding any Hazardous Materials, but with respect to this clause (iii), solely to the extent (A) relating to the Purchased Assets and (B) not reserved for, or required by GAAP to be reserved for, on the balance sheet of the Company as of the Closing, but, with respect to clauses (i), (ii) and (iii) collectively, solely to the extent such Liabilities in the aggregate, do not exceed $30 million, notwithstanding any other provision in this Section 1.3 (the “Assumed Pre-Closing Liabilities”).

SECTION 1.4 Excluded Liabilities. Neither Parent nor Purchaser Sub is assuming or agreeing to pay, perform or otherwise discharge any other Liability, whether absolute or contingent, choate or inchoate, liquidated or unliquidated, or otherwise, other than solely with respect to Purchaser Sub, the Assumed Liabilities and all such other Liabilities of the Company and its Affiliates, including the following, shall be referred to as “Excluded Liabilities”, and all Excluded Liabilities shall be retained by the Company or the other Persons liable for such obligations:

(a) any Liabilities in respect of Taxes for which the Company or any of its Affiliates is liable pursuant to Section 2.2(d), Section 2.6(d) or Section 6.4, any Liabilities of the Company or its Affiliates for Taxes, and any Liabilities in respect of payments required to be made after the Closing Date under any Tax sharing, Tax indemnity, Tax allocation or similar contracts to which the Company, its Affiliates or any of the Purchased Assets was obligated, or was a party, on or prior to Closing;

(b) any Company Expenses other than payments made in respect of the Retention Program in an amount not to exceed $25 million;

(c) any indebtedness of the Company or its Affiliates;

(d) any Liabilities in respect of any Excluded Assets and any Liabilities to the extent not relating to the Purchased Assets;

(e) all Liabilities pursuant to the WARN Act arising prior to the Closing Date and all Liabilities (other than the Assumed Employee Liabilities) relating to or arising out of any compensation, employee benefits, accrued vacation or paid time off, deferred compensation, pension or retirement plans, the CBAs or other programs, policies, procedures or other arrangements of any type or description, including for this purpose any benefits provided or available to current or former employees, dependents of employees or former employees, independent contractors or any other person, which are maintained or contributed to (or formerly maintained or contributed to) by the Company or any Affiliate or former Affiliate of the Company, or to which the Company or its Affiliates or former Affiliates has or formerly had any obligation to contribute or provide benefits, however maintained, funded or sponsored, whether or not legally binding or subject to ERISA, whether providing individual or a group coverage, and whether written or unwritten, funded or unfunded, insured or self-insured;

(f) except for the Assumed Employee Liabilities, any Liabilities relating to (i) any Transferred Employee to the extent arising on or prior to the Closing (or the applicable Subsequent Closing, Distribution Center Closing or Inactive Employee Transfer Date), (ii) current or former employees of the Company or any of its Affiliates who are not Transferred Employees or (iii) the incurrence or triggering of any withdrawal liability and/or funding obligation under ERISA by the Company or any of its ERISA Affiliates (including any contingent or secondary withdrawal liability) to any multiemployer plan (within the meaning of Section 3(37) of ERISA) to which the Company or any of its ERISA Affiliates contribute or has ever had an obligation to contribute or with respect to which the Company or any of its ERISA Affiliates has borne any liability (a “Multiemployer Plan”), and any withdrawal liability and/or funding obligation incurred by Purchaser Sub or any of its ERISA Affiliates on or after the Closing with respect to any Multiemployer Plan to the extent that such withdrawal liability and/or funding obligation relates to the Company’s or any of its ERISA Affiliates’ contribution history with respect to such Multiemployer Plan;

(g) any (i) Liabilities arising out of the ownership or operation of the Purchased Assets prior to the Closing (or the applicable Subsequent Closing or Distribution Center Closing) or any Proceeding related to or arising out of any occurrence or event happening prior to the Closing (or the applicable Subsequent Closing or Distribution Center Closing), in each case other than to the extent included in the Assumed Pre-Closing Liabilities, (ii) Liabilities arising under any Environmental Law or regarding any Hazardous Materials to the extent arising from, related to, or resulting from the ownership or operation of the Purchased Assets other than to the extent (A) included in the Assumed Pre-Closing Liabilities or (B) arising from events or conditions first occurring or existing after the Closing (or the applicable Subsequent Closing or Distribution Center Closing), (iii) 1199SEIU Liabilities other than to the extent included in the Assumed Pre-Closing Liabilities or (iv) other than payments made in respect of the Retention Program in an amount not to exceed $25 million, Liabilities arising from the conduct, whether before, at or after the Closing, of the business of the Company other than the operation of the Acquired Stores, Distribution Centers and the Purchased Assets;

(h) any Liabilities related to the Company’s Wellness+ and Plenti programs other than as set forth in Section 1.3(b) above;

(i) any Liabilities of the Company for intercompany loans or payables to any Affiliates of the Company (including any payables and other liabilities or obligations of the Company or its Affiliates with respect to the Acquired Stores owed to any other business unit of the Company or any of the Company’s Affiliates); and

(j) any Liabilities of the Company reserved for, or required by GAAP to be reserved for, on the balance sheet of the Company as of the Closing, except to the extent specifically set forth in Section 1.3 of this Agreement.

SECTION 1.5 Assignment of Contracts and Rights. Notwithstanding any other provision of this Agreement to the contrary, this Agreement shall not constitute an agreement to assign or transfer any Acquired Lease, Permit or any claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment or transfer thereof, without the consent of any applicable third party (including any Governmental Entity), would constitute a breach or other contravention thereof, a violation of Law or would in any way adversely affect the rights of Purchaser Sub (as assignee of the Company) or the Company (as applicable). Subject to Section 6.2, the Company will use its commercially reasonable efforts to obtain the consent of the other parties to any such Purchased Asset or any claim or right or any benefit arising thereunder for the assignment thereof to Purchaser Sub as Purchaser Sub may request; provided, that any costs and expenses arising therefrom or in connection therewith should be borne by the Parties in accordance with Section 2.2(e). If, on the Closing Date (or the applicable Subsequent Closing Date), any such consent is not obtained, or if an attempted transfer or assignment thereof would be ineffective, a violation of Law or would adversely affect the rights of Purchaser Sub (as assignee of the Company) thereto or thereunder so that Purchaser Sub would not in fact receive all such rights, the Company and Purchaser Sub will, subject to Section 6.2(a), cooperate in a mutually agreeable arrangement under which Purchaser Sub would, in compliance with Law, obtain the benefits and assume the obligations and bear the economic burdens associated with the Purchased Asset, claim, right or benefit in accordance with this Agreement, including subcontracting, sublicensing or subleasing to Purchaser Sub, or under which the Company would enforce, for the benefit of Purchaser Sub, and at the expense of Purchaser Sub, any and all of its rights against a third party thereto (including any Governmental Entity) associated with such Purchased Asset, claim, right or benefit, and the Company would promptly pay to Purchaser Sub when received all monies received by them under any Purchased Asset or any claim or right or any benefit arising thereunder. To the extent that (i) any Acquired Leases cannot be assigned or transferred to Purchaser Sub as set forth in this Section 1.5 and (ii) Purchaser Sub requests that the Company subleases such Acquired Leases to Purchaser Sub, Purchaser Sub and the Company will enter into individual subleases for each of such Acquired Leases (as opposed to a “master” sublease covering all such Acquired Leases) on a fully net basis and on such terms as will generally confer to Purchaser Sub all of the Company’s rights under such Acquired Lease.

SECTION 1.6 Liabilities at Acquired Stores and Non-Acquired Stores. To the extent that a Liability relates to (x) an Assumed Liability, on the one hand, and (y) an Excluded Liability or the Company’s retail stores that are not Acquired Stores and/or the Company’s distribution centers that are not the Distribution Centers (or the Company’s other assets and liabilities that do not constitute Purchased Assets or Assumed Liabilities), on the other hand, the Parties shall cooperate in good faith to agree upon the portion of such Liability, if any, that constitutes an Assumed Liability pursuant to Section 1.3.

ARTICLE II

CLOSING MECHANICS

SECTION 2.1 Closing.

(a) The closing of the transactions contemplated by this Agreement will take place in a series of separate closings, as set forth in this Article II. Subject to Section 2.1(b), Section 2.1(c) and Section 2.1(d), on or prior to the fifth (5th) Business Day following the satisfaction or waiver of the conditions set forth in Article VII (other than such conditions which, by their nature, are to be satisfied at Closing), or on such other date as the Company and Purchaser Sub may mutually agree in writing, the sale and purchase of the Purchased Assets and the assumption of the Assumed Liabilities contemplated by this Agreement with respect to which such conditions have been satisfied or waived as of such date shall take place at an initial closing (the “Closing”) that will be held at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York, at 9:00 a.m., New York City time, or such other time, place and date as the Company and Purchaser Sub may agree in writing or remotely via the exchange of executed documents or closing deliverables (the date on which the Closing takes place being the “Closing Date”), provided that, in any event, the Closing Date shall not occur prior to October 17, 2017. The Acquired Stores to be transferred at the Closing are set forth in Section 2.1(c) of the Company Disclosure Schedules.

(b) Subject to Section 2.1(c) and Section 2.1(d), Purchaser Sub and the Company will complete the transactions contemplated by this Agreement and the purchase of any Purchased Assets and the assumption of any Assumed Liabilities (other than the Purchased Assets and Assumed Liabilities that were transferred on the Closing Date or any other Subsequent Closing Date) (each, a “Subsequent Closing”) on the second Business Day following (i) receipt by Purchaser Sub of a certificate of the Company signed by a duly authorized representative of the Company, with respect to the Acquired Stores to be transferred at such Subsequent Closing, certifying that the representations and warranties contained in Section 3.17 are true and correct in all respects as of such Subsequent Closing as if made on the applicable Subsequent Closing Date, except for breaches or inaccuracies, as the case may be, as to matters that, individually or in the aggregate, have not had a Material Adverse Effect, (ii) the satisfaction or waiver of (A) the conditions set forth in Section 7.2(b), Section 7.2(d) (solely with respect to the first Subsequent Closing) and Section 7.3(b), (B) solely with respect to the Closing, the condition that the Company shall have tested the Duplicate IT System (using the Developed Testing Procedures) and the Key IT Systems, in each case, with respect to the Acquired Stores to be transferred at the Closing, (C) solely with respect to the Closing and the first Subsequent Closing, the condition that the Company shall have based upon such tests certified to Purchaser Sub as to the operational readiness of the Duplicate IT System, by having delivered to Purchaser Sub an Operational Duplicate IT System Certificate, and the operational readiness of the Key IT Systems, in each case applicable to the Acquired Stores to be transferred at such Closing or such first Subsequent Closing, as applicable, and (D) solely with respect to the first Subsequent Closing, the condition that Parent shall have had a reasonable opportunity to test the operational readiness of the Duplicate IT System with respect to the Acquired Stores transferred at the Closing using the Developed Testing Procedures and shall have reasonably determined that (i), with respect to the Duplicate IT System, the results of such test were consistent with the Operational Duplicate IT System Certificate and (ii), with respect to the Key IT Systems, the Key IT Systems with respect to the Acquired Stores transferred at the Closing operate in a manner that is substantially consistent with the Company’s past practice (except as may be otherwise contemplated by the Transition Services Agreement) and support the operation of all critical areas of the Company’s business (including pharmacy, front of store operations, employee scheduling and management, procurement, supply chain, finance and accounting and data warehousing); provided that, if Parent (or the Company) shall have reasonably determined that any of the conditions set forth in this clause (D)(ii) have not been satisfied such that there is a material impact on the operation of the Acquired Stores to be transferred at the Closing, Parent (or the Company, as the case may be) shall promptly provide notice thereof to the other party specifying any deficiencies in reasonable detail, and the parties shall use reasonable best efforts to cooperate to promptly cure any such deficiencies; and (iii) the delivery to Purchaser Sub of the Inventory Statement and the report specified in Section 2.5(b) (the “Subsequent Closing Conditions”), pursuant to the terms and conditions of this Agreement. The date on which a Subsequent Closing occurs is hereinafter referred to as the “Subsequent Closing Date”; provided, however, that the sale and purchase of the Distribution Centers (and the assets in the Distribution Centers to the extent Purchased Assets) (the “Distribution Center Closing”) shall occur on the last day of the Transition Period (as defined in the Transition Service Agreement) or such earlier date as mutually agreed by the Parties (such date, the “Distribution Center Closing Date”), subject to receipt by Purchaser Sub of a certificate of the Company signed by a duly authorized representative of the Company, with respect to the Distribution Centers (and the Purchased Assets therein), certifying that the representations and warranties contained in Section 3.17 are true and correct in all respects as of the Distribution Center Closing as if made on the Distribution Center Closing Date, except for breaches or inaccuracies, as the case may be, as to matters that, individually or in the aggregate, have not had a Material Adverse Effect. Assuming the conditions applicable to the first Subsequent Closing described in this Section 2.1(b) are satisfied, the first Subsequent Closing shall occur within the later of the date that is (i) thirty (30) days after the Closing Date and (ii) fourteen (14) days after the end of the calendar month in which the Closing occurred.

(c) Notwithstanding anything herein to the contrary, with respect to any Acquired Store, (i) in no event shall the Parties complete, or be obligated to complete, the Closing or a Subsequent Closing with respect to such Acquired Store prior to the later of (A) the date set forth with respect to such Acquired Store on Section 2.1(c) of the Company Disclosure Schedules (the “Acquired Store Scheduled Closing Date”), (B) the Closing Date and (C) the earlier of (x) the date on which all required Pharmacy Approvals relating to such Acquired Store, if any, and all required consents under any Acquired Lease relating to such Acquired Store, if any, (collectively, the “Acquired Store Approvals”) have been obtained and (y) the date that is sixty (60) days after the Acquired Store Scheduled Closing Date (the later of (A), (B) and (C), the “Acquired Store Outside Date”), (ii) if any required Acquired Store Approvals have not been obtained with respect to such Acquired Store as of the applicable Acquired Store Outside Date and the Acquired Store Approvals outstanding with respect to such Acquired Store include any required consents under any Acquired Lease relating to such Acquired Store, then, at Parent’s election, (A) such Acquired Stores and all of the related assets and Liabilities shall be retained by the Company and the Purchase Price shall be reduced as set forth on Section 2.2 of the Company Disclosure Schedules (and the amounts payable pursuant to Section 2.7 shall be reduced accordingly) or (B) to the extent mutually agreed among the Parties, such Acquired Store shall be replaced with one or more other stores of the Company, and each such replacement store shall thereafter be deemed an Acquired Store for purposes hereof and shall be subject to an Acquired Store Scheduled Closing Date as the Parties shall reasonably agree with respect to such replacement store and (iii) if the only Acquired Store Approval outstanding with respect to such Acquired Store is a Pharmacy Approval, then at the Company’s election, (A) Parent shall acquire the prescription and customer records related to such Acquired Store consistent with a “file buy” acquisition and all Inventory located at such Acquired Store and shall assume all obligations under the Acquired Lease relating to such Acquired Store, and Parent shall bear all costs and expenses (including severance, if applicable) in connection with the shutdown of such Acquired Store (and, for the avoidance of doubt, the Purchase Price shall not be reduced as a result thereof) or (B) to the extent mutually agreed among the Parties, such Acquired Store shall be replaced with one or more other stores of the Company, and each such replacement store shall thereafter be deemed an Acquired Store for purposes hereof and shall be subject to an Acquired Store Scheduled Closing Date as the Parties shall reasonably agree with respect to such replacement store.

(d) Notwithstanding anything herein to the contrary, in no event shall the Parties complete a Subsequent Closing, except as otherwise agreed upon by Purchaser Sub and the Company, with respect to less than fifty (50) Acquired Stores (other than the final Subsequent Closing) or more than seventy-five (75) Acquired Stores (it being acknowledged and agreed that in the event that the Subsequent Closing Conditions have been satisfied or waived with respect to less than fifty (50) Acquired Stores, the Parties shall complete the Subsequent Closing with respect to such Acquired Stores on the fifth (5th) Business Day following the satisfaction or waiver of the Subsequent Closing Conditions with respect to fifty (50) or more Acquired Stores which have not yet been conveyed to Purchaser Sub, or, in the case of the final Subsequent Closing, any remaining Acquired Stores that have not previously been conveyed to Purchaser Sub).

(e) The transfer of the Acquired Regional Offices (and the Purchased Assets located therein or exclusively related thereto) (each an “Acquired Regional Office Closing”) shall take place on one or more dates prior to the end of the Transition Services Period (as defined in the Transition Services Agreement), as such date or dates shall be reasonably agreed by the Parties, to the extent any lease for such Acquired Regional Office has not expired (provided the Company will use commercially reasonable efforts to renew) and, for the avoidance of doubt, no portion of the Purchase Price shall be payable upon the transfer of the Acquired Regional Offices (and the Purchased Assets located therein or exclusively related thereto).

SECTION 2.2 Purchase Price.

(a) The aggregate “Purchase Price” for the Purchased Assets shall be (i) an amount in cash equal to $4,375,000,000, as may be reduced in accordance with Section 6.28 hereof (the “Base Purchase Price”) plus (ii) the assumption of the Assumed Liabilities. Section 2.2 of the Company Disclosure Schedules shall set forth an allocation of the Base Purchase Price among each of the Acquired Stores and collectively the Distribution Centers for purposes of Section 2.1(b) and this Section 2.2(a).

(b) As soon as reasonably practicable and in no event later than ninety (90) days after the Closing Date, Parent shall provide the Company with an allocation of the Purchase Price for federal income tax purposes, including any Assumed Liabilities properly included therein among the Purchased Assets and the agreements provided for herein, for federal, state and local income tax purposes (the “Initial Allocation”). Within thirty (30) days of the receipt of the Initial Allocation, the Company shall deliver notice (the “Objection Notice”) to Parent, setting forth in reasonable detail those items in the Initial Allocation that the Company disputes, if any. If prior to the conclusion of such 30-day period, the Company notifies Parent that it will not provide any Objection Notice or if the Company does not deliver an Objection Notice within such thirty (30) day period, then Parent’s proposed Initial Allocation shall be deemed final, conclusive and binding upon each of the Parties. Within fifteen (15) days of the Company’s delivery of the Objection Notice, the Company and Parent shall attempt to resolve in good faith any disputed items and failing such resolution, the unresolved disputed items shall be referred for final binding resolution to the Independent Accounting Firm. The costs, fees and expenses of the Independent Accounting Firm shall be borne equally by Purchaser Sub and the Company. Such determination by the Independent Accounting Firm shall be (i) in writing, (ii) furnished to Parent and the Company as soon as practicable (and in no event later than thirty (30) days after the items in dispute have been referred to the Independent Accounting Firm), (iii) made in accordance with the principles set forth in this Section 2.2(b) and (iv) non-appealable and incontestable by Parent and the Company. As used herein, the “Allocation” means the allocation of the Purchase Price, the Assumed Liabilities and other related items among the Purchased Assets and the agreements provided for herein as finally agreed between Parent and the Company or ultimately determined by the Independent Accounting Firm, as applicable, in accordance with this Section 2.2(b). The Allocation shall be reasonable and shall be prepared in accordance with Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations thereunder (and any similar provision of state, local or foreign Law, as appropriate). If the Purchase Price is required to be adjusted after the Allocation is initially determined, then appropriate adjustments shall be made to the Allocation to reflect any such adjustments, in a manner consistent with the principles utilized in the Allocation. Each of the Parties shall report the federal, state and local income and other Tax consequences of the transactions contemplated hereby in a manner consistent with the Allocation, including, if applicable, the preparation and filing of Forms 8594 under Section 1060 of the Code (or any successor form or successor provision of any future tax Law) with their respective federal income Tax Returns for the taxable year which includes the Closing Date, and none of the Parties will take any position inconsistent with the Allocation on any Tax Return, before any Governmental Entity or in any Proceeding, in each case unless otherwise required under applicable Law or pursuant to a “determination” under Section 1313 of the Code (and any similar provision of state, local or foreign Law, as appropriate). Each of the Parties shall notify the other if it receives notice that any Governmental Entity proposes any allocation different than that set forth on the Allocation.

(c) Each of Parent and Purchaser Sub shall be entitled to deduct and withhold, or cause to be deducted and withheld, from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under U.S. federal tax Law or any other applicable state, local or foreign tax Law. To the extent that amounts are so withheld, such withheld amounts (i) shall be promptly remitted by the applicable party to the applicable Governmental Entity in accordance with applicable Law and (ii) shall be treated for all purposes of this Agreement as having been paid to the party in respect of which such deduction and withholding was made.

(d) Any sales, use, gross-receipts, excise, value-added, property, transfer, real estate or land transfer, documentary, stamp, registration, recording, filing, goods and services or other similar Taxes (excluding, for the avoidance of doubt, any capital gains or similar taxes, which shall be borne solely by the Company) which may be payable by reason of the sale of the Purchased Assets or the assumption of the Assumed Liabilities under this Agreement or the transactions contemplated hereby (“Transfer Taxes”) shall be borne by the Parties in accordance with Section 2.2(e). Each Party shall, at its own expense, timely file any Tax Return or other document required to be filed with respect to such Transfer Taxes, and the other Party shall join, and cause any of its applicable Affiliates to join, in the execution of any such Tax Return if required by Law. If either Party is required by Law to file any such Tax Return, such Party shall notify the other Party of the amount of the Transfer Tax shown to be due on such Tax Return and the other Party shall reimburse such Party for the amount, if any, of such Transfer Tax to be borne by the other Party pursuant to Section 2.2(e) by wire transfer of immediately available funds within ten (10) Business Days of receipt of such notice to an account or accounts designated by such Party.

(e) Any (i) Transfer Taxes, (ii) costs or expenses arising from or incurred by any Party in connection with the Company’s efforts to obtain consents pursuant to the second sentence of Section 1.5 and (iii) payments made by any Party in connection with any actions such Party takes with respect to obtaining consents to assign the Acquired Leases in accordance with Section 6.22 (collectively, the “Transfer Expenses”) shall be borne and timely paid (i) by Parent up to an aggregate amount of such Transfer Expenses not to exceed $10 million and (ii) with respect to any Transfer Expenses in excess of such amount, equally by Parent and the Company.

SECTION 2.3 Deliveries by the Company .

(a) At the Closing, the Company shall deliver or cause to be delivered to Purchaser Sub:

(i) a certificate, dated as of the Closing Date, executed by the Company confirming the satisfaction of the conditions specified in Section 7.2(a) and Section 7.2(b);

(ii) a certification of non-foreign status reasonably acceptable to Parent, for purposes of Section 897 and 1445 of the Code;

(iii) duly executed counterparts by the Company or any Affiliate of the Company to each of the Ancillary Agreements applicable to the Closing; and

(iv) an Operational Duplicate IT System Certificate, executed by the Company, dated as of the Closing Date.

(b) At each Subsequent Closing and at the Distribution Center Closing, as applicable, the Company shall deliver or cause to be delivered to Purchaser Sub:

(i) the certificate described in Section 2.1(b)(i), dated as of each Subsequent Closing Date or Distribution Center Closing Date, as applicable, executed by the Company, each reference therein to “Closing Date” shall be deemed to be such Subsequent Closing Date or Distribution Center Closing Date, as applicable, solely with respect to the Acquired Stores or Distribution Centers (and Purchased Assets related thereto) to be transferred at such Subsequent Closing and the Distribution Center Closing (as applicable);

(ii) a certificate dated as of each Subsequent Closing Date or Distribution Center Closing Date, as applicable, executed by the Company regarding the accuracy of the matters set forth in Section 7.2(b) and, solely with respect to the first Subsequent Closing, Section 7.2(d) and where, for purposes of this Section 2.3(b)(ii), each reference therein to “Closing Date” in Section 7.2(b) and, solely with respect to the first Subsequent Closing, Section 7.2(d), as applicable, shall be deemed to be such Subsequent Closing Date or Distribution Center Closing Date, as applicable, solely with respect to the Acquired Stores or Distribution Centers (and Purchased Assets therein) to be transferred at such Subsequent Closing and the Distribution Center Closing (as applicable);

(iii) solely with respect to the first Subsequent Closing, the Operational Duplicate IT System Certificate, executed by the Company, dated as of the first Subsequent Closing Date;

(iv) a certification of non-foreign status reasonably acceptable to Parent, for purposes of Section 897 and 1445 of the Code; and

(v) duly executed counterparts by the Company or any Affiliate of the Company to each of the Ancillary Agreements applicable to such Subsequent Closing and the Distribution Center Closing.

SECTION 2.4 Deliveries by Purchaser Sub.

(a) At the Closing, Purchaser Sub shall deliver to the Company:

(i) an amount of cash equal to the portion of the Purchase Price with respect to the Acquired Stores to be transferred at Closing as contemplated by Section 2.2 of the Company Disclosure Schedules, by wire transfer in immediately available funds, to an account or accounts as directed by the Company (it being understood that the Company is receiving such amount on behalf of and as agent for its Affiliates that are transferring Acquired Stores at Closing);

(ii) a receipt for the Purchased Assets transferred at the Closing;

(iii) duly executed counterparts by Purchaser Sub or any Affiliate of Purchaser Sub to each of the Ancillary Agreements applicable to the Closing; and

(iv) a certificate, dated as of the Closing Date, executed by Parent confirming the satisfaction of the conditions specified in Section 7.3(a) and Section 7.3(b).

(b) At each Subsequent Closing and the Distribution Center Closing (except as set forth in clause (i)(B), below), as applicable, Purchaser Sub shall deliver to the Company:

(i) (A) an amount of cash equal to the portion of the Purchase Price with respect to the Acquired Stores to be transferred at such Subsequent Closing and the Distribution Centers (and the Purchased Assets therein) to be transferred at the Distribution Center Closing and the Purchase Price, if any, with respect to the Purchased Intellectual Property and (B) an amount of cash equal to the portion of the Purchase Price allocated to the value of the Distribution Centers (and the Purchased Assets therein) excluding the value attributable to Inventory located at the Distribution Center and, within 25 days after the Distribution Center Closing, an amount of cash equal to the portion of the Purchase Price allocated to the Inventory located at the Distribution Centers to be transferred at the Distribution Center Closing, in each of cases (A) and (B), as contemplated by Section 2.2 of the Company Disclosure Schedules, by wire transfer in immediately available funds, to an account or accounts as directed by the Company (it being understood that the Company is receiving such amount on behalf of and as agent for its Affiliates that are transferring Acquired Stores at such Subsequent Closing and Distribution Centers (and the Purchased Assets therein) at the Distribution Center Closing);

(ii) a certificate dated as of each Subsequent Closing Date or Distribution Center Closing Date, as applicable, executed by Purchaser Sub regarding the accuracy of the matters set forth in Section 7.3(b) and where, for purposes of this Section 2.4(b)(ii), each reference therein to “Closing Date” in Section 7.3(b) shall be deemed to be such Subsequent Closing Date or Distribution Center Closing Date, as applicable, solely with respect to the Acquired Stores or Distribution Centers (and Purchased Assets related thereto) to be transferred at such Subsequent Closing and the Distribution Center Closing (as applicable);

(iii) a receipt for the Purchased Assets transferred at the applicable Subsequent Closing and Distribution Center Closing; and

(iv) duly executed counterparts by Purchaser Sub or any Affiliate of Purchaser Sub to each of the Ancillary Agreements applicable to such Subsequent Closing and Distribution Center Closing.

SECTION 2.5 Inventory Valuation.

(a) An Inventory Amount with respect to the Closing, a Subsequent Closing or the Distribution Center Closing shall be calculated as follows:

(i) The parties shall commission WIS International or another mutually acceptable inventory valuation firm (the “Inventory Service”) to conduct a physical inventory (with a representative of each of the Company and Purchaser Sub present thereat in order to observe such Inventory Audit) at certain Acquired Stores to be inventoried at the Closing or such Subsequent Closing (which shall be such Acquired Stores as are mutually agreed in good faith by the Company and Purchaser Sub prior to the Closing Date (or the applicable Subsequent Closing Date)) (such Acquired Stores so sampled are collectively referred to as the “Sampled Locations”), as described herein (each, an “Inventory Audit”). The Inventory Service shall also conduct a physical inventory (with a representative of each of the Company and Purchaser Sub present thereat in order to observe such Inventory Audit) at each Distribution Center prior to the Distribution Center Closing Date. The Inventory Audits shall be performed within the ten (10) days prior to the Closing Date or applicable Subsequent Closing Date or Distribution Center Closing Date. The Inventory Audits will be performed as of the close of business at each selected location on the date of its Inventory Audit. In the case of a 24-hour store, the Inventory Audit will be performed as of 11:59 p.m. store time. The Inventory Audits will be performed in accordance with the inventory count and valuation procedures set forth on Exhibit A attached hereto (the “Inventory Procedures”). The fees and expenses of the Inventory Service shall be borne equally by Purchaser Sub and the Company. The Inventory Service shall conduct a physical inventory of at least 20% of the aggregate number of Acquired Stores being transferred at the Closing and any applicable Subsequent Closing.

(ii) The Inventory Service will calculate the aggregate count of Inventory counted by it at each Sampled Location with respect to the Closing or the applicable Subsequent Closing and applicable Inventory in the Distribution Centers with respect to the Distribution Center Closing in accordance with the Inventory Procedures (such count with respect to each Sampled Location and the Distribution Centers, the “Retail Inventory Value”). If the Book to Physical Adjustment Ratio with respect to the Sampled Locations with respect to the Closing or the applicable Subsequent Closing is greater than or equal to 5% (based on a physical inventory valuation report), the Inventory Service will conduct an Inventory Audit (an “Additional Inventory Audit”) of an additional number of Acquired Stores selected by the Company and confirmed by Purchaser Sub (each such additional Acquired Store thereafter deemed to be a Sampled Location for purposes of this Section 2.5). The Inventory Service shall conduct an Additional Inventory Audit of that number of Acquired Stores being transferred at the Closing and any applicable Subsequent Closing as may be mutually agreed by Purchaser Sub and the Company.

(b) At the conclusion of each Inventory Audit and Additional Inventory Audit, (i) the Inventory Service shall provide each of the Company, Purchaser Sub and Purchaser Sub’s financing sources with a physical inventory valuation report in the form attached hereto as Section 2.5(b) of the Company Disclosure Schedules setting forth the Inventory Amount with respect to the Acquired Stores and Distribution Centers to be transferred as of the Closing Date, applicable Subsequent Closing Date or Distribution Center Closing Date (each, an “Inventory Statement”), which such report shall be signed by each of Purchaser Sub and the Company and (ii) the Inventory Service shall provide each of the Company and Purchaser Sub prior to each of the Closing, each Subsequent Closing and to the extent applicable to the Inventory to be transferred thereat, the Distribution Center Closing, a report as to the retail and cost value of the applicable Inventory to be transferred as of such date (including in each case shown by front end, pharmacy, cigarettes and liquor) and prescription volume, in each case as of the most recent month ended prior to such date in form and substance consistent with the Company’s past practice.

SECTION 2.6 Prorations.

(a) As of the Closing Date, each Subsequent Closing Date, the Distribution Center Closing Date and each Acquired Regional Office Closing Date (as applicable), all items set forth on Section 2.6 of the Company Disclosure Schedules, and all other items for which proration is necessary, shall be prorated as of the Closing, such Subsequent Closing or Distribution Center Closing (collectively, the “Prorated Charges”). On a monthly basis, the Company shall calculate the applicable Prorated Charges and deliver a notice of payment due to the Buyer within fifteen (15) Business Days of the end of each month with respect to the applicable Closing, Subsequent Closings and/or Distribution Center Closing that occurred during such month. Purchaser Sub shall pay to the Company the amount set forth on such notice of payment within five (5) Business Days of receipt of such notice of payment. Whenever possible, such prorations shall be based on actual, current payments by the Company or its Affiliates and to the extent such actual amounts are not available, such prorations shall be estimated as of the Closing, such Subsequent Closing and Distribution Center Closing (as applicable) based on actual amounts for the most recent comparable billing period. When the actual amounts become known, such prorations shall be recalculated by Purchaser Sub and the Company, and Purchaser Sub or the Company, as the case may be, promptly (but not later than ten (10) Business Days after notice of payment due) shall make any additional payment or refund so that the correct prorated amount is paid by each of Purchaser Sub and the Company.

(b) Percentage rent payable under each Acquired Lease and lease for each Acquired Regional Office, to the extent applicable, shall be prorated at the end of the current lease year for each Acquired Lease in accordance with the terms of the applicable Acquired Lease, and otherwise the percentage rent payable, if any, shall be paid by Purchaser Sub when due and the Company shall promptly reimburse Purchaser Sub a portion thereof determined by, in the case of an Acquired Lease with respect to an Acquired Store, multiplying (A) a fraction, the numerator of which is the amount of the Company’s or its Affiliates’ gross annual sales at such Acquired Store from the first day of such lease year to (and excluding) the Closing Date or the applicable Subsequent Closing Date (as applicable), and the denominator of which is the sum of Purchaser Sub’s and its Affiliates’ and the Company’s and its Affiliates’ gross annual sales at such Acquired Store for the entire lease year, times (B) the amount of percentage rent actually due under the Acquired Lease for such Acquired Store. The Company, upon the request of Purchaser Sub, shall promptly provide Purchaser Sub with such information as Purchaser Sub shall be required to submit to landlords under the Acquired Leases in connection with the payment of percentage rent with respect to the Acquired Stores.

(c) Purchaser Sub and the Company shall cooperate in good faith to resolve any dispute with respect to prorations. In the event Purchaser Sub and the Company are unable to resolve such dispute within twenty (20) Business Days after the date such dispute arose, Purchaser Sub and the Company shall submit the items remaining for resolution in writing, together with such written evidence as Purchaser Sub or the Company may elect to include, to an Independent Accounting Firm. The Independent Accounting Firm shall, within twenty (20) Business Days of such submission, resolve any differences between Purchaser Sub and the Company and such resolution shall, in the absence of manifest error, be final, binding and conclusive upon each of the Parties. The costs, fees and expenses of the Independent Accounting Firm shall be borne equally by Purchaser Sub and the Company.

(d) Notwithstanding anything to the contrary in this Agreement, including this Section 2.6, all real property, personal property and similar ad valorem Taxes, if any, levied with respect to the Purchased Assets with respect to a taxable period beginning on or before the Closing Date and ending after the Closing Date (collectively, the “Apportioned Taxes”) shall be apportioned between the Company and Parent based on the number of days of such taxable period before and including the Closing Date (such portion of such taxable period, the “Pre-Closing Tax Period”) and the number of days of such taxable period after the Closing Date (such portion of such taxable period, the “Post-Closing Tax Period”). The Company shall be responsible for the proportionate amount of such Apportioned Taxes that is attributable to the Pre-Closing Tax Period and such amount shall be an Excluded Liability, and Parent and Purchaser Sub shall be responsible for the proportionate amount of such Apportioned Taxes that is attributable to the Post-Closing Tax Period and such amount shall be an Assumed Liability. Any Apportioned Taxes shall be timely paid, and all applicable Tax Returns shall be timely filed, as provided by applicable Law. The paying Party (including through the use of any prepayment or credit or carryforward) shall be entitled to reimbursement from the non-paying Party for the non-paying Party’s portion of the Apportioned Taxes in accordance with this Section 2.6(d). Upon payment (or use of a prepayment or credit or carryforward) of any such Apportioned Taxes, the paying Party shall present a statement to the non-paying Party setting forth the amount of reimbursement to which the paying Party is entitled under this Section 2.6(d), together with such supporting evidence as is reasonably necessary to calculate the amount to be reimbursed. The non-paying Party shall make such reimbursement by wire transfer in immediately available funds within ten (10) Business Days of receipt of such statement to an account designated by the paying Party. The provisions of this Section 2.6(d) shall survive the Closing Date until the expiration of the statute of limitations applicable to any such Apportioned Tax.

SECTION 2.7 Purchased Cash; Aggregate Inventory Amount Adjustment.

(a) No later than three (3) Business Days following the Closing Date, Purchaser Sub shall deliver to the Company an amount of cash equal to the Purchased Cash with respect to the Acquired Stores transferred on the Closing Date, with a receipt related thereto. No later than three (3) Business Days following each such Subsequent Closing Date, Purchaser Sub shall deliver to the Company an amount of cash equal to the Purchased Cash with respect to the Acquired Stores transferred on such Subsequent Closing, together with a receipt related thereto.

(b) No later than three (3) Business Days following the final Subsequent Closing Date, either (i) Purchaser Sub shall deliver to the Company an amount of cash equal to the amount, if any, by which the Aggregate Inventory Amount is greater than $1,344,000,000 (provided that if any stores included within the Acquired Stores as of the date hereof are not sold to Parent or Purchaser Sub such number will be reduced by the number of such stores that are not sold multiplied by $695,134.58) or (ii) the Company shall deliver to Purchaser Sub an amount, if any, by which the Aggregate Inventory Amount is less than $1,278,000,000 (provided that if any stores included within the Acquired Stores as of the date hereof are not sold to Parent or Purchaser Sub such number will be reduced by the number of such stores that are not sold multiplied by $660,973.08). Section 2.7(b) of the Company Disclosure Schedules sets forth an illustrative example of the inventory valuation process, for reference purposes only.

(c) No later than three (3) Business Days following the Distribution Center Closing Date, either (i) Purchaser Sub shall deliver to the Company an amount of cash equal to amount, if any, by which the Distribution Center Inventory Amount is greater than $155,000,000 or (ii) the Company shall deliver to Purchaser Sub an amount, if any, by which the Distribution Center Inventory Amount is less than $140,000,000.

(d) Payments pursuant to this Section 2.7 and Article IX shall be treated as adjustments to the Purchase Price for federal income tax purposes, to the extent permitted by applicable Law.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Purchaser Sub that, except (i) as disclosed in the SEC Reports filed with, or furnished to, the U.S. Securities and Exchange Commission (the “SEC”) on or after March 1, 2014 and publicly available no less than one (1) Business Day prior to the date of this Agreement (excluding any disclosures set forth therein under the heading “Risk Factors” (other than factual information contained therein) or in any “forward-looking statements” disclaimer or other section to the extent they are similarly predictive or forward-looking in nature) or (ii) as set forth in the corresponding sections or subsections of the disclosure schedules delivered to Parent by the Company concurrently with entering into this Agreement (the “Company Disclosure Schedules”), it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedules shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on its face:

SECTION 3.1 Organization and Qualification. The Company (i) is a legal entity duly organized, validly existing and in good standing under the Laws of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted with respect to the Purchased Assets and (ii) is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of the Purchased Assets or present conduct of its business with respect to the Purchased Assets requires such qualification.

SECTION 3.2 Authority. The Company has all requisite corporate power and authority, and has taken all corporate action necessary, to execute and deliver the Transaction Agreements, to perform its obligations thereunder and to complete the transactions contemplated by the Transaction Agreements. This Agreement has been, and upon execution and delivery the Ancillary Agreements to which it is a party will be, duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Purchaser Sub, constitutes, and upon execution and delivery the Ancillary Agreements will constitute, legal, valid and binding obligations of the Company enforceable against the Company in accordance with their terms, subject to the effects of applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws, now or hereafter in effect, relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law) (the “Bankruptcy and Equity Exception”). The Company Board, at a duly called and held meeting, has approved this Agreement.

SECTION 3.3 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance of the Transaction Agreements by the Company do not, and the completion of the sale of the Purchased Assets and the other transactions contemplated by the Transaction Agreements will not, (i) conflict with or violate the Company’s amended and restated certificate of incorporation, as amended, or the Company’s amended and restated bylaws, as amended, (ii) assuming that all consents, approvals, authorizations and Permits contemplated by clauses (i) through (v) of subsection (b) below have been obtained, and all filings and notifications described in such clauses of subsection (b) below have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Purchased Assets or (iii) result in any breach or violation of or constitute a default (or an event, which, with notice or lapse of time or both, would become a default) or result in the loss of a benefit to which the Company or its subsidiaries are entitled with respect to the Purchased Assets, give rise to any right of termination, cancellation, adverse amendment or acceleration of, require notice or consent under, or result in the creation of a Lien (except a Permitted Lien) on any of the Purchased Assets pursuant to any Contract to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries (with respect to the Purchased Assets) or by which any Purchased Asset is bound, except, in the case of clauses (ii) and (iii), for any such conflict, violation, Lien, breach, default, loss, right, requirement of notice or consent or other occurrence which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) The execution, delivery and performance of the Transaction Agreements by the Company and the completion of the sale of the Purchased Assets and the other transactions contemplated by the Transaction Agreements by the Company do not require any Governmental Filings, except for (i) filings required under, and compliance with other applicable requirements of, the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, and state securities, takeover and “blue sky” laws; (ii) filings or notifications required under, and compliance with other applicable requirements of, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (including the filing of a “Notification and Report Form” by the Company under the HSR Act); (iii) filings required under, and compliance with other applicable requirements of, the New York

Stock Exchange; (iv) the Governmental Filings described in Section 3.3(b) of the Company Disclosure Schedules (collectively, the “License Approvals”); and (v) any such Governmental Filings the failure of which to make or obtain would not prevent or materially delay the consummation by the Company of the transactions contemplated by, or the performance by the Company of any of its material obligations under, the Transaction Agreements. The execution and delivery by the Company of the Transaction Agreements do not, and the performance by the Company of, and the consummation by the Company of the transactions contemplated by, the Transaction Agreements will not require the vote or consent of the Company’s stockholders.

SECTION 3.4 Compliance with Laws; Permits; Investigations.

(a) Since February 28, 2016 (the “Applicable Date”), the business of the Company and its subsidiaries with respect to the Purchased Assets has been, and is being, conducted in compliance with all Laws applicable to the conduct of business at the Acquired Stores and the Distribution Centers by it or the Purchased Assets, except for such failures in compliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and the Company and its subsidiaries have not received any written notice or, to the Company’s knowledge, any other communication of any non-compliance with any such Laws with respect to the Purchased Assets, except for any such non-compliance that would not, individually or in the aggregate, reasonably be expected to be material to the Purchased Assets, taken as a whole.

(b) Each of the Company and its subsidiaries has all governmental qualifications, registrations, filings, privileges, franchises, licenses, permits, approvals or authorizations, including Pharmacy Approvals that are necessary for, or primarily used in, or related to the ownership or operation of business at the Acquired Stores or the Distribution Centers as conducted on the date of this Agreement (“Permits”) necessary for it to own and operate the Purchased Assets, as owned and operated as of the date hereof, except where the failure to have such Permit would not, individually or in the aggregate, reasonably be expected to be material to the Purchased Assets, taken as a whole (collectively, “Material Permits”). As of the date of this Agreement, all such Permits are in full force and effect, except where the failure to be in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. As of the date of this Agreement, there are no actions pending or, to the knowledge of the Company, threatened in writing, that seek the revocation, cancellation or adverse modification of any such Permit, except where such revocation, cancellation or adverse modification would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Since that date that is 24 months immediately preceding the date of this Agreement, neither the Company nor any of the Company’s Affiliates (with respect to the Acquired Stores or Distribution Centers) has received written notice of any Proceeding relating to the revocation or modification of any of the Material Permits. No outstanding material violations are or have been recorded in respect of any of the Material Permits.

(c) As of the date hereof, no investigation or review by any Governmental Entity with respect to the Purchased Assets is pending or, to the knowledge of the Company, threatened, except for such investigations or reviews the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. As of the date hereof, neither the Company nor any of its subsidiaries has since the Applicable Date been charged by any Governmental Entity with, or to the knowledge of the Company, investigated for, a violation of any Antitrust Law applicable to the Purchased Assets or entered any settlement, memorandum of understanding or similar agreement with a Governmental Entity with respect to the Purchased Assets in respect of a violation or alleged violation of any such Antitrust Law, except, in each case, for any such violation that would not, individually or in the aggregate, reasonably be expected to be material to the Purchased Assets, taken as a whole.

SECTION 3.5 Financial Statements; Undisclosed Liabilities. Section 3.5 of the Company Disclosure Schedules sets forth a statement of profits and losses with respect to each Acquired Store for the twelve-month period ended April 29, 2017 (collectively, the “Financial Statements”). The Financial Statements collectively present fairly, in all material respects, the results of operations of the applicable Acquired Store at their respective dates and for the periods covered by such statements, which are in conformity with the Transaction Accounting Principles, applied consistently, and are consistent with the historical accounting principles, practices, methodologies and policies of the Company or the Company’s applicable Affiliates, subject to normal year-end adjustments. The Financial Statements have been derived from the financial books and records of the Company and the Company’s applicable Affiliates. Neither the Company nor any of the Company’s Affiliates (with respect to the Acquired Stores or Distribution Centers) has received any written notification from its independent accountants that the Company or any of the Company’s Affiliates (with respect to the Acquired Stores or Distribution Centers) has used any improper accounting practice that would have the effect of not reflecting or incorrectly reflecting in the books and records of the Company, any Affiliate of the Company (with respect to the Acquired Stores or Distribution Centers) or any of their subsidiaries any material properties, assets, liabilities, revenues, expenses, equity accounts or other accounts with respect to the Acquired Stores, except as has not had, and would not reasonably be expected to have, a Material Adverse Effect.

SECTION 3.6 Absence of Certain Changes and Events. Since March 4, 2017 through the date of this Agreement, (a) the Company and its subsidiaries have conducted their business at the Acquired Stores and Distribution Centers in all material respects in the ordinary course consistent with past practice and has not taken any action that, if such action occurred between the date hereof and the last Subsequent Closing Date, without the consent of the Purchaser Sub, would constitute a breach of clause (i), (ii), (iii), (viii), (ix), (xv) or (xvi) of Section 5.1 and (b) there has not occurred any event that would materially impair or delay the ability of the Company to complete the transactions contemplated by this Agreement. Since March 4, 2017 through the date of this Agreement, there has not occurred any event that has had, or would reasonably be expected to have, a Material Adverse Effect.

SECTION 3.7 Absence of Litigation. As of the date hereof, there are no Proceedings pending or, to the knowledge of the Company, threatened in writing against the Company or any of its subsidiaries (with respect to or relating to the Acquired Stores, the Distribution Centers or Purchased Assets), other than any such Proceeding that would not, individually or in the aggregate, reasonably be expected to be material to the Purchased Assets, taken as a whole. As of the date hereof, neither the Company nor any of its subsidiaries (with respect to the Purchased Assets) nor any of the Purchased Assets is or are subject to any order, writ, judgment, injunction, decree or regulatory restriction (other than those of general application that apply to similarly situated companies or their subsidiaries and are not disproportionately adverse to the Company and its subsidiaries) except for those that would not, individually or in the aggregate, reasonably be expected to be material to the Purchased Assets, taken as a whole.

SECTION 3.8 Employee Benefit Plans.

(a) Section 3.8(a) of the Company Disclosure Schedules sets forth a list of all material employee benefit plans (within the meaning of Section 3(3) of ERISA) and all material retirement, welfare benefit, bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree health or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, that are maintained, contributed to or sponsored by the Company or its respective Affiliates for the benefit of any Business Employee, other than governmental plans and Multiemployer Plans (the “Employee Plans”). No Employee Plans are sponsored or maintained by the Acquired Stores or the Distribution Centers, and neither the Acquired Stores nor the Distribution Centers has any liability in respect of the Employee Plans. The Company has provided Purchaser Sub with true and correct copies of all Employee Plans set forth on Section 3.8(a) of the Company Disclosure Schedules.

(b) No circumstance exists which would reasonably be expected to result in a material Liability to the Purchaser Sub or its Affiliates on or after the Closing Date under ERISA with respect to any Business Employee. Section 3.8(b) of the Company Disclosure Schedules sets forth a list of all Multiemployer Plans to which the Company or any of its Affiliates contribute as of the Closing (the “Company Multiemployer Plans”). As of or prior to the date hereof, neither the Company nor any of its ERISA Affiliates has incurred or triggered any withdrawal liability (including any contingent or secondary withdrawal liability) within the meaning of Section 4201 or 4204 of ERISA. The Company and its Affiliates have timely made all contributions required to be made by them to a Company Multiemployer Plan under the terms of the Company Multiemployer Plan and/or the applicable CBA. For each Company Multiemployer Plan, the Company has made available to the Purchaser Sub true and correct copies of all material correspondence for the previous six (6) years from each such Company Multiemployer Plan, relating to its funded status, relating to, or describing the existence of, any minimum funding violation or application for waiver of a minimum funding violation, or containing any reference to or description of any rehabilitation plan or default plan adopted under applicable law, and with a copy of any letter received from the administrator of the Company Multiemployer Plan setting forth the estimated withdrawal liability which would be imposed by the Company Multiemployer Plan if the Company or its ERISA Affiliate, as applicable, were to withdraw from the Company Multiemployer Plan in a complete withdrawal.

(c) Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service that it is so qualified (or an application for such a determination letter has been filed and is pending), and, to the knowledge of the Company, no fact or event has occurred since the date of such determination letter that would reasonably be expected to adversely affect such qualification.

(d) Each Employee Plan has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws, other than noncompliance which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(e) There are no material controversies pending or, to the knowledge of the Company, threatened in connection with any Employee Plan that could reasonably be expected to have a Material Adverse Effect.

(f) Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement could reasonably be expected to, either alone or in conjunction with any other event (whether contingent or otherwise), (i) result in any payment or benefit becoming due or payable, or required to be provided, to any Business Employee, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any Business Employee or (iii) result in any amount failing to become deductible by reason of Section 280G of the Code or subject to an excise tax under Section 4999 of the Code (without giving effect to any payments payable pursuant to arrangements implemented by Purchaser or any of its Affiliates that are not otherwise disclosed to the Company prior to the Closing Date).

(g) This Section 3.8 constitutes the sole and exclusive representations and warranties of the Company with respect to any matters relating to employee benefits matters.

SECTION 3.9 Labor and Employment Matters.

(a) Except as set forth on Section 3.9(a) of the Company Disclosure Schedules, no union or other labor organization has been recognized or certified as the representative of any Business Employee for purposes of collective bargaining, and neither the Company nor any of its Affiliates is a party to any collective bargaining agreement or any other agreement currently in effect with any labor organization or other employee representative body applicable to any Business Employee (each, a “CBA”), nor is any such agreement being negotiated by the Company or any of its Affiliates applicable to any Business Employee as of the date hereof. The Company has provided Purchaser Sub with true and correct copies of all CBAs set forth on Section 3.9(a) of the Company Disclosure Schedules.

(b) To the Company’s knowledge, as of the date hereof, there is no union organizing activity ongoing among the Business Employees, nor has any union or labor organization made any demand for recognition with respect to any Business Employee. As of the date hereof and since the Applicable Date, there are and have been no strikes, work stoppages, slowdowns, lockouts or similar labor disputes pending or, to the knowledge of the Company, threatened in writing by, or on behalf of, any Business Employee, in each case, that would be material to the Acquired Stores and the Distribution Centers. Except as set forth on Section 3.9(b) of the Company Disclosure Schedules, as of the date hereof, there are no grievances pending against the Company or any of its Affiliates relating to the Business Employees, the Acquired Stores or the Distribution Centers by or before any judicial, administrative or arbitral tribunal, board, authority, agency, body, or court arising out of labor and employment or relating to union recognition, accretion, or card check/neutrality agreements between the Company and any union, except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Stores and the Distribution Centers, taken as a whole.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there are no actions, charges, complaints, government investigations or other proceedings by or on behalf of any Business Employee pending against the Company or any of its Affiliates, by or before any judicial, administrative or arbitral tribunal, board, authority, agency, body or court which arise out of labor or employment. With respect to the Business Employees, the Company and its Affiliates are and have been in compliance, in all material respects, with all applicable Laws regarding employment, labor and wage and hour matters, including the payment of wages for all time worked, the payment of overtime, discrimination, sexual harassment, civil rights, immigration, safety and health, workers’ compensation, classification of employees and independent contractors, classification of exempt and non-exempt status for overtime eligibility purposes, plant closing and layoff or other notices, including under the Worker Adjustment and Retraining Notification Act of 1988 and the regulations promulgated thereunder (the “WARN Act”), or any similar state or local law, and the collection and payment of withholding taxes, Social Security taxes and similar Taxes.

(d) This Section 3.9 constitutes the sole and exclusive representations and warranties of the Company with respect to any matters relating to employment matters.

SECTION 3.10 Properties.

(a) Section 3.10(a) of the Company Disclosure Schedules sets forth a true and complete list of each parcel of real property owned by the Company or its Affiliates with respect to an Acquired Store or a Distribution Center (collectively, the “Company Owned Real Property”) and the record owner thereof. The Company and its Affiliates have good, marketable and valid fee simple title to all of the Company Owned Real Property, free and clear of all liens, encumbrances, pledges, security interests, adverse claims, mortgages, deeds of trust, hypothecations, charges or conditional sale or similar restrictions (“Liens”), except in all cases for Permitted Liens.

(b) Section 3.10(b) of the Company Disclosure Schedules sets forth (i) a list of all leasehold interests with respect to the Acquired Stores, the Distribution Centers and specified regional, divisional and district offices relating to the Acquired Stores and Distribution Centers in all real property (including with respect to any relocation site set forth on Section 3.10(b) of the Company Disclosure Schedules, the “Leased Real Property”) and (ii) a list of all leases, subleases, licenses and other agreements for the use and occupancy by the Acquired Stores, the Distribution Centers and the specified regional, divisional and district offices relating to the Acquired Stores and Distribution Centers of the Leased Real Property (together with all modifications, amendments and supplements thereto, collectively, the “Acquired Leases”). The Company and its Affiliates have a valid leasehold interest in all properties subject to an Acquired Lease, free and clear of all Liens except for Permitted Liens. Each Acquired Lease is a valid and binding obligation of the Company or one of its Affiliates, as applicable, is in full force and effect and is enforceable against such Person in all material respects, as applicable, and, to the knowledge of the Company, against the other parties thereto, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or other similar Laws relating to or affecting creditors’ rights generally now or hereafter in effect and subject, as to enforceability, to any effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) as of the date hereof, neither the Company nor any subsidiary (with respect to the Purchased Assets) has received any written notice of any condemnation, requisition or taking by a Governmental Entity with respect to Company Owned Real Property or Leased Real Property nor, to the knowledge of the Company, has any such condemnation been threatened in writing, (ii) there are no unexpired option agreements, rights of first refusal or similar rights with respect to the Company Owned Real Property, and (iii) none of the Company nor any of its subsidiaries (with respect to the Purchased Assets) is in default or breach of any Acquired Lease, and, to the knowledge of the Company, no event has occurred which, with notice, lapse of time or both, would constitute a default or breach of any Acquired Lease by any of the Company or its subsidiaries (with respect to the Purchased Assets).

SECTION 3.11 Tax Matters.

(a) All income and other material Tax Returns required to have been filed with respect to the Purchased Assets have been prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) and such Tax Returns are complete and accurate in all material respects. All material Taxes with respect to the Purchased Assets have been duly and timely paid except with respect to matters contested in good faith by appropriate proceedings and for which adequate reserves have been provided in accordance with GAAP. No waiver of any statute of limitations, extension, or comparable consent regarding the application of the statute of limitations with respect to any Taxes or Tax Returns related to the Purchased Assets that would reasonably be expected to affect Parent after the Closing is outstanding, nor is there pending any request for such a waiver, extension, or comparable consent.

(b) There are no pending material Tax audits, examinations, investigations or other proceedings with respect to the Purchased Assets, and no such audits, investigations or proceedings with respect to the Purchased Assets have been threatened in writing.

(c) There are no Liens for Taxes on any of the Purchased Assets, other than for Taxes that are not yet due and payable and Permitted Liens.

(d) All material Taxes required to be withheld, collected or deposited by the Company with respect to the Purchased Assets have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant Tax authority.

(e) The representations and warranties contained in this Section 3.11 are the only representations and warranties being made with respect to Taxes.

(f) For purposes of this Agreement:

(i) “Taxes” means all federal, state, local and foreign income, profits, franchise, gross receipts, customs duty, capital stock, severance, stamp, payroll, sales, ad valorem, employment, unemployment, disability, use, property, withholding, transfer, excise, license, production, value added, alternative or add on minimum, occupancy and other taxes, customs, duties, governmental fees, escheats, or assessments or charges of a similar nature imposed by any Governmental Entity, including, as a result of being, or having been, a member of an affiliated, consolidated, combined or unitary group, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions; and

(ii) “Tax Return” means all returns and reports or similar statements (including elections, declarations, disclosures, schedules, claim for refund, amended returns, estimates and information returns and any attached schedules) filed, or required to be filed, with respect to any Tax.

SECTION 3.12 Sufficiency of Purchased Assets. Except as set forth on Section 3.12 of the Company Disclosure Schedules, except for the Excluded Assets and except as is not material and adverse to the Purchased Assets, the Assumed Liabilities and to the business and operations at the Acquired Stores (taken as a whole), the Purchased Assets and the Transferred Employees, when taken together with the rights of the Company under the Transition Services Agreement constitute all of the material rights, property and assets and employees necessary to conduct such business in substantially the same manner as currently conducted, except with respect to any Permits that are prohibited by Contract or applicable Law from being transferred.

SECTION 3.13 Environmental Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, in each case with respect to the Purchased Assets, (i) neither the Company nor any of its subsidiaries is in violation of, has since the Applicable Date violated any, or, to the knowledge of the Company, has incurred any liability under any Environmental Law, (ii) the Company and its subsidiaries have all Permits required under any applicable Environmental Laws and are in compliance with the requirements of such Permits and, to the knowledge of the Company, there is no reasonable basis for any revocation, non-renewal or adverse modification of any such Permits, (iii) as of the date hereof, there are no pending or, to the knowledge of the Company, threatened Proceedings relating to any Environmental Law or Hazardous Materials against the Company or any of its subsidiaries, (iv) to the knowledge of the Company, there are no events or circumstances, including contamination, at any of the Company Owned Real Property or the real property subject to the Acquired Leases or any other property for which the Company is, or is reasonably expected to be, liable or has been alleged to be liable, caused by the Company or any of its subsidiaries or otherwise, that would reasonably be expected to result in liability of, or form the basis of an order for cleanup or remediation, or of a Proceeding by any private party or Governmental Entity, against or affecting, the Company or any of its subsidiaries relating to Hazardous Materials or any Environmental Laws, (v) the Company has made available all environmental assessments, reports and studies (or accurate and complete summaries thereof) on all matters and (vi) except as set forth on Section 3.13 of the Company Disclosure Schedules, there has been no environmental investigation, study, audit, test, review or other analysis conducted within the past three (3) years that documents conditions giving rise to any Liability or Loss in connection with the Purchased Assets.

(b) For purposes of this Agreement, the following terms shall have the meanings assigned below:

“Environmental Laws” means Laws relating to the protection of the environment or natural resources, or to human exposure to Hazardous Materials, the release or threatened release of Hazardous Materials, or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of, Hazardous Materials.

“Hazardous Materials” means any substance regulated as a hazardous substance, hazardous waste, toxic substance, pollutant, contaminant or words of similar import under any Law relating to the protection of the environment, including petroleum or petroleum products.

(c) This Section 3.13 constitutes the sole and exclusive representations and warranties of the Company with respect to any environmental matters.

SECTION 3.14 Privacy and Data Security; Company Rx Data. As of the date hereof, the collection, use, transfer, import, export, storage, disposal and disclosure by the Company of personally identifiable customer information, or other information relating to Persons protected by Law, has not violated any applicable Law or any contractual obligation of the Company or the Company’s Affiliates (with respect to the Purchased Assets) relating to the collection, use, privacy, security or protection of such information (collectively, “Privacy and Security Laws”), except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Without limiting the generality of the foregoing, the Company is in compliance with the privacy and security provisions of the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 with respect to the Purchased Assets, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has created and maintained written policies and procedures reasonably designed to protect the privacy and security of all customer information and to comply with all Privacy and Security Laws, and has implemented an information security program that includes commercially reasonable security procedures, including physical and electronic safeguards, to protect all customer information stored or transmitted by the Company in electronic form with respect to the Purchased Assets, in each case except as would not reasonably be expected to have a Material Adverse Effect. Since, to the Company’s knowledge as of the date hereof, the Applicable Date, there have been no security breaches relating to, or violations of any privacy policy or security policy of the Company or the Company’s Affiliates regarding, or any unauthorized access to or disclosure of, any data or information stored, transmitted or otherwise used by the Company (in each case, with respect to the Acquired Stores or the Distribution Centers), except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Since the Applicable Date, the Company and its subsidiaries have maintained Company Rx Data in all material respects in the ordinary course of business consistent with past practice.

SECTION 3.15 Brokers. No broker, finder or investment banker (other than Citigroup Global Markets Inc. is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company, any of its subsidiaries or any of their respective officers, directors or employees.

SECTION 3.16 Compliance with Healthcare Legal Requirements.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and each of its Affiliates is conducting and has conducted the business and operations in respect of or related to the Purchased Assets in compliance with, and neither the Company nor any of its Affiliates, nor, to the knowledge of the Company, any of their respective officers, directors or employees, has engaged in any activities that would constitute a violation of any Healthcare Laws in respect of or related to the Purchased Assets.

(b) Other than as would not, individually and in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) as of the date hereof, neither the Company nor any of its Affiliates has received any written notice, citation, suspension, revocation or communication from any Governmental Entity alleging noncompliance with any Healthcare Laws in respect of or related to the Purchased Assets; (ii) as of the date hereof, the Company is not in receipt of any civil, criminal or administrative subpoena, request for information, action, suit, complaint, notice, letter, hearing, or investigation related to noncompliance with any Healthcare Laws in respect of or related to the Purchased Assets pending against the Company or any of its Affiliates; (iii) as of the date hereof, there has not been any violation of any Healthcare Laws in respect of or related to the Purchased Assets by the Company or any of its Affiliates in its submissions or reports to any Governmental Entity that would reasonably be expected to require corrective action or self-reporting; (iv) to the knowledge of the Company, no Business Employee has been (A) suspended, debarred or excluded from participation in Medicare, Medicaid or any other federal or state healthcare program or is subject to an action or investigation that is reasonably likely to result in such a suspension, debarment or exclusion nor is any such suspension, debarment or exclusion threatened or pending, (B) assessed a civil money penalty under Section 1128A of the Social Security Act or any regulations promulgated thereunder, (C) convicted of any criminal offense relating to the delivery of any item or service under a federal health care program relating to the unlawful manufacture, distribution, prescription, or dispensing of a prescription drug or a controlled substance or (D) listed on the General Services Administration Excluded Parties List System; (v) neither the Company nor any of its Affiliates (A) is party to or subject to any corporate integrity agreement, deferred prosecution agreement, consent order, consent decree or other settlement agreement with any Governmental Entity relating to any alleged violation of Healthcare Laws in respect of or related to the Purchased Assets, (B) since March 1, 2014, has adopted any board resolutions at the request of any Governmental Entity, in each case relating to Healthcare Laws or restricting the conduct of its business or that impacts upon the management or operation of its business in any material adverse manner (collectively, “Company Regulatory Agreements”) or (C) since March 1, 2014, has received written notice from any Governmental Entity that such Governmental Entity is considering issuing or requesting or investigating the possible issuance or request for any Company Regulatory Agreement, in each case, in respect of or relating to the Purchased

Assets; and (vi) all reports, documents, applications, and notices required to be filed, maintained or furnished to any Governmental Entity or any private or government payment program, in each case in respect of or related to the Purchased Assets, have been so filed, maintained or furnished and all such reports, documents, applications and notices were true, complete and correct in all material respects on the date filed (or were corrected or supplemented by a subsequent filing).

(c) Each Acquired Store meets all of the applicable requirements of participation, coverage, and enrollment for, and where applicable, is subject to valid supplier or participation agreements related to all government and private payment programs in which that Acquired Store participates (“Company Payment Programs”), except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. As of the date hereof, to the knowledge of the Company, there is no pending or threatened investigation or civil or administrative proceeding relating to the participation by any Acquired Store in any Company Payment Program, except as would not reasonably be expected to be material to the Acquired Stores taken as a whole. Neither the Company nor any of its Affiliates has received any written notices of any action pending by any Company Payment Program, to revoke, limit or terminate the participation for cause of any Acquired Store in any Company Payment Program, except as would not reasonably be expected to be material to the Acquired Stores, taken as a whole. To the knowledge of the Company, no event has occurred which, with the giving of notice, the passage of time, or both, would constitute grounds for termination or reduction for cause in the participation of any Acquired Store in (i) any government Company Payment Program or (ii) any other Company Payment Program, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all supplier or participation agreements necessary for participation in the Company Payment Programs by any Acquired Store to which the Company or any of its Affiliates is a party constitute valid and binding obligations, enforceable against the Company or such Affiliate in accordance with their respective terms and, to the knowledge of the Company, are in full force and effect, and neither the Company nor any of its Affiliates has received written notice of default of any material provision under any Company Payment Program under which any Acquired Store participates and the Company and its Affiliates and, to the knowledge of the Company, the other parties thereto are not in default of any material provision thereunder.

(d) To the knowledge of the Company, each Business Employee providing services to patients is duly licensed, certified, registered and qualified as required by applicable Law, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. To the knowledge of the Company, no (i) suspension, cancellation, revocation, withdrawal, modification, restriction, probation or non-renewal of any such employee license or qualification is pending or threatened as of the date hereof, (ii) event has occurred and no circumstance exists that would reasonably be expected to result in the suspension, cancellation, revocation, withdrawal, modification, restriction, probation or non-renewal of any such employee license, certification, registration or qualification, and (iii) Business Employee is not in compliance with the terms of any such employee license or qualification, except in each case as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. As of the date hereof, to the knowledge of the Company, there are no inquiries, investigations or monitoring of activities, in each case for cause, pending relating to any Business Employee license or qualification, except for routine audits or reviews and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(e) To the knowledge of the Company, no Person (terminated employee, contractor or otherwise) has raised allegations relative to the Purchased Assets that could reasonably be expected to give rise to a claim under the Federal False Claims Act (31 U.S.C. §§ 3729-3733) with respect to the Purchased Assets, including allegations of non-compliance with any state or federal anti-kickback, beneficiary inducement, physician self-referral or billing or coding requirements.

(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, as of the date hereof, there are no pending or, to the knowledge of the Company, threatened, appeals, adjustments, challenges, investigations, litigation, audits, or written notices of intent to audit with respect to reports or billings, or claims for refunds, recoupments, overpayments, discounts or adjustments, in each case relating to any Purchased Asset, and any alleged violation of Healthcare Laws, other than such routine audits or reviews as would be expected in the ordinary course of the Company’s business. The Company and each of its Affiliates have implemented a corporate compliance program with respect to the Purchased Assets in compliance with the guidelines for healthcare organizations published by the Office of Inspector General of the U.S. Department of Health and Human Services.

(g) To the knowledge of the Company, as of the date hereof, the Company has received no formal notification directly from a Governmental Entity that it or any of its subsidiaries is (A) the subject or target of a criminal investigation related to Healthcare Laws or (B) indicted in any criminal proceeding related to Healthcare Laws, in each case of clause (A) and (B), with respect to or relating to the Acquired Stores or the Purchased Assets.

SECTION 3.17 Title to the Purchased Assets. The Company and its Affiliates, together, own or, in the case of the Acquired Leases, have valid leasehold interests in all of the tangible personal property included in the Purchased Assets and good, valid and marketable title to, or a valid leasehold interest in, or a valid license to use, all of the tangible personal property included in the Purchased Assets, in each case free and clear of all Liens, other than Permitted Liens.

SECTION 3.18 Inventory. The Inventory is of a quantity (including seasonal variations), quality and mix consistent with past practices and at levels historically maintained by the Company and necessary for the continued operation of the Acquired Stores as conducted on the date hereof and as of the Closing (or the applicable Subsequent Closing or Distribution Center Closing), in each case in all material respects. Since the Applicable Date, the Inventory has been maintained in the ordinary course of business consistent with past practice. All such Inventory is owned free and clear of all Liens other than Permitted Liens and Liens described on Section 3.18 of the Company Disclosure Schedules. Substantially all of the Inventory to be transferred at Closing, each Subsequent Closing and the Distribution Center Closing will consist of, items of a quality usable or saleable in the ordinary course of business consistent with past practice and are and will be in quantities substantially sufficient for the normal operation of the Acquired Stores in accordance with past practice.

SECTION 3.19 No Other Representations or Warranties. Except for the representations and warranties contained in Article IV or in any certificate delivered by Parent or Purchaser Sub to the Company (and notwithstanding the delivery or disclosure to the Company or its Representatives of any documentation, projections, estimates, budgets or other information), the Company acknowledges that (x) none of Parent, the subsidiaries of Parent (including Purchaser Sub) or any other Person on behalf of Parent makes, or has made, any representation or warranty relating to itself or its business or otherwise in connection with this Agreement or the transactions contemplated by this Agreement and the Company is not relying on any representation or warranty of any Person except for those expressly set forth in this Agreement and (y) no person has been authorized by Parent or Purchaser Sub or any other Person on behalf of Parent or Purchaser Sub to make any representation or warranty relating to itself or its business or otherwise in connection with this Agreement, and if made, such representation or warranty shall not be relied upon by the Company as having been authorized by Parent or Purchaser Sub.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

PARENT AND PURCHASER SUB

Each of Parent and Purchaser Sub hereby represents and warrants to the Company that, except as set forth in the corresponding sections or subsections of the disclosure schedules delivered to the Company by Parent and Purchaser Sub concurrently with entering into this Agreement (the “Parent Disclosure Schedule”), it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Schedules shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on its face:

SECTION 4.1 Organization. Each of Parent and Purchaser Sub (i) is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (ii) is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or present conduct of its business requires such qualification, except, in each case of clauses (i) and (ii), in the case of subsidiaries of Parent or Purchaser Sub, where the failure to be so qualified or, to the extent such concept is applicable, in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Purchaser Sub to perform its obligations under the Transaction Agreements or complete the other transactions contemplated by the Transaction Agreements.

SECTION 4.2 Authority. Each of Parent and Purchaser Sub has all requisite corporate power and authority, and has taken all corporate or other action necessary, to execute and deliver the Transaction Agreements, to perform its obligations thereunder and to complete the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Purchaser Sub and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of Parent and Purchaser Sub enforceable against each of Parent and Purchaser Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

SECTION 4.3 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance of the Transaction Agreements by Parent and Purchaser Sub do not, and the completion of the transactions contemplated hereby will not (i) conflict with or violate the certificate of incorporation or bylaws of Parent or Purchaser Sub, (ii) assuming that all consents, approvals, authorizations and Permits contemplated by clauses (i) through (v) of subsection (b) below have been obtained, and all filings and notifications described in such clauses of subsection (b) below have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent, Purchaser Sub or any of their or their respective subsidiaries’ assets or properties or (iii) result in any breach or violation of or constitute a default (or an event, which with notice or lapse of time or both, would become a default) or result in the loss of a benefit to which Parent, Purchaser Sub or any of their respective subsidiaries are entitled under, give rise to any right of termination, cancellation, adverse amendment or acceleration of, require notice or consent under, or result in the creation of a Lien (except a Permitted Lien) on any of the material assets or properties of Parent, Purchaser Sub or any of their respective subsidiaries pursuant to, any Contract to which Parent or Purchaser Sub, or any of their subsidiaries is a party or by which Parent or Purchaser Sub or any of their subsidiaries or its or their respective assets or properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, violation, Lien, breach, default, loss, right, requirement of notice or consent or other occurrence which would not prevent, materially delay or materially impair the ability of Parent or Purchaser Sub to perform its obligations under the Transaction Agreements or complete the transactions contemplated by the Transaction Agreements.

(b) The execution, delivery and performance of the Transaction Agreements by each of Parent and Purchaser Sub and the completion of the transactions contemplated hereby by each of Parent and Purchaser Sub do not require any Governmental Filings by Parent or Purchaser Sub, except for (i) filings required under, and compliance with other applicable requirements of, the Exchange Act and the rules and regulations promulgated thereunder, and state securities, takeover and “blue sky” laws, (ii) filings or notifications required under, and compliance with other applicable requirements of, the HSR Act (including the filing of a “Notification and Report Form” by Parent and Purchaser Sub under the HSR Act), (iii) filings required under, and compliance with other applicable requirements of, the NASDAQ Stock Market, (iv) the License Approvals and (v) any such Governmental Filings the failure of which to make or obtain would not prevent or materially delay Parent or Purchaser Sub from performing its obligations under the Transaction Agreements or completing the other transactions contemplated by the Transaction Agreements.

SECTION 4.4 Absence of Litigation. As of the date hereof, there are no Proceedings pending or, to the knowledge of Parent, threatened in writing against Parent or Purchaser Sub or any of their respective subsidiaries, other than any such Proceeding that would not, individually or in the aggregate with other such Proceedings, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Purchaser Sub to perform its obligations under this Agreement or complete the other transactions contemplated by this Agreement. As of the date hereof, neither Parent nor any of its subsidiaries nor any of their respective material assets or properties is or are subject to any order, writ, judgment, injunction, decree or regulatory restriction (other than those of general application that apply to similarly situated companies or their subsidiaries and are not disproportionately adverse to Parent and its subsidiaries), except for those that would not reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Purchaser Sub to perform its obligations under this Agreement or complete the other transactions contemplated by this Agreement.

SECTION 4.5 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent or Purchaser Sub for which the Company could have any liability in a circumstance where the transactions contemplated by this Agreement are not completed.

SECTION 4.6 Funding. As of the date hereof, Parent has sufficient funds to pay the Purchase Price payable pursuant to this Agreement, and as of each of the Closing Date, each Subsequent Closing Date and the Distribution Center Closing Date, Parent will cause Purchaser Sub to have sufficient funds (in cash or pursuant to available inter-company facilities) to pay the portion of the Purchase Price payable pursuant to this Agreement at such date and, in each case, to perform and discharge all of its other obligations hereunder, on the terms and conditions provided in or contemplated by this Agreement.

SECTION 4.7 No Other Representations or Warranties. Except for the representations and warranties contained in Article III or in any certificate delivered by the Company to Parent or Purchaser Sub (and notwithstanding the delivery or disclosure to Parent or its Representatives of any documentation, projections, estimates, budgets or other information), each of Parent and Purchaser Sub acknowledges that (x) none of the Company, the Company subsidiaries or any other Person on behalf of the Company makes, or has made, any representation or warranty relating to itself or its business or otherwise, in connection with this Agreement or the transactions contemplated by this Agreement, and Parent and Purchaser Sub are not relying on any representation or warranty of any Person except for those expressly set forth in this Agreement, (y) no person has been authorized by the Company, the Company subsidiaries or any other Person on behalf of the Company to make any representation or warranty relating to itself or its business or otherwise in connection with this Agreement, and if made, such representation or warranty shall not be relied upon by Parent or Purchaser Sub as having been authorized by such entity, and (z) any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to Parent, Purchaser Sub or any of their Representatives, including any materials or information made available to Parent and/or its Representatives in connection with presentations by the Company’s management, are not and shall not be deemed to be or include representations or warranties. Each of Parent and Purchaser Sub acknowledges that it has conducted, to its satisfaction, its own independent investigation of the condition, operations and business of the Company and in making its determination to proceed with the transactions contemplated by this Agreement, each of Parent and Purchaser Sub has relied solely on the results of its own independent investigation and the terms of this Agreement and has not relied, directly or indirectly, on any materials or information made available to Parent and/or its Representatives by or on behalf of the Company. Each of Parent and Purchaser Sub acknowledges and agrees that, except as expressly set forth in this Agreement, Purchaser Sub shall acquire the Purchased Assets and the Assumed Liabilities without any representation or warranty, express or implied, as to merchantability, satisfactory quality or fitness for any particular purpose, in “as is” condition and on a “where is” basis.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE SALE

SECTION 5.1 Conduct of Business of the Company Pending the Sale. From the date of this Agreement until the earlier of the Closing (or, with respect to Purchased Assets to be transferred at a Subsequent Closing, such Subsequent Closing or, to the extent related to the Distribution Centers, the Distribution Center Closing) and the termination of this Agreement in accordance with Article VIII, except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.1 of the Company Disclosure Schedules, (iii) as required by applicable Laws, or (iv) as consented to by Parent in writing (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause its subsidiaries, subject to the exceptions in the restrictions set forth below, to (a) conduct its business at the Acquired Stores and the Distribution Centers in the ordinary course of business consistent with past practice (including regular repair and maintenance efforts), (b) use its commercially reasonable efforts to preserve intact its business organization and to preserve the current significant business relationships with Business Employees, suppliers and customers of the Acquired Stores and (c) not:

(i) except in the ordinary course of business consistent with past practice, grant any Lien (other than a Permitted Lien) on any Purchased Asset (whether tangible or intangible);

(ii) with respect to the Acquired Stores or the Distribution Centers, incur any debt, issue any debt securities or assume, grant, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person, or make any loans or advances (other than in the ordinary course of business consistent with past practice), in each case that would result in Liens on the Purchased Assets (other than Permitted Liens) that would not be released as of or prior to the Closing, Subsequent Closing or Distribution Center Closing, as applicable;

(iii) close any Acquired Store or sell, transfer, lease, sublease, license or sublicense (except for non-exclusive licenses granted in the ordinary course of business) or otherwise dispose of any of the Purchased Assets, other than sales of Inventory in the ordinary course of business consistent with past practice and obsolete or excess equipment sold or disposed of in the ordinary course of business consistent with past practice;

(iv) enter into any Contract for the sale of Company Owned Real Property;

(v) (i) enter into, amend, renew (other than in accordance with its terms) or modify any Acquired Lease or Contract that would be an Acquired Lease if in effect on the date of this Agreement (other than any amendment, renewal or modification that does not change the economic terms of such Acquired Lease or such Contract in a way detrimental to the Company or Purchaser Sub) or (ii) consent to the termination of (other than a termination in accordance with its terms) any Acquired Lease or Contract permitted under this Section 5.1 to be entered into on or following the date hereof that would be an Acquired Lease if in effect on the date of this Agreement; provided, however, that the Company shall notify Purchaser Sub in writing in advance of the occurrence of any of the foregoing; provided, further, that notwithstanding anything to the contrary in this paragraph, the Company shall exercise any existing optional extensions for and/or renew (in accordance with the applicable time periods) (or, in the case of Acquired Stores subject to month-to-month lease arrangements, use commercially reasonable efforts to continue those arrangements for) those Acquired Leases listed in Section 5.1(v) of the Company Disclosure Schedules, and any costs or expenses incurred by the Company in connection with such efforts (but, for the avoidance of doubt, excluding any rent payments under such leases prior to the applicable Closing or Subsequent Closing for such Acquired Store) shall be borne by Parent;

(vi) manage or maintain the levels and selections of Inventory, operating hours, staffing levels, or merchandise mix, with respect to the Acquired Stores in a manner other than in the ordinary course of business consistent with past practice;

(vii) (A) grant any increase, or announce any increase, in the wages, salaries, compensation, bonuses, incentives, pension or other benefits payable to any Business Employee, including any increase or change pursuant to any Employee Plan, except (i) amendments to Employee Plans covering Business Employees and other employees of the Company and its Affiliates (so long as the number of such other employees in any such Employee Plan is not de minimis) that affect all participants generally as opposed to solely affecting the Business Employees, (ii) in the ordinary course of business consistent with past practice or (iii) as required by Law or the terms of any Employee Plan or any Contract as in effect on the date hereof; provided, that any increase or change pursuant taken pursuant to clauses (i) or (ii) shall not increase the cost to Purchaser Sub of providing compensation and benefits to Transferred Employees pursuant to Section 6.14(c) by more than three percent (3%); (B) intentionally, materially and adversely alter the working conditions, staffing levels and training of employees at the Acquired Stores or the Distribution Centers; (C) with respect to the Acquired Stores or the Distribution Centers, fail to use commercially reasonable efforts to retain employees and replace employees when vacancies occur in the ordinary course of business, consistent with past practice; (D) hire, promote or transfer the employment of any person who is not a Business Employee so as such person becomes a Business Employee (except in the ordinary course of business); (E) except as required by any CBA under which the Company or its subsidiaries operates, transfer the employment of any Business Employee outside of the Acquired Stores and Distribution Centers (except as a result of such Business Employee applying, and being selected in a competitive process not targeted at such Business Employee, for a position within the Company or its Affiliates at a location that is at least 50 miles from such Business Employee’s primary work location prior to such transfer); or (F) terminate the employment of any Business Employee (other than in the ordinary course of business) or any Key Business Employee (other than for cause);

(viii) terminate, waive, modify or fail to renew any existing Pharmacy Approval or other Material Permit, except in the ordinary course of business;

(ix) acquire, by merger or consolidation with, or by purchase of all or a substantial portion of the assets or equity of, or by any other manner, any business or entity which would constitute a Purchased Asset or Assumed Liability;

(x) waive any claim or compromise, settle or agree to settle any Proceeding related to the Acquired Stores or the Distribution Centers that would result in an admission of liability or remedies or payment obligations that would be binding on Parent or Purchaser Sub following the Closing, Subsequent Closing or Distribution Center Closing, as applicable;

(xi) make or change any material Tax election with respect to the Purchased Assets, change an annual accounting period or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Purchased Assets if such election, change or consent would reasonably be expected to have any material adverse Tax effect on Parent, Purchaser Sub or any Affiliate thereof with respect to the Purchased Assets after the Closing or any Subsequent Closing, as applicable;

(xii) display any signs or conduct any advertising (e.g., direct mailing, point-of-purchase coupons) that indicates that the Company or any of the Company’s Affiliates is moving its operations at any of the Acquired Stores to another location or indicating that such Acquired Store will close;

(xiii) conduct any “going out of business,” “close-out,” “liquidation,” or similar sales or promotions at or relating to any Acquired Store;

(xiv) voluntarily recognize any union or other labor organization as the representative of any of the Business Employees or voluntarily enter into any new or amended collective bargaining agreement or other agreement with any labor organization or other representative with respect to the Acquired Stores or Distribution Centers;

(xv) not modify privacy or security policies or operations in any manner that would reasonably be expected to materially weaken or impair the protection or security of networks, systems, or data, in each case related to the Purchased Assets;

(xvi) conduct any facility closure or mass layoffs involving the Acquired Stores or the Distribution Centers which triggers the application of the WARN Act or any similar state or local law requiring advance notice of such action and/or payments to affected employees; or

(xvii) enter into any commitment with respect to any of the foregoing actions described in Section 5.1(i) through Section 5.1(xvi).

SECTION 5.2 No Control of Company’s Business. Nothing in Section 5.1 shall be deemed to limit the transfer of Excluded Assets prior to the Closing (or, with respect to the Acquired Stores to be transferred at a Subsequent Closing, such Subsequent Closing and to the extent related to the portion of the Distribution Centers related to the Purchased Assets, the Distribution Center Closing) or the conduct by the Company of its other businesses to the extent unrelated to the Acquired Stores or the Distribution Centers. Nothing contained in this Agreement shall give Parent or Purchaser Sub, directly or indirectly, the right to control or direct the Company’s or its subsidiaries’ operations prior to the Closing. Prior to the Closing, the Company shall have the right to exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its and its subsidiaries’ business and operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.1 Competing Transaction Proposals; Acquisition Proposals.

(a) Competing Transaction Proposals.

(i) The Company shall not, and shall cause its subsidiaries and its and its subsidiaries’ Representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage, knowingly induce or knowingly facilitate (including by providing non-public information relating to the Company and its subsidiaries) the making of any Competing Transaction Proposal or any inquiry, offer or proposal that would reasonably be expected to lead to a Competing Transaction Proposal; (ii) engage or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential or nonpublic information or data to, any Person in connection with, relating to or for the purpose of encouraging or facilitating a Competing Transaction Proposal or any inquiry, offer or proposal that would reasonably be expected to lead to a Competing Transaction Proposal; (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Competing Transaction Proposal; or (iv) execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar written or oral agreement relating to any Competing Transaction Proposal (each, a “Competing Transaction Agreement”), and the Company shall not resolve or agree to do any of the foregoing. Without limiting the foregoing, it is agreed that any violation of any of the restrictions set forth in the preceding sentence by any Representatives of the Company or any of its subsidiaries shall be a breach of this Section 6.1 by the Company.

(ii) For purposes of this Agreement, “Competing Transaction Proposal” means any proposal or offer from any Person or group of Persons (other than Parent) relating to any business combination, sale transaction or similar transaction that involves the sale or disposition, directly or indirectly, of the Purchased Assets or any material portion thereof (whether by merger, consolidation, dissolution, liquidation, recapitalization, reorganization, share exchange, business combination, purchase or other similar transaction); provided, however, that any transaction in which any remaining obligations of the Company under this Agreement, the Transition Services Agreement and the Transitional Trademark License Agreement will be assumed (including by operation of Law, if applicable) shall not be considered a Competing Transaction Proposal.

(b) Acquisition Proposals.

(i) From the date of the Original Agreement until the sixty (60) day anniversary of the date of the Original Agreement (the “Non-Solicitation Period”), the Company shall not, and shall cause its subsidiaries and its and its subsidiaries’ Representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage, knowingly induce or knowingly facilitate (including by providing non-public information relating to the Company and its subsidiaries) the making of any Acquisition Proposal or any inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal or (ii) engage or otherwise participate in any negotiations or discussions (other than, in response to a bona fide Acquisition Proposal or other inquiry, offer or proposal after the date hereof that was not initiated, solicited, encouraged or facilitated in, and did not otherwise result from a, material violation of this Section 6.1(b), contacting such Person and its advisors for the purpose of clarifying the material terms of any such Acquisition Proposal or inquiry, offer or proposal and the likelihood and timing of consummation thereof) concerning, or provide access to its properties, books and records or any confidential or nonpublic information or data to, any Person in connection with, relating to or for the purpose of encouraging or facilitating an Acquisition Proposal or any inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal, and the Company shall not resolve or agree to do any of the foregoing. Without limiting the foregoing, it is agreed that any violation of any of the restrictions set forth in the preceding sentence by any Representatives of the Company or any of its subsidiaries shall be a breach of this Section 6.1(b) by the Company.

(ii) Notwithstanding anything to the contrary in this Agreement, nothing contained herein shall prevent the Company or the Company Board from (1) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer, in each case, to the extent legally required) or from making any other disclosure to stockholders, (2) providing access to its properties, books and records and providing any confidential or non-public information or data (A) during the Non-Solicitation Period, in response to a request therefor by a Person or group who has made a bona fide Acquisition Proposal after the date hereof and was not initiated, solicited, encouraged or facilitated in, and did not otherwise result from a, material violation of this Section 6.1(b), or (B) following the Non-Solicitation Period, without limitation or (3) engaging in any negotiations or discussions with any Person and its Representatives (A) during the Non-Solicitation Period, who has made a bona fide Acquisition Proposal after the date hereof and was not initiated, solicited, encouraged or facilitated in, and did not otherwise result from a, material violation of this Section 6.1(b) or (B) following the Non-Solicitation Period, without limitation, if, in the case of each of (1), (2) or (3), during the Non-Solicitation Period, the Company Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to take such action or make such disclosure would be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law or following the Non-Solicitation Period, without limitation.

(iii) Notwithstanding anything in this Agreement to the contrary, if, at any time during the Non-Solicitation Period the Company Board determines in good faith, after consultation with its outside legal counsel, in response to a bona fide Acquisition Proposal that was made after the date hereof and was not initiated, solicited, encouraged or facilitated in, and did not otherwise result from a, material violation of this Section 6.1(b), that the failure to take such action would be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law, the Company or the Company Board may (and may resolve or agree to) enter into a definitive merger agreement, acquisition agreement or other similar written agreement relating to any Acquisition Proposal (an “Alternative Acquisition Agreement”), subject to clauses (iv) and (v) below.

(iv) During the Non-Solicitation Period, the terms of any Alternative Acquisition Agreement, and following the Non-Solicitation Period until the end of the Transition Period (as defined in the Transition Services Agreement), any definitive agreement relating to an Acquisition Proposal, in each case shall provide that the Person or group making such Acquisition Proposal shall, upon consummation of such agreement, assume (including by operation of Law, if applicable) any remaining obligations of the Company under this Agreement, the Transition Services Agreement and the Transitional Trademark License Agreement.

(v) The Company will not be entitled to enter into an Alternative Acquisition Agreement or a definitive agreement relating to an Acquisition Proposal, in each case prior to the Closing unless the Company delivers to Parent a written notice (a “Company Notice”), advising Parent that the Company Board proposes to take such action and containing the material terms and conditions of the Acquisition Proposal that are reasonably relevant to Parent (including the identity of the party making such Acquisition Proposal and copies of the portions of any written proposals or offers, including proposed agreements that are reasonably relevant to Parent) during the period starting on the fifth (5th) Business Day prior to, and ending on the first (1st) Business Day following the execution of any such Alternative Acquisition Agreement or definitive agreement relating to an Acquisition Proposal, as applicable (the “Notice Period”).

(vi) The Company agrees to notify Parent promptly if it determines during the Notice Period not to enter into the Alternative Acquisition Agreement referred to in the Company Notice. Any amendment to the financial terms or any other material amendment to the terms and conditions of a proposed Alternative Acquisition Agreement that are reasonably relevant to Parent will be deemed to be a new proposal or proposed Alternative Acquisition Agreement for purposes of this Section 6.1(b) requiring a new

Company Notice and an additional Notice Period; provided, however, that such additional Notice Period shall expire at 11:59 p.m., New York City time, on the second (2nd) Business Day immediately following the day on which the Company delivers such new Company Notice (it being understood and agreed that in no event shall any such additional two (2) Business Day Notice Period be deemed to shorten the initial Notice Period).

(vii) For purposes of this Agreement, “Acquisition Proposal” means any proposal or offer (including a tender offer or exchange offer) from any Person or group of Persons (other than Parent or Merger Sub) relating to (A) any merger, consolidation, dissolution, liquidation, recapitalization, reorganization, share exchange, business combination, purchase, or similar transaction with respect to the Company or (B) any direct or indirect acquisition or purchase, in one transaction or a series of related transactions, of assets (including equity securities of any subsidiary of the Company) or businesses that constitute all or substantially all of the consolidated revenues, net income or assets of the Company and its subsidiaries, taken as a whole, after taking into account the effect of the transactions contemplated by this Agreement, or fifty percent (50%) or more of the total voting power of the equity securities of the Company.

SECTION 6.2 Further Action; Efforts.

(a) Subject to the terms and conditions of this Agreement, including Section 6.2(d) and Section 6.2(e), each party shall use its reasonable best efforts to take, or cause to be taken, and to assist and cooperate with the other parties in taking or causing to be taken, all actions and to use its reasonable best efforts to do, or cause to be done, all things reasonably necessary, proper or advisable under this Agreement and applicable Law to complete and make effective the sale of the Purchased Assets and the other transactions contemplated by this Agreement in the most expeditious manner practicable. Without limiting the foregoing sentence, each party agrees to (i) (A) within five (5) Business Days after the date of this Agreement (unless a later time is mutually agreed between the Parties), make or amend appropriate filings, if required, of “Notification and Report Forms” pursuant to the HSR Act (the “HSR Filing”), (B) as promptly as practicable after the date of this Agreement (unless a later time is mutually agreed between the Parties), make appropriate filings with appropriate insurance Governmental Entities and (C) as promptly as practicable and advisable, after the date of this Agreement, make appropriate filings under any Healthcare Law that are necessary or advisable in connection with the completion of the transactions contemplated by this Agreement; and (ii) as promptly as practicable and advisable, after the date of this Agreement, prepare and submit all other filings, notifications, information updates and other presentations required by or in connection with seeking, and obtain, all consents, approvals, clearances, expirations or terminations of waiting periods, non-actions, waivers, exemptions, Permits, orders, change of ownership approvals or other authorizations (“Consents”) from any Governmental Entity or other third party, in each case that are necessary or advisable in connection with the completion of the transactions contemplated by this Agreement (including Pharmacy Approvals), and to assist and cooperate with the other party in connection with the foregoing; provided, that the Company shall have no obligation to pay any fee to any third party for the purpose of obtaining any such Consent, or pay any costs and expenses of any third party resulting from the process of obtaining such Consent. Each of Parent and the Company shall use its commercially reasonable efforts to give all notices to, and obtain all consents from, all landlords party to the Acquired Leases, and the Parties shall bear the costs of any payments made to landlords party to the Acquired Leases in accordance with Section 2.2(e). Upon request from the Company, Parent agrees to provide a guarantee of Purchaser Sub’s obligations under any or all of the Acquired Leases in form and substance reasonably satisfactory to the landlord party to such Acquired Lease and the Company. Parent and Purchaser Sub shall collectively be solely responsible for all filing fees and other costs associated with such requests and applications, including attorney fees and other costs incurred by Parent and Purchaser Sub in connection with the preparation of such requests and applications. The Company shall not, and shall not permit any of its subsidiaries to, engage in, publicly propose or enter into any transaction that would reasonably be expected to (x) result in any material delay in the obtaining or materially increase the risk of not obtaining any required Consent from any Governmental Entity with respect to the transactions contemplated by this Agreement or (y) materially increase the risk of any Governmental Entity entering a Legal Restraint prohibiting or materially delaying the completion of the transactions contemplated by this Agreement; provided, that nothing in this Agreement shall limit the ability of the Company or its Affiliates or subsidiaries to (i) engage in (A) “buy and operate” acquisitions involving acquisitions of ten (10) or fewer Retail Pharmacies in one transaction or a series of related transactions, or (B) “file buy” acquisitions, in the case of clauses (A) and (B), in the ordinary course of business consistent with past practice and after obtaining advice from the Company’s outside antitrust counsel, who shall have previously consulted with Parent’s outside antitrust counsel, that any such acquisition would not have the impact described in clauses (x) or (y) above, (ii) engage in or enter into any agreement providing for any acquisition (whether by merger, consolidation, business combination or otherwise) of the assets or equity interests of any Person that does not engage in commerce or affect commerce in the U.S. or (iii) engage in, consummate or enter into an Alternative Acquisition Proposal, or following the Non-Solicitation Period, engage in, enter into or consummate a definitive agreement relating to an Acquisition Proposal, in each case, in accordance with Section 6.1. Parent shall not, and shall not permit any of its subsidiaries to, engage in or enter into any acquisition (whether by merger, consolidation, business combination or otherwise) of the assets or equity interests of any Person involving the acquisition of Retail Pharmacies in the U.S., provided, that nothing in this Agreement shall limit the ability of Parent or its Affiliates or subsidiaries to (i) engage in (A) “buy and operate” acquisitions involving acquisitions of ten (10) or fewer Retail Pharmacies in one transaction or a series of related transactions, or (B) “file buy” acquisitions, in the case of clauses (A) and (B), in the ordinary course of business consistent with past practice and after obtaining advice from Parent’s outside antitrust counsel, who shall have previously consulted with the Company’s antitrust counsel, that any such acquisition would not have the impact described in clauses (x) or (y) in the preceding sentence, (ii) engage in or enter into any agreement providing for any acquisition (whether by merger, consolidation, business combination or otherwise) of the assets or equity interests of any Person that does not engage in commerce or affect commerce in the U.S. or (iii) engage in, consummate or enter into any agreement providing for any of the transactions set forth on Section 6.2(a) of the Parent Disclosure Schedules.

(b) Subject to Section 6.2(d) and Section 6.2(e), each of Parent, on the one hand, and the Company, on the other hand, shall in connection with the reasonable best efforts referenced in Section 6.2(a) and Section 6.2(c), as applicable, (i) cooperate in all respects with each other and their respective Representatives in connection with any filing or submission and in connection with any Proceeding by or before a Governmental Entity, including any

Proceeding initiated by a private party; (ii) promptly inform the other party and/or its counsel, and provide copies, of any substantive communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other Governmental Entity or such private party, in each case regarding any such filing, submission, Proceeding or the transactions contemplated hereby; (iii) comply, as early as practicable, with any request for information, documents or other materials received by such Party or any of its subsidiaries from the FTC, the DOJ or any such other Governmental Entity, and without limiting the foregoing, to the extent there is a Request for Additional Information from the FTC or DOJ (a “Second Request”) following the HSR Filing, the parties shall certify substantial compliance with the Second Request no later than sixty (60) days following receipt of the Second Request; (iv) not directly or indirectly extend any waiting period under the HSR Act or agree to any timing agreement with the FTC, DOJ or any other Governmental Entity, in each case except with the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed); (v) permit the other party and/or its counsel to review and discuss reasonably in advance, and consider in good faith the views of the other party and/or its counsel in connection with, any proposed substantive communication to be given by it to the DOJ, the FTC or any such other Governmental Entity or, in connection with any Proceeding by such private party, any other person; and (vi) to the extent not prohibited by the DOJ, the FTC or such other Governmental Entity, give the other party and/or its counsel reasonable advance notice of any in-person meeting, and any conference call that is initiated by such Party or scheduled in advance, with such Governmental Entity or such private party and not participate independently therein without first giving the other party and/or its counsel reasonable opportunity to attend and participate therein or, in the event such other party and/or its counsel does not attend or participate therein, consulting with such other party and/or its counsel reasonably in advance and considering in good faith the views of such other party and/or its counsel in connection therewith. Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.2(b) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel (or previously agreed outside consultant, as applicable) of the recipient and shall not be disclosed by such outside counsel (or previously agreed outside consultant, as applicable) to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel. Materials provided by a Party to the other Party pursuant to this Section 6.2(b) may be redacted (x) to remove references concerning the valuation of Parent, the Company or any of their respective subsidiaries, (y) as necessary to comply with contractual arrangements and (z) as necessary to address privilege or confidentiality concerns.

(c) Subject to Section 6.2(d) and Section 6.2(e), in the event that any Proceeding is commenced or threatened by a Governmental Entity or other Person challenging the transactions contemplated by this Agreement under Antitrust Law, each of Parent and the Company shall cooperate in all material respects with each other in connection therewith and use its respective reasonable best efforts in the most expeditious manner practicable to (i) contest, resist, oppose and resolve any such Proceeding; and (ii) avoid the entry of or have vacated, lifted, reversed or overturned any Legal Restraint that would reasonably be expected to prevent, make illegal, prohibit, restrain, enjoin, materially delay or materially impair completion of the transactions contemplated by this Agreement. To the extent necessary to obtain the requisite

Consents of Governmental Entities under Section 6.2(a) or take the other actions contemplated under this Section 6.2(c) sufficiently in advance of the End Date (taking into account any extension) to permit the completion of the transactions contemplated by this Agreement by the End Date (taking into account any extension), the Company shall commence to take the actions contemplated under this Section 6.2(c) no later than four (4) months after the date of the Original Agreement.

(d) Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall require Parent or any of its Affiliates to, (A) (1) sell, lease, license, transfer, dispose of, divest or otherwise encumber, or hold separate pending any such action, or (2) proffer, propose, negotiate, substitute, offer to effect or consent, commit or agree to any sale, lease, licensing, transfer, disposal, divestiture, or other encumbrance of, or hold separate, in each case before or after the Closing, the Purchased Assets or the assets, licenses, properties, businesses and interests of Parent and any of its Affiliates or (B) take or agree to take any other action, and agree or consent to any limitations or restrictions on freedom of actions with respect to, or its ability to own, control, retain or make changes in, the Purchased Assets or the assets, licenses, properties, businesses and interests of Parent or its Affiliates; provided, that in each case to the extent necessary in order to obtain the requisite Consents of Governmental Entities, Parent and the Company shall, and shall cause their respective subsidiaries to, in the most expeditious manner practicable, agree to replace up to ten (10) stores included within the Acquired Stores with other stores of the Company, which stores are mutually agreed upon in good faith by the Company and Parent, and each such replacement store shall thereafter be deemed an Acquired Store for purposes hereof and shall be subject to an Acquired Store Scheduled Closing Date as the Parties shall reasonably agree with respect to such replacement store (the “Swap Remedy”), and to the extent such stores are not replaced, to exclude up to ten (10) stores from the Acquired Stores (and the Purchase Price shall be reduced as set forth on Section 2.2 of the Company Disclosure Schedules (and the amounts payable pursuant to Section 2.7 shall be reduced accordingly)) and provided, further, in the event that, if following Parent and the Company first attempting to utilize the Swap Remedy, it is necessary for the Company to retain certain Acquired Stores (not to exceed an amount of stores equal to ten (10) minus the number of stores that were replaced in the Swap Remedy) in order for the Parties to obtain any required Consent from any Governmental Entity with respect to the transactions contemplated by this Agreement, Parent, in consultation with the Company, shall, sufficiently in advance of the End Date to permit the completion of the transactions contemplated by this Agreement by the End Date, and no later than within two (2) months from the date of this Agreement, designate such Acquired Stores, and such designated Acquired Stores and all of the related assets shall be retained by the Company and the Purchase Price shall be reduced as set forth on Section 2.2 of the Company Disclosure Schedules (and the amounts payable pursuant to Section 2.7 shall be reduced accordingly).

(e) Notwithstanding anything in this Agreement to the contrary, with respect to the matters covered in this Section 6.2, it is agreed that Parent and the Company shall jointly make all strategic decisions and jointly participate in all discussions, negotiations and other proceedings, and jointly coordinate all activities with respect to any requests that may be made by, or any actions, consents, undertakings, approvals, or waivers that may be sought by or from, any Governmental Entity, including determining the strategy for contesting, litigating or otherwise responding to objections to, or Proceedings challenging, the completion of the transactions contemplated by this Agreement. Each of the Company and Parent shall not, and shall not permit any of their respective Representatives to, make any offer, acceptance or counter offer to or otherwise engage in negotiations or discussions with any Governmental Entity with respect to any proposed settlement, consent decree, commitment or remedy or, in the event of litigation, discovery, admissibility of evidence, timing or scheduling, except as specifically requested by or agreed with such other Party.

(f) Each of Parent and the Company shall provide commercially reasonable cooperation and assistance to Parent and its Affiliates and Representatives with Parent’s timely preparation and submission of any request or application for any consent or approval required of Parent, including the Pharmacy Approvals and any consent or approval with respect to any Government Program.

SECTION 6.3 Notification of Certain Matters. The Company and Parent shall each give prompt notice to the other Party of (a) any written notice or other written communication received from any Governmental Entity in connection with the transactions contemplated hereby or from any other Person, in each case alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, and (b) any Proceedings commenced or, to the Company’s or Parent’s knowledge, respectively, threatened, which relate to the transactions contemplated hereby, in each case of clauses (a) and (b) other than with respect to Antitrust Laws, which are the subject of Section 6.2; provided, however, that the delivery of any notice pursuant to this Section 6.3 shall not (i) affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement or (ii) limit the remedies available to the Party receiving such notification.

SECTION 6.4 Taxes.

(a) Liability for Taxes. The Company shall be liable for and shall pay all Taxes imposed with respect to the conduct of the business of the Acquired Stores or the ownership or use of the Purchased Assets at or prior to the Closing (or each Subsequent Closing or Distribution Center Closing, as applicable); provided, however, that the Company shall not be liable for or pay Transfer Taxes described in Section 2.2(d) for which Parent is responsible. Parent shall be liable for and shall pay all Taxes imposed with respect to the conduct of the business of the Acquired Stores or the ownership or use of the Purchased Assets after the Closing (or each Subsequent Closing Date or Distribution Center Closing, as applicable). Notwithstanding anything to the contrary in this Section 6.4, the provisions of Section 2.6 (Prorations) shall control with respect to the Tax matters addressed therein.

(b) The Company, on the one hand, or Parent, on the other hand, as the case may be, shall indemnify and provide reimbursement for any Tax paid by one party all or a portion of which is the responsibility of the other party in accordance with the terms of this Section 6.4. Within a reasonable time prior to the payment of any such Tax, the party paying such Tax shall give notice to the other party of the Tax payable and the portion which is the liability of each party, although failure to do so will not relieve the other party from its liability hereunder.

(c) Parent shall promptly notify the Company in writing upon receipt by Parent or any of its Affiliates of notice of any pending or threatened federal, state, local or foreign Tax audits, examinations or assessments which may materially affect the amount of any Tax which is, in whole or in part, an Excluded Liability; provided, however, that the failure to promptly give such notice to the Company shall not affect the rights of Parent or any of its Affiliates to indemnification hereunder except to the extent the Company has been materially prejudiced as a result of such failure. The Company shall have the sole right to control any Tax audit or administrative or court proceeding relating to any Tax which is wholly an Excluded Liability and is not reasonably expected to result in any liability of Parent or any Affiliate for which Parent or such Affiliate would not be fully indemnified pursuant to this Agreement, and to employ counsel of its choice at its expense; provided, that the Company shall not settle any such audit or proceeding without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. With respect to any other such audit or proceeding in respect of Taxes which are, in whole or in part, an Excluded Liability, neither Parent nor any of its Affiliates shall settle such audit or proceeding without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed.

(d) Subject to Section 6.6(d) of this Agreement, after the Closing Date, each of the Company and Parent shall use reasonable efforts to (and shall use reasonable efforts to cause their respective Affiliates to): (i) assist the other party in preparing any Tax Returns in respect of the business conducted at the Acquired Stores or the Purchased Assets which such other party is responsible for preparing and filing; (ii) cooperate fully in preparing for any audits of, or disputes with taxing authorities regarding, any Tax Returns in respect of the Acquired Stores or the Purchased Assets; (iii) make available to the other party and to any taxing authority as reasonably requested all information, records, and documents relating to Taxes in respect of the Acquired Stores or the Purchased Assets; (iv) provide timely notice to the other party in writing of any pending or threatened Tax audits or assessments relating to Taxes in respect of the Acquired Stores or the Purchased Assets for taxable periods for which the other party may have a liability under this Section 6.4; and (v) furnish the other party with copies of all correspondence received from any taxing authority in connection with any Tax audit or information request with respect to any such taxable period.

(e) The provisions of this Section 6.4 shall survive until sixty (60) days after the expiration of the applicable statute of limitations. To the extent that the procedures described in Section 9.3 conflict with this Section 6.4, this Section 6.4 shall control.

SECTION 6.5 Ancillary Agreements.

(a) At or prior to the Closing, Parent, Purchaser Sub and the Company shall execute and deliver the Transition Services Agreement substantially in the form attached as Exhibit B (the “Transition Services Agreement”).

(b) At or prior to Closing and each Subsequent Closing or Distribution Center Closing (as applicable), the Company and Purchaser Sub shall execute and deliver an executed bill of sale, assignment, transfer, conveyance and assumption in respect of the Purchased Assets and Assumed Liabilities as is necessary to effect the transactions contemplated by the Transaction Agreements substantially in the form attached as Exhibit C or Exhibit D as applicable (the “Bill of Sale, Assignment and Assumption Agreement”).

(c) At or prior to the Closing, the Company and Purchaser Sub shall execute and deliver the Transitional Trademark License Agreement substantially in the form attached as Exhibit E (the “Transitional Trademark License Agreement”).

(d) At or prior to the Closing, Parent and the Company shall execute and deliver the WBAD Supply Agreement on terms substantially consistent with the terms set forth in Exhibit F (the “Supply Agreement”).

SECTION 6.6 Access to Information and Employees and Cooperation; Confidentiality.

(a) From the date of this Agreement until the Closing (or with respect to clauses (i) (solely with respect to personnel files) and (ii), from the applicable Employee Data Trigger Date) (and, with respect to the Acquired Stores to be transferred at each Subsequent Closing, each Subsequent Closing and the Distribution Centers to be transferred at the Distribution Center Closing, the Distribution Center Closing), upon reasonable prior written notice, and except as determined in good faith to be appropriate to ensure compliance with any applicable Laws and subject to any applicable privileges (including the attorney-client privilege) and contractual confidentiality obligations (provided such good faith determination is made after the Company shall have used commercially reasonable efforts to make appropriate substitute arrangements under circumstances in which the restrictions of this clause would apply), the Company shall, and shall use reasonable best efforts to cause its Affiliates and Representatives to (i) afford the Representatives of Parent reasonable access, during normal business hours, to the offices, properties, books and records (including the personnel files, training and compliance records, and Form I-9s of the Transferred Employees) of the Acquired Stores, subject to written consent to the extent required by applicable Law; (ii) afford the Representatives of Parent reasonable access to each employee who is a retail operations or pharmacy field regional leader or a field regional support member, serving in a function related to asset protection, human resources or administration in one or more regions, with respect to whom Acquired Stores comprise 50% or more of the total stores assigned to such leader or team member, and any other Company employee mutually agreed between the Company and Purchaser Sub, for purposes of interviewing such employees for open regional leader positions or other open area positions with Purchaser Sub (each such person, a “Choice Employee”); (iii) furnish to the Representatives of Parent such additional financial and operating data and other information regarding the Acquired Stores as Parent may from time to time reasonably request (provided, however, no carve-out financial statements shall be required to be prepared); (iv) make available to the Representatives of Parent and its Affiliates, during normal business hours, those employees of the Company and its Affiliates whose assistance, expertise, testimony, notes and recollections or presence may be reasonably necessary to assist Parent, its Affiliates or its or their respective Representatives in connection with its reasonable inquiries, including the presence of such persons as witnesses in hearings or trials for such purposes; and (v) provide the Representatives of Parent and its Affiliates with the information and access set forth on Section 6.6(a) of the Company Disclosure Schedules; provided, however, that such investigation shall not unreasonably interfere with any of the businesses or operations of the Company or any of its Affiliates; provided, further, that the auditors and accountants of the Company or any of its Affiliates shall not be obliged to make any work papers available to any Person unless and until such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants. If so requested by the Company, Parent shall enter into a customary joint defense agreement with the Company with respect to any information to be provided to Parent pursuant to this Section 6.6(a).

(b) From and after the Closing Date, in connection with any reasonable business purpose, including the preparation of any financial statements or Tax Returns, any audit or other examination by any taxing authority, any judicial or administrative proceedings relating to Taxes, claims relating to Assumed Liabilities or Excluded Liabilities, financial statements, or the determination of any matter relating to the rights or obligations of the Parties or any of their respective Affiliates under any of the Transaction Agreements, upon reasonable prior written notice, and except as determined in good faith to be necessary to (i) ensure compliance with any applicable Law, (ii) preserve any applicable privilege (including the attorney-client privilege), or (iii) comply with any contractual confidentiality obligations, each Party shall, and shall use reasonable best efforts to cause its Affiliates and its Representatives to, (A) afford the Representatives of the other Party and its Affiliates reasonable assistance and reasonable access, during normal business hours, to the offices, properties, books and records of such Party and its Affiliates in respect of the Acquired Stores and the Purchased Assets (and related Liabilities), (B) retain and furnish to the Representatives of the other Party and its Affiliates such additional financial and other information regarding the Acquired Stores and the Purchased Assets (and related Liabilities) as such Party or its Representatives may from time to time reasonably request and abide by all record retention agreements entered into with any taxing authority with respect thereto, (C) make available to the Representatives of the other Party and its Affiliates, during normal business hours, those employees of such Party and its Affiliates whose assistance, expertise, testimony, notes and recollections or presence may be reasonably necessary to assist the other Party, its Affiliates or its or their respective Representatives in connection with its reasonable inquiries, including the presence of such persons as witnesses in hearings or trials for such purposes and (D) in the case of the Company, give to the Representatives of Parent and its Affiliates reasonable written notice prior to transferring, destroying or discarding any books and records regarding the Acquired Stores and the Purchased Assets (and related Liabilities) if such transferring, destroying or discarding is not in compliance with the Company’s record retention policy and, if requested and permissible by Law, allow Parent and its Affiliates to take possession of such books and records; provided, however, that such investigation shall not unreasonably interfere with the business or operations of such Party or any of its Affiliates; provided, further, that the auditors and accountants of each Party or its Affiliates shall not be obligated to make any work papers available to any Person except in accordance with such auditors’ and accountants’ normal disclosure procedures and then only after such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants. If so requested by either Party, the other Party or one of its Affiliates shall enter into a customary joint defense agreement with such Party and its Affiliates with respect to any information to be provided to such Party pursuant to this Section 6.6(b).

(c) Notwithstanding anything in this Agreement to the contrary, no Party hereto shall be required, prior to the Closing, to disclose, or cause the disclosure of, to any other Party or its Affiliates or its or their Representatives (or provide access to any offices, properties, books or records of such Party or any of their Affiliates that could result in the disclosure to such persons or others of) any confidential information relating to trade secrets, proprietary know-how, processes or patent, trademark, trade name, service mark or copyright applications or product development, or pricing and marketing plans, nor shall any Party be required to permit or cause others to permit any other Party or its Affiliates or Representatives to have access to or to copy or remove from the offices or properties of such Party or any of its Affiliates any documents, drawings or other materials that might reveal any such confidential information. With respect to the access granted pursuant to this Section 6.6, each of Parent and Purchaser Sub will, and will cause their respective Representatives to, comply with the terms and conditions of (i) that certain letter agreement, dated March 3, 2015, by and between the Company and Parent, as amended on May 17, 2017 (the “Confidentiality Agreement”), which Confidentiality Agreement shall remain in full force and effect in accordance with its terms and (ii) the Letter Agreement, dated May 19, 2017 (the “Letter Agreement”), by and between the Company and Parent.

(d) Notwithstanding anything to the contrary in this Agreement, the Company shall have no obligation to provide any access to information contained in any Tax Returns or records that does not relate directly to the Purchased Assets, the Company shall be entitled to redact any information contained in any such Tax Returns or records as the Company determines necessary in good faith, and in no event shall the Company be obligated to provide Parent or Purchaser Sub with access to any unitary, consolidated, or other similar Tax Returns.

SECTION 6.7 Publicity. Following the execution of this Agreement, each of Parent and the Company shall issue an initial press release regarding the transactions contemplated by this Agreement, in each case subject to the other Party’s prior consent (such consent not to be unreasonably withheld, conditioned or delayed), and thereafter neither the Company nor Parent shall issue any press releases or otherwise make public announcements with respect to the transactions contemplated by this Agreement without the other Party’s prior consent (such consent not to be unreasonably withheld, conditioned or delayed) in each case except as such release or announcement may be required by Law or by the rules or regulations of any United States securities exchange to which the relevant Party is subject, in which case such Party shall use its reasonable best efforts to consult with the other Party in advance of such release or announcement. Notwithstanding anything to the contrary contained in this Agreement, the restrictions in this Section 6.7 shall not apply to any communication made by any Party in connection with any Proceeding in which the Parties are adverse to each other.

SECTION 6.8 Use of Names. Except as expressly set forth in the Transitional Trademark License Agreement or Section 1.1 (with respect to Trademarks, if any, included in the Purchased Intellectual Property), the Company is not conveying ownership rights or granting Purchaser Sub or Parent or their respective Affiliates a license to use any of the tradenames, service marks or trademarks of the Company or any Affiliate of the Company (collectively, the “Retained Names and Marks”) and, after the Closing, Purchaser Sub, Parent and their respective Affiliates shall not use in any manner the names or marks of the Company or any Affiliate of the Company or any word, name or mark that is similar in sound or appearance to such names or marks, except (i) the Intellectual Property set forth on Section 1.1(m) of the Company Disclosure Schedules or as otherwise provided in this Section 6.8 or (ii) as would constitute nominative fair use or otherwise be permitted under applicable Law in the absence of the transactions contemplated hereby.

SECTION 6.9 Cooperation.

(a) Except as permitted by Article VIII, each of the Company and Parent shall (i) execute and deliver, or shall cause to be executed and delivered, such documents and other papers and shall take, or shall cause to be taken, such further actions as may be reasonably required to carry out the provisions of the Transaction Agreements and give effect to the transactions contemplated by the Transaction Agreements and (ii) without limiting the foregoing, use its commercially reasonable efforts to cause all of the conditions to the obligations of the other Parties to consummate the transactions contemplated by this Agreement to be met as promptly as practicable; provided, however, that nothing in this Section 6.9(a) shall require the Company or any of its Affiliates, on the one hand, or Parent or any of its Affiliates, on the other hand, to pay money to, commence or participate in any Proceeding with respect to, or offer or grant any accommodation (financial or otherwise) to, any third Person.

(b) Each of the Company and Parent shall keep each other reasonably apprised of the status of the matters relating to the completion of the transactions contemplated by the Transaction Agreements, including with respect to the negotiations relating to the satisfaction of the conditions set forth in Article VII. From time to time following the Closing, the Company and Parent shall, and shall cause their respective Affiliates to, execute, acknowledge and deliver all reasonable further conveyances, notices, assumptions, releases and acquittances and such instruments, and shall take such reasonable actions as may be necessary or appropriate to make effective the transactions contemplated hereby as may be reasonably requested by the other party. Without limiting the generality of the foregoing, (i) if at any time within five (5) years after the Closing (or Subsequent Closing or Distribution Center Closing), Parent, on the one hand, or the Company, on the other hand, discovers that any Purchased Asset or Assumed Liability was not included in the Purchased Assets or Assumed Liabilities assigned to Parent at such time, then, the Company will use reasonable best efforts to promptly procure the transfer of the relevant Purchased Assets or Assumed Liabilities to Parent or Purchaser Sub or an Affiliate of Purchaser Sub nominated by Purchaser Sub or (ii) if at any time within five (5) years after the Closing, the Company, on the one hand, or Parent, on the other hand, discovers that any Excluded Asset or Excluded Liability is held by Parent, Purchaser Sub or an Affiliate of Purchaser Sub, then, Parent will use reasonable best efforts to promptly procure the transfer of the relevant Excluded Assets or Excluded Liabilities to the Company or an Affiliate of the Company nominated by the Company; provided, that in the case of clause (i), neither the Company or any of its Affiliates or, in the case of clause (ii), neither Parent or any of its Affiliates, shall be required to commence any litigation or offer or pay any money or otherwise grant any accommodation (financial or otherwise) to any third party; provided, further, that any transfer of Purchased Assets, Assumed Liabilities, Excluded Assets or Excluded Liabilities pursuant to this Section 6.9 shall not result in any adjustment to the Purchase Price.

SECTION 6.10 Non-Solicitation of Employees. During the period beginning as of the Closing Date and ending on the date that is two (2) years from the Closing Date (the “Restricted Period”), (i) the Company shall not, and shall cause its Affiliates not to, directly or indirectly, solicit, or otherwise attempt to induce any Transferred Employee to terminate his or her employment with Purchaser Sub or any of its Affiliates nor induce any employees of the Company or the Company’s Affiliates who are offered employment by Purchaser Sub or Parent pursuant to Section 6.14(a) to reject that offer, and (ii) Parent and Purchaser Sub shall not, and shall cause their respective Affiliates not to, directly or indirectly, solicit, or otherwise attempt to induce any employee of the Company who is not a Transferred Employee to terminate his or her employment with the Company or any of its Affiliates; provided, however, that nothing in this Section 6.10 shall prohibit the Company, Parent, Purchaser Sub or any of their respective Affiliates from taking the following actions:

(a) advertising for employees in newspapers, trade publications, or other media, or engaging recruiters to conduct general employee search activities, in either case not targeted specifically at Transferred Employees or employees of the Company who are not Transferred Employees, as applicable; or

(b) hiring or communicating with any Transferred Employee or employee of the Company who is not a Transferred Employee, as applicable, who applies for employment with the Company or any of its Affiliates, whether or not such employee was involuntarily terminated, so long as such employee was not solicited by the other Party or any of its Affiliates in violation of this Section 6.10.

SECTION 6.11 Destruction of Purchased Assets; Store Removal. Notwithstanding any other provision herein, if any of the Acquired Stores and/or Distribution Centers is rendered unsaleable or unusable due to acts of God, including earthquakes, fire, hurricanes, tornadoes, floods, tsunami, or other natural disasters or any other types of damage, at the Company’s option, the Company may, on or before the Closing Date, Subsequent Closing Date or Distribution Center Closing Date applicable to such Acquired Store or Distribution Center (and in any case within thirty (30) days of such act of God), restore such Acquired Stores and/or such Distribution Centers to usable or salable condition substantially equivalent to the condition of such Acquired Store or such Distribution Centers immediately prior to such act of God (at the Company’s cost). If the Company restores such Acquired Store or Distribution Center, then such Acquired Stores and/or such Distribution Center shall be sold to Parent in accordance with and subject to the terms of this Agreement. If the Company does not restore such Acquired Store or Distribution Center, then at Parent’s option, (i) such Acquired Stores and/or Distribution Centers and all of the related assets shall be retained by the Company and the Purchase Price shall be reduced as set forth on Section 2.2 of the Company Disclosure Schedules (and the amounts payable pursuant to Section 2.7 shall be reduced accordingly) or (ii) such Acquired Stores and/or such Distribution Centers shall be sold to Purchaser Sub and the Parties shall negotiate in good faith with respect to a reduction to the Purchase Price taking into account the allocation of the Purchase Price attributed to such Acquired Stores and/or Distribution Centers as set forth on Section 2.2 of the Company Disclosure Schedules. In the event Parent elects clause (i) with respect to an Acquired Store or Distribution Center, the term “Acquired Stores” shall be deemed to be modified to exclude any such store or the term “Distribution Centers” shall be deemed to be modified to exclude any such Distribution Center, as applicable, “Purchased Assets” shall be deemed to be modified to exclude any facility that was to be “Purchased Assets” because such facility was an Acquired Store or a Distribution Center and “Assumed Liabilities” shall be deemed to be modified to exclude any Liabilities that were to be “Assumed Liabilities” because such facility was an Acquired Store or a Distribution Center. In the event that the Company and

Parent mutually agree that the Company shall not sell, transfer, assign, convey or deliver to Purchaser Sub one or more Acquired Stores, the Parties shall negotiate in good faith to amend the terms of this Agreement and any other Transaction Agreement as necessary to appropriately reflect the terms of such arrangement, and “Purchased Assets” shall be deemed to be modified to exclude any facility that was to be “Purchased Assets” because such facility was an Acquired Store, and “Assumed Liabilities” shall be deemed to be modified to exclude any Liabilities that were to be “Assumed Liabilities” because such facility was an Acquired Store.

SECTION 6.12 Restriction on Use of Customer Data; Protection of Goodwill.

(a) During the Restricted Period, the Company shall not, and shall not permit any of its Affiliates to, directly or indirectly, use Company Rx Data that is, or any other information or data that is, in each case related to the Acquired Stores and regarding the applicable client’s or customer’s behavior in an Acquired Store and acquired from or through its acquisition hereunder, to specifically solicit any client or customer of any of the Acquired Stores, in a manner intended to cause an adverse effect to the relationship between such Acquired Store and such client or customer, or to divert such client’s or customer’s business from any of the Acquired Stores. In addition, during the Restricted Period, the Company shall not, and shall not permit any of its Affiliates to, directly or indirectly, solicit any supplier or licensor of any of the Acquired Stores to terminate or adversely modify the relationship between Parent and such supplier or licensor.

(b) During the Restricted Period, Parent and Purchaser Sub shall not, and shall not permit any of their Affiliates to, directly or indirectly, use Company Rx Data that is, or any other information or data that is, in each case related to the Company’s retail stores that are not Acquired Stores and regarding the applicable client’s or customer’s behavior in a retail store of the Company that is not an Acquired Store and acquired from or through Parent and Purchaser Sub’s acquisition of Acquired Stores hereunder, to specifically solicit any client or customer of any of the Company’s retail stores that are not Acquired Stores, in a manner intended to cause an adverse effect to the relationship between such retail stores of the Company that are not Acquired Store and such client or customer, or to divert such client’s or customer’s business from any of the Company’s retail stores that are not Acquired Stores. In addition, during the Restricted Period, Parent and Purchaser Sub shall not, and shall not permit any of their Affiliates to, directly or indirectly, solicit any supplier or licensor of any of the Company’s retail stores that are not Acquired Stores to terminate or adversely modify the relationship between the Company and such supplier or licensor.

(c) To protect the goodwill associated with the Purchased Assets to be acquired by Parent and Purchaser Sub pursuant to this Agreement and to ensure an orderly transition of the Purchased Assets to Parent and Purchaser Sub, during the applicable Protected Period with respect to any Acquired Store, the Company shall not, and shall not permit any of its Affiliates to, directly or indirectly, lease, acquire or operate a retail pharmacy within five (5) miles of such Acquired Store; provided, that notwithstanding the foregoing, nothing herein shall prevent the Company or any of its Affiliates from continuing to lease, own or operate a retail pharmacy that is (i) owned, leased or operated by the Company or any of its Affiliates as of the date of this Agreement and not an Acquired Store, (ii) owned, leased or operated by the Company or any of its Affiliates as a result of the acquisition of the Company by any Person or group of Persons (other than Parent) after the date of this Agreement not in violation of Section 6.1 or the acquisition by the Company of any Person or the assets of any Person after the date of this Agreement not in violation of Section 6.2(a); provided, that in each case such retail pharmacy is not operated under the Retained Names and Marks and is owned, leased or operated by such Person as of the date of such acquisition, (iii) relocated by the Company or its Affiliates after the date of this Agreement to a new location within five (5) miles of the original location thereof as of the date of this Agreement; provided, that in each case such new location is closer to such original location than the location of the Acquired Store nearest to such original location as of the date of this Agreement and such new location is not within one-tenth (0.1) of a mile of the location of any Acquired Store unless such Acquired Store was converted to the “Walgreens” banner or Parent, Purchaser Sub or their applicable Affiliate discontinues its pharmacy operations with respect to such Acquired Store no less than 180 days prior to such relocation or (iv) set forth on Section 6.12(c) of the Company Disclosure Schedules. For purposes of this Section 6.12, the term “Protected Period” shall mean, with respect to any Acquired Store, the period from the Closing Date until the earliest of (i) the date that is 180 days after such Acquired Store has been converted to the “Walgreens” banner, (ii) the end of the Transition Period (as defined in the Transition Service Agreement), (iii) the date that is 180 days after the date on which Parent, Purchaser Sub or their applicable Affiliate discontinues its pharmacy operations with respect to such Acquired Store and (iv) the date that is thirty (30) months after the Closing Date.

(d) The Parties acknowledge that a breach or threatened breach of this Section 6.12 would give rise to irreparable harm to the other Parties hereto, for which monetary damages would not be an adequate remedy, and hereby agree that in the event of a breach or a threatened breach by a Party of any such obligations, the other Parties shall, in addition to any and all other rights and remedies that may be available to such other Parties in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

SECTION 6.13 Intercompany Leases. On the Closing Date or the applicable Subsequent Closing Date, the Company shall deliver the Purchased Assets free and clear of any lease or sublease agreements between any Affiliates of the Company, except for RediClinic in-store clinics as set forth in Section 6.21.

SECTION 6.14 Employee Matters.

(a) Purchaser Sub shall make an offer of employment or communicate to each Business Employee its transfer of employment to Purchaser Sub, in either case, in a manner reasonably determined by Purchaser Sub, and the Company shall, upon request, use commercially reasonable efforts to assist Purchaser Sub in preparing and delivering the applicable offer or communication. Such offer of employment or communication of transfer of employment shall be provided to each Business Employee (as listed on an employee census (the “Employee Census”)) at least five (5) Business Days prior to the Closing Date, Subsequent Closing Date or Distribution Center Closing Date, as applicable; provided, that in each case, any offer or transfer of employment with respect to a Business Employee is subject to the condition that such Business Employee is employed by the Company or an Affiliate of the Company on the

Closing Date, Subsequent Closing Date or Distribution Center Closing Date, as applicable, and employment for such Business Employee shall begin on the first Business Day following such date (the “Census Start Date”); provided, further, that with respect to any Inactive Employee, any offer of employment or communication of transfer of employment shall be made with a commencement date of the date that such employee actively returns to work in accordance with the applicable leave policy within twelve (12) months of the Closing Date, Subsequent Closing Date or Distribution Center Closing Date, as applicable, and if such Inactive Employee does not so return within twelve (12) months, then the offer or communication of transfer shall expire or become invalid, as applicable, unless required by Law to remain open for a longer period; provided, further, that the Employee Census shall state each Business Employee’s name, title, current service credit with the Company and its Affiliates, classification, salary or pay rate, short-term and long-term bonus eligibility, status with respect to whether he or she is currently an Inactive Employee (and the reason such Business Employee is in Inactive Employee status) and each Employee Plan for which such Business Employee is then eligible. Each offer of employment or transfer of employment shall be for a substantially comparable position held by such Business Employee (subject to the requirements of any applicable collective bargaining agreement), and at the same location(s) at which such Business Employee worked while employed with the Company or an Affiliate of the Company. Notwithstanding the foregoing, Parent and Purchaser Sub shall indemnify and hold the Company harmless with respect to any Losses related to any claim or threatened claim by or on behalf of any Excluded Employees arising out of Purchaser or Purchaser Sub’s failure to offer employment to or hire any such Excluded Employee or any claim for Excluded Employee Severance; provided that, for the avoidance of doubt, Parent and Purchaser Sub shall not indemnify and hold the Company harmless with respect to any Losses related to a claim for compensation or benefits arising under any compensation or benefit plan, agreement or arrangement maintained by the Company or its Affiliates, other than Excluded Employee Severance. The Company shall deliver a census summary (which shall comply with Section 6.14(a) of the Company Disclosure Schedules) (the “Census Summary”) on or prior to date of this Agreement, which Census Summary shall be as of a date not more than ten (10) days prior to the date of this Agreement. The Employee Census shall first be delivered to Purchaser Sub on the applicable Employee Data Trigger Date and shall be updated by the Company no earlier than three (3) weeks prior to the Census Start Date for any Business Employee and with respect to any Business Employee added to the Employee Census pursuant to such an update, Purchaser Sub shall make an offer of employment or communicate a transfer of employment as soon as practicable thereafter but no later than the Census Start Date.

(b) Purchaser Sub and its Affiliates shall use reasonable efforts to transfer the work visa of Transferred Employees and, as applicable, shall employ those Transferred Employees who are foreign nationals working in the United States in non-immigrant status and those Transferred Employees for whom there are pending or approved I-140 immigrant petitions as of the Closing Date (collectively, the “Foreign National Employees”), under terms and conditions such that Purchaser Sub and its Affiliates, as applicable, qualify as a “successor employer” under applicable United States immigration laws effective as of the Closing Date, including, but not limited to, 8 U.S.C. § 1184(c)(10). Purchaser Sub and its Affiliates agree to assume all immigration-related liabilities and responsibilities with respect to such Foreign National Employees that arise following the Closing. The Company shall provide to Purchaser Sub a schedule of Foreign National Employees and applicable information for Purchaser Sub and its Affiliates to comply with its responsibilities pursuant to this Section 6.14(b) on the applicable Employee Data Trigger Date; provided, that from the date of this Agreement until the Closing, the Company, Purchaser Sub and their Affiliates shall cooperate to effect the actions set forth in this Section 6.14(b).

(c) Each Business Employee that accepts an offer of employment from Purchaser Sub or whose employment is transferred effective at his or her Census Start Date or, with respect to an Inactive Employee, upon commencement of employment on the terms set forth in Section 6.14(a) (the “Inactive Employee Transfer Date”) (collectively referred to hereinafter as the “Employment Start Date”) shall be referred to as a “Transferred Employee”. The employment by Purchaser Sub of a Transferred Employee shall be on an employment “at-will” basis (except as required under any collective bargaining agreement). For a period beginning on the first Subsequent Closing Date and ending on the twelve (12) month anniversary of the first Subsequent Closing Date (the “Continuation Period”), Purchaser Sub shall provide, or shall cause its Affiliates to provide, to each Transferred Employee that is a non-Union-Represented Business Employee (solely during any period a Transferred Employee is employed by Purchaser Sub during such twelve (12) month period), (A) an annual base salary or wage rate and target annual incentive opportunities that are no less favorable in the aggregate than those provided by the Company or one of its Affiliates immediately prior to the Employment Start Date and (B) employee benefits that are substantially comparable in the aggregate to those that were provided to such Transferred Employee immediately prior to the Employment Start Date (taking into account only the employee benefits listed under the “Pension Plans,” “401(k) Plans” and “Health and Welfare and Other Plans” headings of Section 3.8(a) of the Company Disclosure Schedules), taking into account prior service with the Company or its Affiliates and to Purchaser Sub’s right to change employee contribution rates in the ordinary course of business consistent with coverage cost changes as a result of contract cost negotiation with vendors (which changes apply to employees of Purchase Sub and its Affiliates other than the Transferred Employees) (a “Non-Union Employee Offer”). With respect to each Transferred Employee that is a Union-Represented Business Employee, for a period beginning on the first Subsequent Closing Date and ending on the twelve (12) month anniversary of the first Subsequent Closing Date, Purchaser Sub shall provide, or shall cause its Affiliates to provide, compensation and employee benefits in accordance with the terms of the applicable collective bargaining agreement in effect as of the first Subsequent Closing Date; provided, that as of the effective date of a successor collective bargaining agreement applicable to such Transferred Employee, Purchaser Sub shall instead provide, or cause its Affiliates to provide, compensation and employee benefits in accordance with the terms of such applicable successor collective bargaining agreement (a “Union Employee Offer, and each Union Employee Offer and Non-Union Employee Offer, together with the requirements set forth in Section 6.14(a), a “Qualifying Offer”). Notwithstanding anything in this Agreement to the contrary, nothing in this Section 6.14 shall be construed as requiring Purchaser Sub or its Affiliates to (x) provide benefits under a defined benefit pension plan or (y) provide any specified level of compensation or benefits to a Transferred Employee following the Continuation Period, regardless of whether the Employment Start Date occurs on or after the Closing Date. Except for Excluded Employee Severance, the Company shall be responsible for (and Purchaser Sub shall have no responsibility) to pay any severance pay or benefits claimed to be owed to its employees as a result of the transactions that are the subject of the Transaction Agreements; provided, that Purchaser Sub has offered employment to, or transferred the employment of, Business Employees in accordance with this Section 6.14. Without limiting the generality of the foregoing, during the Continuation Period,

Purchaser Sub shall provide, or shall cause its Affiliates to provide, severance payments and benefits to each Transferred Employee whose employment is terminated during such period that are no less favorable than those severance and benefits set forth in Section 6.14(c) of the Company Disclosure Schedules. For the avoidance of doubt, Parent and its Affiliates shall be solely responsible for all employment decisions relating to a Transferred Employee on and following the applicable Employment Start Date.

(d) Subject, and in addition, to the requirements imposed by applicable Law, from and after the Employment Start Date, each Transferred Employee shall be eligible to participate in the plans or programs maintained, sponsored, adopted or contributed to by Purchaser Sub or its Affiliates that provide medical, dental, vision care, life insurance, disability, vacation, tuition reimbursement, qualified transportation fringe benefits and other welfare benefits, as applicable, on substantially the same basis as similarly situated employees of Purchaser Sub and its Affiliates. Subject, and in addition, to the requirements imposed by applicable Law, and except to the extent necessary to avoid duplication of benefits, for purposes of determining eligibility to participate, vesting, accrual of and entitlement to benefits (but not for accrual of or entitlement to pension benefits, post-employment or retiree welfare benefits, special or early retirement programs or window separation program), service with the Company or its Affiliates (or predecessor employers to the extent the Company provides or has recognized past service credit) shall be treated as service with Purchaser Sub. Purchaser Sub shall, or shall cause its Affiliates to: (i) waive any limitation on health and welfare coverage of such Transferred Employees due to pre-existing conditions, waiting periods, active employment requirements, and requirements to show evidence of good health under any applicable health and welfare plan of Purchaser Sub or any of its Affiliates to the extent such Transferred Employees were covered under a similar benefit plan of the Company or any of its Affiliates and (ii) credit each such Transferred Employee with all deductible payments, co-payments and co-insurance paid by such employee under any medical plan of the Company or any of its Affiliates prior to the Employment Start Date during the plan year in which the Employment Start Date occurs for the purpose of determining the extent to which any such employee has satisfied any applicable deductible and whether such employee has reached the out-of-pocket maximum under any benefit plan of Purchaser Sub or any of its Affiliate for such year.

(e) Effective as of the last day of the month in which an Employment Start Date occurs, a Transferred Employee shall no longer be eligible to contribute to any Employee Plan that is a flexible spending account plan except as otherwise provided by and in accordance with the Consolidated Omnibus Budget Reconciliation Act of 1986 (“COBRA”) (such accounts, “Company FSA” and such participants in the Company FSA, “FSA Participants”). Effective as of the Closing Date, Purchaser Sub or one of its Affiliates shall maintain a flexible spending account plan (the “Purchaser FSA”) that shall (i) permit participation as of the first day of the month immediately following an Employment Start Date for FSA Participants commencing employment with Purchaser Sub or its Affiliates on such date and (ii) accept for reimbursement any claims related to the Company FSA plan year in which the Employment Start Date occurs and eligible for reimbursement on the basis of participant elections initially made under the Company FSA, to the extent such claims have not been previously reimbursed by the Company or its Affiliates. The salary reduction election of an FSA Participant under the Company FSA will be continued by the Purchaser FSA for the remainder of the Purchaser FSA plan year following an Employment Start Date (subject to limitations under applicable Law). The

Company shall provide to Purchaser Sub as soon as administratively feasible following a Closing Date, Subsequent Closing Date or Distribution Center Closing Date, as applicable, a schedule setting forth the relevant FSA Participants and the amount each FSA Participant has elected to contribute to the Company FSA for the current Company FSA plan year and the amount reimbursed by the Company FSA to the FSA Participant (or eligible dependent) (the “FSA Balances”). To the extent the FSA Balances in the aggregate are positive, the Company shall make a payment to Purchaser Sub equal to the aggregate FSA Balances by the thirtieth (30th) Business Day following the Closing Date, Subsequent Closing Date or Distribution Center Closing Date, as applicable. To the extent the FSA Balances in the aggregate are negative, Buyer shall make a payment to the Company equal to the aggregate negative FSA Balances by the thirtieth (30th) Business Day following the Closing Date, Subsequent Closing Date or Distribution Center Closing Date, as applicable. Notwithstanding the foregoing, the Company and Purchaser Sub agree to make reasonable adjustments to the terms of this Section 6.14(e) as necessary to account for the difference in plan year end dates of the Company FSA and Purchaser FSA. Notwithstanding the foregoing, no Transferred Employee who elects COBRA continuation coverage with respect to such person’s flexible spending account under the Company FSA shall be considered an FSA Participant, and any such person’s flexible spending account balance shall not be an FSA Balance.

(f) Purchaser Sub shall permit each Transferred Employee participating in the Employee Plan that is a defined contribution plan with a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Company 401(k) Plan”) to effect, and Purchaser Sub agrees to cause its (or its Affiliate’s) defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Purchaser Sub 401(k) Plan”) to accept, in accordance with requirements of Law, a “direct rollover” (within the meaning of Section 401(a)(31) of the Code, including plan loans) of his or her account balances (including earnings thereon through the date of transfer and any promissory note evidencing an outstanding loan but excluding any loans in default) under the Company 401(k) Plan if such rollover to the Purchaser Sub 401(k) Plan is elected in accordance with applicable Law by such Transferred Employee.

(g) For purposes of payroll taxes with respect to Transferred Employees, the Company and Purchaser Sub, and their respective Affiliates, shall use commercially reasonable efforts to treat the transaction contemplated herein as a transaction described in Treasury Regulation Sections 31.3121(a)(1)-1(b)(2), and the Parties further agree to implement this treatment by utilizing solely Section 4 of Revenue Procedure 2004-53, STANDARD PROCEDURE FOR PREDECESSORS AND SUCCESSORS.

(h) Purchaser Sub and its Affiliates shall be responsible for compliance with the WARN Act with respect to any Transferred Employee terminated after the Closing Date or terminated due to Purchaser Sub’s failure to provide a Qualifying Offer.

(i) As soon as administratively practicable following each Employment Start Date, and except as prohibited by applicable Law or the terms of any applicable collective bargaining agreement, the Company shall, or shall cause its Subsidiaries to, pay all amounts in respect of each Transferred Employee’s accrued wages, including vacation and paid time off balances.

(j) Purchaser Sub acknowledges its bargaining obligations with any labor organization or other employee representative body applicable to any Business Employee. Neither the Purchaser Sub nor any of its Affiliates shall assume any CBA, except that Purchaser Sub or one of its Affiliates shall assume the continuing obligations under the last, best and final offer to 1199SEIU, implemented by the Company as of September 11, 2016 and execute the “Assumption Agreement” in the form annexed to the 1199SEIU CBA with respect to the applicable Acquired Stores on or prior to the applicable Subsequent Closing Dates, and otherwise comply with applicable Law with respect to its obligations to 1199SEIU.

(k) In respect of each of the Transferred Employees, the Company hereby agrees, for themselves and on behalf of each of their respective Affiliates, to waive and forever discharge any non-compete obligation or restriction that would limit such Transferred Employee’s ability to perform services to Purchaser Sub or its Affiliates.

(l) The Company may, in its discretion, establish a cash-based retention program to incentivize continued performance among those Company employees who are providing services to Purchaser Sub following the Closing in accordance with the Transition Services Agreement, the terms of which are set forth on Section 10.5(hhh) of the Company Disclosure Schedules (the “Retention Program”). Participants shall be selected at the sole discretion of the Company. Purchaser Sub agrees to reimburse, promptly, following notice of payment made, which notices may be delivered over time as retention payments are made, the Company in an amount up to $25 million in the aggregate in respect of amounts that become payable under the Retention Program; provided, that if the Closing does not occur, then Purchaser Sub shall not be liable for any amounts that may become payable under the Retention Program, except as provided in Section 8.2(b).

(m) The Company, Purchaser Sub and their respective affiliates shall reasonably cooperate in communications with Business Employees with respect to employment and employment benefit matters in connection with the transactions contemplated by this Agreement. As reasonably requested by the Purchaser Sub, the Company shall permit the Purchaser Sub to conduct interviews, meetings, information sessions and presentations with Business Employees and to distribute transitional information and communications relating to employment and employment benefit matters to Business Employees. Purchaser Sub shall keep the Company reasonably informed as to the status of any interviews, meetings or offers of employment contemplated by Section 6.6(a)(ii) and this Section 6.14(m). Following the date of this Agreement, the Company, Purchaser Sub and their respective affiliates shall reasonably cooperate to determine the list of Excluded Employees.

(n) For purposes of this Agreement, the “Employee Data Trigger Date” means with respect to Business Employees being transferred (i) at the Closing, the earlier of the date of receipt of Antitrust Approval and the date that is at least ten (10) Business Days prior to the Closing Date, (ii) at the first Subsequent Closing, the earlier of the date of receipt of Antitrust Approval and the date that is no later than thirty (30) Business Days prior to the first Subsequent Closing Date and (iii) after the first Subsequent Closing, the date that is no later than the date of receipt of Antitrust Approval.

SECTION 6.15 [Intentionally Omitted].

SECTION 6.16 No Third Party Beneficiaries. Nothing in this Article VI, express or implied, is intended to confer on any person other than the Parties or their respective successors or assigns any rights, remedies, obligations or liabilities under or by reason of this Article VI and no Transferred Employee or current or former employee of the Company, or any beneficiary or dependent thereof, or any other person not a party to this Agreement shall be entitled to assert any claim hereunder. Nothing in this Article VI is intended to be, shall constitute or shall be construed as an amendment or modification to any Employee Plans or any other employee benefit plans or arrangements of the Company, Purchaser Sub or any of their respective Affiliates or in any way limit the right of the Company, Purchaser Sub or any of their respective Affiliates to amend, modify or terminate any of their respective employee benefit plans or arrangements. Notwithstanding any provision herein to the contrary, neither Purchaser Sub nor any of its Affiliates shall be obligated to continue to employ any Business Employee or Union-Represented Business Employee for any specific period of time following the Employment Start Date, subject to applicable requirements of Laws or the terms of any applicable collective bargaining agreement.

SECTION 6.17 Waiver of Non-Compete Provisions. In respect of each of the Transferred Employees, the Company hereby agrees, for itself and on behalf of its Affiliates, to waive and forever discharge any non-compete obligation or restriction in connection with such Transferred Employee’s acceptance of an offer of employment from Parent or any of Parent’s Affiliates.

SECTION 6.18 Obligations of Purchaser Sub. Parent guarantees the due, prompt and faithful payment, performance and discharge by Purchaser Sub of, and the compliance by Purchaser Sub with, all of the covenants, agreements, obligations and undertakings of Purchaser Sub under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to ensure such payment, performance and discharge by Purchaser Sub hereunder.

SECTION 6.19 Financing Cooperation.

(a) Prior to the final Subsequent Closing, the Company shall, and shall cause its subsidiaries and its and their respective Representatives to, use its and their respective commercially reasonable efforts to provide such customary cooperation as may be reasonably requested by Parent or Purchaser Sub in connection with any Equity Financing, any Debt Financing and any SEC filings related to any Debt Financing to be made by Parent for the purpose of financing the Purchased Assets. Notwithstanding the foregoing, nothing herein shall require such cooperation to the extent it would (i) unreasonably disrupt the ordinary conduct of the business or operations of the Company or its subsidiaries, (ii) require the Company or its subsidiaries to agree to pay any fees, reimburse any expenses or otherwise incur any actual or potential liability or give any indemnities unless Parent reimburses or is required to reimburse or indemnify the Company or its subsidiaries pursuant to this Agreement or otherwise agrees to do so pursuant to agreements reasonably satisfactory to the Company, (iii) require the Company or its subsidiaries to take any action that would reasonably be expected, in the reasonable judgment of the Company after consultation with its legal counsel, to conflict with, or result in any violation or breach of, any applicable (A) laws or orders, (B) obligations of confidentiality (not created in contemplation hereof) binding on the Company or its subsidiaries (provided that in the event that the Company or its subsidiaries do not provide information in reliance on the exclusion in this clause (B), the Company and its subsidiaries shall provide notice to Parent promptly that such information is being withheld (but solely if providing such notice would not violate such obligation of confidentiality)), (C) organizational documents, or (D) Contract to which the Company or any of its subsidiaries is a party, (iv) require the Company or its subsidiaries to (A) pass resolutions or consents, approve or authorize the execution of, or execute any document, agreement, certificate or instrument or take any other corporate action with respect to any Equity Financing or Debt Financing that is not contingent on the Closing or that would be effective prior to the Closing Date or (B) provide or cause its legal counsel to provide any legal opinions or deliver any comfort letters, (v) cause any condition to Closing set forth in Article VII to fail to be satisfied or otherwise cause any breach of this Agreement, (vi) require the Company to prepare separate financial statements for any of its subsidiaries or financial statements pursuant to Rules 3-10 (other than assisting with the preparation of a footnote in Parent’s financial statements to the extent relating to the Purchased Assets) or 3-16 of Regulation S-X or (vii) require the Company or any subsidiary thereof to incur additional indebtedness (including guarantees). Parent acknowledges and agrees that any access or information contemplated to be provided by the Company or any of its subsidiaries pursuant to this Section 6.19 shall, to the extent such information constitutes material non-public information of the Company, only be provided to other Persons, including any Financing Sources, if such other Person affirmatively agrees to maintain the confidentiality of such information pursuant to a customary confidentiality agreement and to comply with all federal and state securities laws and regulations applicable to such information.

(b) On or prior to the Closing Date and each Subsequent Closing Date, the Company shall deliver to Parent a lien release letter from the agent under each Company Credit Agreement with respect to each Company Credit Agreement (each, a “Lien Release Letter” and collectively, the “Lien Release Letters”) which Lien Release Letters shall provide that all Liens securing each such Company Credit Agreement relating to the Purchased Assets to be transferred on the Closing Date or such Subsequent Closing Date, as applicable, shall be automatically released and terminated upon the consummation of the sale of such Purchased Assets to be so transferred on the applicable date in accordance with the terms hereof from time to time without further action by any person (it being understood and agreed that (i) none of the Lien Release Letters or any such amendments or filings will impair or otherwise impact Liens on any assets other than the Purchased Assets subject to such sale on the applicable date, (ii) no Lien Release Letter shall be required with respect to such sale if any of the Company Credit Agreements has been terminated prior to such sale (to the extent such termination results in a release of all Liens securing such Company Credit Agreement) and (iii) the Company shall use commercially reasonable efforts to (x) include in each such Lien Release Letter express authorizations by the relevant agent for the Company or it designee (including, without limitation, Parent and its subsidiaries) to file applicable UCC-3 amendments and other lien release filings and (y) if such authorization is received, at the request of Parent, file such UCC-3 amendments and other lien release filings in consultation with Parent).

(c) Parent shall, promptly upon written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs, fees and expenses (including attorneys’ fees and expenses) to the extent such costs, fees and expenses are incurred by the Company, its subsidiaries or their respective Representatives in connection with any such party complying with the obligations under this Section 6.19, and Parent shall indemnify and hold harmless the Company, its subsidiaries and their respective Representatives from and against any and all losses, damages, claims, interest, awards, judgments, penalties, costs or expenses suffered or incurred by them to the extent such losses, damages, claims, interest, awards, judgments, penalties, costs or expenses arose out of the actions taken by the Company, its subsidiaries or their respective Representatives pursuant to this Section 6.19 (other than information provided by the Company, its subsidiaries or Representatives in writing for express use therein), except in the event such losses, damages, claims, interest, awards, judgments, penalties, costs or expenses are determined by a final non-appealable judgment of a court of competent jurisdiction to have arisen out of or resulted from the gross negligence or willful misconduct of the Company, any of its subsidiaries or any of their respective Representatives.

SECTION 6.20 Commercial Assistance. After the date hereof until the expiration of the term of the Transition Services Agreement, the Company shall, and shall cause the Company’s Affiliates to, provide to Purchaser Sub, and shall use commercially reasonable efforts to cause its and their respective representatives to provide to Purchaser Sub, all commercially reasonable cooperation and assistance reasonably requested by Purchaser Sub in connection with Purchaser Sub’s negotiation and execution of the license agreements set forth on Section 6.20 of the Company Disclosure Schedules and the negotiation and execution of license agreements for the third-party software and information technology systems set forth on Section 1.2(n) of the Company Disclosure Schedules, and agrees not to enforce any exclusivity covenants with respect to the proposed counterparties to such agreements.

SECTION 6.21 RediClinic. With respect to any RediClinic in-store clinics that are located in an Acquired Store as of the date of this Agreement, at Parent’s election, (i) the Company shall use reasonable best efforts to, promptly following Parent’s request, cause such clinic to be closed and the space occupied by such clinic to be vacated and made available for other use, and upon consultation with Parent, cause such space to be utilized for other reasonable use consistent with the ordinary course of the Company’s business or (ii) the Company shall use reasonable best efforts to continue to operate such clinic during the applicable transition period pursuant to the Transition Services Agreement with respect to such Acquired Store, or such portion thereof as Parent may request. All costs and expenses incurred by the Company in connection with the actions contemplated by clause (i) of the previous sentence shall be borne by the Company, including costs and expenses relating to equipment removal, employee severance, and any consent or termination payments or penalties, provided that Parent shall bear any costs and expenses relating to re-merchandizing the space occupied by such clinics and signage changes. The Company shall not open or permit to be opened any RediClinic in-store clinics in any Acquired Store that is not located in such Acquired Store as of the date of this Agreement, unless the process to open such clinic has begun prior to the date hereof.

SECTION 6.22 Acquired Leases. At Closing, Parent shall reimburse the Company for any cash or other collateral posted by the Company or its Affiliates resulting from renewing, extending, amending or supplementing any Acquired Lease for any period after the Closing, and each Party shall reimburse the other Party in accordance with Section 2.2(e) for any payments by a Party in connection with any actions such Party takes with respect to obtaining any consents to assign the Acquired Leases. Parent shall guarantee any Acquired Lease as required pursuant to Section 6.2(a) hereof.

SECTION 6.23 Duplicate IT System. The Company shall use commercially reasonable efforts to complete the development and establishment of the Duplicate IT System and use commercially reasonable efforts to cause the Duplicate IT System to be operational in a manner consistent with the operation of the Company’s comparable information technology system consistent with past practice, in each case subject to the exceptions set forth on Section 6.23 of the Company Disclosure Schedules, as soon as reasonably practicable after the date hereof. Representatives of the Company shall test the Duplicate IT System prior to the Closing Date utilizing customary testing procedures, which procedures shall be presented to Purchaser Sub in writing as soon as reasonably practicable after the date hereof (the “Developed Testing Procedures”). The Company shall provide representatives of Purchaser Sub a reasonable opportunity to be present during such testing and to see the results of such testing.

SECTION 6.24 Wellness+ Tier Status. Parent and Purchaser Sub shall maintain the “tier status” of all participants in the Wellness+ program in all Acquired Stores from the Closing or Subsequent Closing, as applicable, until the time that such Acquired Store transitions off the “Rite Aid” banner and onto the “Walgreens” banner.

SECTION 6.25 1199SEIU Arbitration. Following the Closing Date, notwithstanding anything in Section 9.3 to the contrary, the Company shall allow Parent a reasonable opportunity to participate in the defense of the Company’s outstanding arbitration initiated by 1199SEIU by a demand letter dated October 14, 2016 with its own counsel and at its own expense. With respect to any new or replacement counsel, contractors and consultants of the Company hired after the Closing for purposes of defending, supporting or advising in connection with such arbitration, the Company shall select counsel, contractors and consultants of recognized standing and competence after consultation with Parent, and the Company shall take all steps reasonably necessary in the defense or settlement of such arbitration. Parent shall, and shall cause its Affiliates and Representatives to, cooperate reasonably with the Company in the defense of such arbitration. The Company shall be authorized to consent to a compromise or settlement of such arbitration in full; provided, however, that, unless such compromise or settlement provides for no relief other than the payment of monetary damages by the Company or its Affiliates in an amount not to exceed the amount set forth on Section 6.25 of the Company Disclosure Schedules and makes no admission, the Company shall give Parent advance notice of any proposed compromise or settlement and in no event shall the Company compromise or settle such arbitration without the prior written consent of Parent.

SECTION 6.26 Insurance Coverage. To the extent that (i) any insurance policies issued for the benefit of the Company or its Affiliates (the “Company’s Insurance Policies”) cover any Loss, Liability, claim, damage or expense relating to the Purchased Assets and relating to or arising out of occurrences on or prior to the Closing (or such Subsequent Closing or the Distribution Center Closing, as applicable) (“Pre-Closing Matters”) and (ii) the Company’s Insurance Policies continue after the Closing (or such Subsequent Closing or the Distribution Center Closing, as applicable) to permit claims to be made thereunder with respect to Pre-Closing Matters, the Company shall cooperate and cause its Affiliates to cooperate with Parent in submitting claims with respect to Pre-Closing Matters on behalf of Parent under the Company’s Insurance Policies; provided, that if such a claim in respect of a Pre-Closing Matter is rejected under the Company’s Insurance Policies, at the reasonable request and sole cost of Parent, the Company shall use commercially reasonable efforts to commence litigation to enforce such claim and that Parent shall reimburse, indemnify and hold the Company harmless from all liabilities, costs and expenses actually incurred by the Company or its Subsidiaries as a result of such claims made under the Company’s Insurance Policies and provided, further, that Parent shall not make any such claims if, and to the extent that, such claims are covered by insurance policies held by Parent or its Affiliates. The Company shall, with respect to any claim arising from an Assumed Liability that is covered or potentially covered the Company’s Insurance Policies, (i) report such claim to the appropriate insurer as promptly as practicable after such claim is reported to the Company, and (ii) instruct that any proceeds of such insurance policy are paid directly to Parent, the attorneys handling the defense of such claim and/or, where applicable, to the claimant as a result of any judgment or settlement, rather than to the Company or its Affiliates; provided, that Parent shall notify the Company promptly of any such claim or potential claim and shall reasonably cooperate in the investigation and pursuit of any such claim or potential claim. The Company shall not release, commute, buy-back, or otherwise eliminate the coverage available to any of the Purchased Assets under any occurrence based policy with respect to Pre-Closing Matters.

SECTION 6.27 Restructuring. Prior to the Closing, the Company shall (i) realign the Acquired Stores to districts to be provided by the Purchaser and (ii) assign district leadership teams to positions as directed by the Purchaser, which could be a special assignment designation, provided that Purchaser shall conduct all employee interviews and make all Purchaser district leadership team selections.

SECTION 6.28 Closed Stores. The Acquired Stores set forth on Section 5.1(iii) of the Company Disclosure Schedules may, at Seller’s election, be closed down prior to the Closing. If any such Acquired Store is closed, the Purchase Price shall be reduced as set forth on Section 2.2 of the Company Disclosure Schedules (and the amounts payable pursuant to Section 2.7 shall be reduced accordingly).

SECTION 6.29 Termination Fee. The Parties acknowledge that, in accordance with Section 8.2(b)(iv) of the Agreement and Plan of Merger, dated as of October 17, 2015, by and among the Company, Parent and Victoria Merger Sub, Inc., as amended by Amendment No. 1 thereto, dated as of January 29, 2017 (the “Merger Agreement”), prior to the date of this Agreement, Parent has paid the Company a termination fee in the amount of $325 million.

ARTICLE VII

CONDITIONS TO CLOSING

SECTION 7.1 Conditions to Obligations of Each Party to Complete the Sale. The respective obligations of each Party to complete the sale of the Purchased Assets and the other transactions contemplated by this Agreement shall be subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by the Company and Parent) at or prior to the Closing of the following conditions:

(a) No Legal Restraints. No Law or injunction (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any Governmental Entity of competent jurisdiction (collectively, the “Legal Restraints”) that prevents, makes illegal, prohibits, restrains or enjoins the sale of the Purchased Assets or the other transactions contemplated by this Agreement; and

(b) Antitrust Consents. The waiting period (and any extension thereof) applicable to the sale of the Purchased Assets and the other transactions contemplated by this Agreement under the HSR Act shall have expired or been earlier terminated (the “Antitrust Approval”).

SECTION 7.2 Conditions to Obligations of Parent and Purchaser Sub. The obligations of Parent and Purchaser Sub to complete the sale of the Purchased Assets and the other transactions contemplated by this Agreement shall be further subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by Parent) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in the first sentence of Section 3.1 (Organization and Qualification), Section 3.2 (Authority), Section 3.6 (Absence of Certain Changes and Events) and Section 3.15 (Brokers) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), and (ii) the representations and warranties of the Company set forth in this Agreement (other than those identified in clause (i)) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 7.2(a)(ii) shall be deemed to have been satisfied unless the failure of such representations and warranties of the Company to be so true and correct (without giving effect to any “Material Adverse Effect,” “materiality” or similar qualifications contained therein) has had or would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects each of the obligations, and complied in all material respects with each of the agreements and covenants, required to be performed by, or complied with by, it under this Agreement at or prior to the Closing;

(c) Certificate. Parent shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of the Company, certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(d) have been satisfied;

(d) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect;

(e) Duplicate IT System. Solely with respect to the obligations of Parent and Purchaser Sub to complete the Closing, the Company shall have (i) tested the Duplicate IT System with respect to the Acquired Stores to be transferred at the Closing using the Developed

Testing Procedures and (ii) based upon such test certified to Purchaser Sub as to the operational readiness of the Duplicate IT System by having delivered to Purchaser Sub an Operational Duplicate IT System Certificate and solely with respect to the obligations of Parent and Purchaser Sub to complete the first Subsequent Closing, Parent shall have had a reasonable opportunity to test the operational readiness of the Duplicate IT System with respect to the Acquired Stores transferred at the Closing using the Developed Testing Procedures and shall have reasonably determined that the results of such test were consistent with the Operational Duplicate IT System Certificate;

(f) Third Party Consents. The consents set forth on Section 7.2(f) of the Company Disclosure Schedules shall have been obtained; and

(g) Ancillary Agreements. The Company shall have executed and delivered to Parent all of the Ancillary Agreements to be executed and delivered by the Company at Closing.

SECTION 7.3 Conditions to Obligations of the Company. The obligation of the Company to complete the sale of the Purchased Assets and the other transactions contemplated by this Agreement shall be further subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by the Company) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Purchaser Sub set forth in the first sentence of Section 4.1 (Organization) and Section 4.2 (Authority) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), and (ii) the representations and warranties of Parent and Purchaser Sub set forth in this Agreement (other than those identified in clause (i)) shall be true and correct, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 7.3(a)(ii) shall be deemed to have been satisfied unless the failure of any such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to prevent, materially impair or have a material adverse effect on the ability of Parent or Purchaser Sub to complete the transactions contemplated by this Agreement;

(b) Performance of Obligations of Parent and Purchaser Sub. Each of Parent and Purchaser Sub shall have performed in all material respects each of the obligations, and complied in all material respects with each of the agreements and covenants, required to be performed by, or complied with by, it under this Agreement at or prior to the Closing; and

(c) Certificate. The Company shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of Parent, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

(d) Ancillary Agreements. Parent and Purchaser Sub shall have executed and delivered to the Company all of the Ancillary Agreements to be executed and delivered by Parent and Purchaser Sub at Closing.

ARTICLE VIII

TERMINATION

SECTION 8.1 Termination. This Agreement may be terminated and the sale of the Purchased Assets and the other transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:

(a) by mutual written consent of Parent and the Company;

(b) by Parent or the Company if any court of competent jurisdiction or other Governmental Entity shall have issued a Legal Restraint that prevents, makes illegal, prohibits, restrains or enjoins the completion of the sale of the Purchased Assets and the other transactions contemplated by this Agreement and such Legal Restraint is or shall have become final and nonappealable; provided, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to a Party whose breach of this Agreement was the primary cause of, or primarily resulted in, the issuance of such Legal Restraint;

(c) by either Parent or the Company if the Closing shall not have occurred on or before the date that is six (6) months from the date of this Agreement (the “End Date”); provided, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to a Party whose breach of this Agreement was the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before the End Date; provided, further, that if on the End Date all of the conditions set forth in Section 7.1, Section 7.2 and Section 7.3 have been satisfied (or, with respect to the conditions that by their terms must be satisfied at the Closing, would have been so satisfied if the Closing would have occurred) or remain capable of being satisfied but any of the conditions set forth in Section 7.1(a) (but only if the Legal Restraint causing such condition not to be satisfied is issued under or pursuant to any Antitrust Law) and/or Section 7.1(b) has not been satisfied, then (x) in the event that any Governmental Entity brings an action seeking to preliminarily enjoin the transactions contemplated by this Agreement, then the End Date will automatically be extended until ten (10) Business Days after the date on which a decision is rendered by such U.S. Federal District Court on whether to issue a preliminary injunction of any transaction contemplated by this Agreement, provided that each Party shall have complied in all material respects with its obligations to make the HSR Filing and to certify substantial compliance with any Second Request, as applicable, in accordance with the terms of Section 6.2 hereof, and provided, further, that the pendency of any administrative litigation that may be pending under Part 3 of the FTC’s rules of practice to challenge the transactions contemplated by this Agreement shall not be relevant or considered for purposes of this Section 8.1(c) and (y) Parent and the Company may mutually agree to extend the End Date to a date to be determined at such time (in the case of any such extension pursuant to clause (x) or (y), the End Date shall be deemed for all purpose to be such later date);

(d) by written notice of the Company if there shall have been a breach of any (i) representation or warranty or (ii) covenant or agreement on the part of Parent or Purchaser Sub contained in this Agreement, or any such representation or warranty shall have become inaccurate, such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied, and such breach or inaccuracy has not been cured within thirty (30) days after the receipt of notice thereof or such breach or inaccuracy is not reasonably capable of being cured within such period; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if the Company is then in material breach of any of its covenants or agreements contained in this Agreement;

(e) by written notice of Parent if there shall have been a breach of any (i) representation or warranty or (ii) covenant or agreement on the part of the Company contained in this Agreement, or any such representation or warranty shall have become inaccurate, such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied, and such breach or inaccuracy has not been cured within thirty (30) days after the receipt of notice thereof or such breach or inaccuracy is not reasonably capable of being cured within such period; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(e) if Parent or Purchaser Sub is then in material breach of any of its covenants or agreements contained in this Agreement; or

(f) by written notice of Parent (i) within five (5) Business Days following the delivery of a Company Notice pursuant to Section 6.1 (which notice by Parent may, at Parent’s election, be contingent upon the execution by the Company of the Alternative Acquisition Agreement referenced in the applicable Company Notice within a specified period of time) or (ii) if the Company fails to deliver a Company Notice pursuant to Section 6.1, within five (5) Business Days following the execution by the Company of an Alternative Acquisition Agreement.

SECTION 8.2 Effect of Termination.

(a) In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party hereto, except as provided in Section 6.6(c), Section 6.7, this Section 8.2, Section 8.3 and Article X, which shall survive such termination; provided, however, that nothing herein shall relieve any Party hereto of any liability for damages resulting from a Willful Breach prior to such termination by any Party hereto (which the Parties acknowledge and agree shall be determined by a court of competent jurisdiction in accordance with Section 10.14 applying the governing Law in accordance with Section 10.9), in which case the aggrieved Party shall be entitled to all rights and remedies available at law or equity. Notwithstanding anything contained in this Agreement to the contrary, Parent expressly acknowledges and agrees that Parent’s and Purchaser Sub’s obligations hereunder are not conditioned in any manner upon Parent or Purchaser Sub obtaining any financing. The failure, for any reason, of Parent or Purchaser Sub to complete the transactions contemplated by this Agreement on the date that the Closing is required to occur pursuant to Section 2.1 hereof shall constitute a Willful Breach of this Agreement by Parent and Purchaser Sub. The Parties acknowledge and agree that (i) nothing in this Section 8.2 shall be deemed to affect their right to specific performance under Section 10.13 and (ii) no termination of this Agreement shall affect the obligations of the Parties contained in the Confidentiality Agreement and Letter Agreement.

(b) In the event that this Agreement is terminated by Parent or the Company, as applicable, pursuant to (x) Section 8.1(b) and the applicable Legal Restraint giving rise to such termination right is issued under or pursuant to any Antitrust Law, (y) Section 8.1(c), and, in either case of clause (x) or (y), on the termination date the only conditions to closing set forth in Section 7.1 or Section 7.2 that have not been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, which conditions would be capable of being satisfied at the Closing if the Closing Date were on the termination date) are the conditions set forth in Section 7.1(a) (but only if the applicable Legal Restraint causing such condition not to be satisfied is issued under or pursuant to any Antitrust Law) and/or Section 7.1(b), then the Company shall promptly provide to Parent a statement of its Transaction Expenses, including copies of invoices from third party advisors in respect of such Transaction Expenses, and Parent shall pay, or cause to be paid, the amount of the Company’s Transaction Expenses, up to a maximum amount of $25 million (the “Expense Reimbursement”), to the Company (or its designee) by wire transfer of immediately available funds to the account designated by the Company, as promptly as reasonably practicable following receipt of such statement (and, in any event, within three (3) Business Days).

(c) Each of the Company, Parent and Purchaser Sub acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if Parent fails to promptly pay, or cause to be paid, any amount due pursuant to this Section 8.2, and the Company commences a Proceeding that results in a judgment against Parent for the amount set forth in this Section 8.2 or a portion thereof, Parent shall pay, or cause to be paid, to the Company all fees, costs and expenses of enforcement (including attorney’s fees as well as expenses incurred in connection with any such action), together with interest on such amount or such portion thereof at the prime lending rate as published in the Wall Street Journal, in effect on the date such payment is required to be made.

SECTION 8.3 Expenses. Each Party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby, except as provided in Section 2.2(e) and Section 8.2.

ARTICLE IX

INDEMNIFICATION

SECTION 9.1 Indemnification by the Company. From and after the Closing (with respect to the Acquired Stores to be transferred on the Closing Date) and each Subsequent Closing (with respect to the Acquired Stores to be transferred on such Subsequent Closing Date), and subject to Section 9.3, Section 9.5, Section 9.6, Section 9.7, Section 9.8 and Section 10.1, the Company shall indemnify, defend and hold harmless Parent, Purchaser Sub and their respective Affiliates and Representatives (collectively, the “Parent Indemnified Parties”) against, and reimburse any Parent Indemnified Party for, all Losses that such Parent Indemnified Party may suffer or incur, or become subject to, as a result of (i) any breach of any warranty or the inaccuracy of any representation contained in the Company Fundamental Representations as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date, any Subsequent Closing Date or the Distribution Center Closing Date (except that for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of such representation or warranty will be determined with reference to such specified date), (ii) the matters set forth in Section 2.2(e) and Section 6.4 with respect to which the Company may be obligated to provide indemnification thereunder or (iii) any Excluded Liability.

SECTION 9.2 Indemnification by Parent. From and after the Closing (with respect to the Acquired Stores to be transferred on the Closing Date) and each Subsequent Closing (with respect to the Acquired Stores to be transferred on such Subsequent Closing Date), and subject to Section 9.3, Section 9.5, Section 9.6, Section 9.8 and Section 10.1, Parent shall indemnify, defend and hold harmless the Company and its Affiliates (collectively, the “Company Indemnified Parties”) against, and reimburse any Company Indemnified Party for, all Losses that such Company Indemnified Party may suffer or incur, or become subject to, as a result of (i) any breach of any warranty or the inaccuracy of any representation contained in the Parent Fundamental Representations as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date, any Subsequent Closing Date or the Distribution Center Closing Date (except that for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of such representation or warranty will be determined with reference to such specified date), (ii) any Assumed Liability or (iii) the matters set forth in Section 2.2(e), Section 6.4, and Section 6.14 with respect to which Parent may be obligated to provide indemnification thereunder.

SECTION 9.3 Notification of Claims.

(a) A Person that may be entitled to be indemnified under this Article IX (the “Indemnified Party”) shall promptly notify the party or parties liable for such indemnification (the “Indemnifying Party”) in writing of any pending or threatened claim, demand or circumstance that the Indemnified Party has determined has given or would reasonably be expected to give rise to a right of indemnification under this Agreement (including a pending or threatened claim or demand asserted by a third party against the Indemnified Party, such claim being a “Third Party Claim”), describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim, demand or circumstance; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article IX except to the extent the Indemnifying Party is prejudiced by such failure.

(b) Upon receipt of a notice of a claim for indemnity from an Indemnified Party pursuant to Section 9.3(a), with respect to any Third Party Claim, the Indemnifying Party shall have the right (but not the obligation) to assume the defense and control of any Third Party Claim and, in the event that the Indemnifying Party assumes the defense and control of such claim, it shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third Party Claim with its own counsel and at its own expense; provided, further, that notwithstanding the foregoing, the Indemnifying Party shall only be entitled to direct the defense (i) for so long as the Indemnifying Party conducts the defense in an active and diligent manner, (ii) if the Third Party Claim is not in respect of any matter involving potential criminal liability and does not seek as a remedy the imposition of an equitable remedy that, if granted, would be binding upon the Indemnified Party or any of its Affiliates, (iii) if the Indemnified Party does not have available to it one or more defenses or counterclaims that are inconsistent with one or more defenses or counterclaims that may be alleged by the Indemnifying Party and (iv) with respect to any matter if the Indemnified Party shall not have been advised by outside counsel that there would be an actual conflict of interest between the Indemnifying Party and the Indemnified Party with respect to such matter. The party that shall control the defense of any such Third Party Claim (the “Controlling Party”) shall select counsel, contractors and consultants of recognized standing and competence after consultation with the other party and shall take all steps reasonably necessary in the defense or settlement of such Third Party Claim; provided, further, that (without limiting the Indemnified Party’s ability to assume control of the defense of such Third Party Claim at the Indemnifying Party’s expense pursuant to the proviso of the immediately preceding sentence) the Indemnified Party shall have the right to employ counsel to represent it, at the Indemnifying Party’s expense, if either (A) the Indemnified Party has available to it one or more defenses or counterclaims that are inconsistent with one or more defenses or counterclaims that may be alleged by the Indemnifying Party or (B) there is a conflict of interest between the Indemnifying Party and the Indemnified Party.

(c) The Company or Parent, as the case may be, shall, and shall cause each of its Affiliates and Representatives to, cooperate fully with the Controlling Party in the defense of any Third Party Claim. The Indemnifying Party shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Third Party Claim, without the consent of any Indemnified Party; provided, however, that the Indemnifying Party shall give the Indemnified Party advance notice of any proposed compromise or settlement and in no event shall the Indemnifying Party compromise or settle any Third Party Claim without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, unless such compromise or settlement unless such compromise or settlement (i) provides for no relief other than the payment of monetary damages borne solely by the Indemnifying Party, (ii) does not include any admission of wrongdoing or violation of Law on the part of the Indemnified Party or its Affiliates and (iii) includes, as a condition of any settlement or other resolution, a complete release of any Indemnified Party potentially affected by such Third Party Claim.

(d) If any Indemnifying Party receives a notice of a claim for indemnity from an Indemnified Party pursuant to Section 9.3(a) that does not involve a Third Party Claim, the Indemnifying Party shall notify the Indemnified Party within thirty (30) days following its receipt of such notice if the Indemnifying Party disputes its liability to the Indemnified Party under this Article IX. If the Indemnifying Party does not so notify the Indemnified Party, the claim specified by the Indemnified Party in such notice shall be conclusively deemed to be a Liability of the Indemnifying Party under this Article IX, and the Indemnifying Party shall pay the amount of such Liability to the Indemnified Party on demand or, in the case of any notice in which the amount of the claim (or any portion of the claim) is estimated, on such later date when the amount of such claim (or such portion of such claim) becomes finally determined. If the Indemnifying Party has timely disputed its liability with respect to such claim as provided above, the Indemnifying Party and the Indemnified Party shall resolve such dispute in accordance with Section 10.9 and Section 10.14.

SECTION 9.4 Exclusive Remedies. No Person who is not a Party to this Agreement or the Ancillary Agreements, including any past, present or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney or representative of, and any financial advisor or lender to, any Party hereto or any director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney or representative of, and any financial advisor or lender to, any of the foregoing shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, Liabilities or causes of action arising under, out of, in connection with, or related in any manner to this Agreement or the Ancillary Agreements or based on, in respect of, or by reason of this Agreement or the Ancillary Agreements or its or their negotiation, execution, performance, or breach; and, to the maximum extent permitted by law, each Party hereto hereby waives and releases all such claims, Liabilities and causes of action against any such Persons.

SECTION 9.5 Additional Indemnification Provisions.

(a) The Indemnifying Parties waive all rights of subrogation with respect to any indemnification payments made by them and shall not be entitled to any rights of subrogation with respect to claims of the Indemnified Party with respect to such Losses and with respect to the claim giving rise to such Losses.

(b) Parent and the Company agree that, for purposes of computing the amount of any indemnification payment under this Article IX, any such indemnification payment shall be treated as an adjustment to the Purchase Price for all Tax purposes, to the extent permitted by applicable Law.

(c) All Losses for which any Indemnified Party would otherwise be entitled to indemnification under this Article IX shall be reduced by the amount of any Tax benefits actually realized (determined on a with-and-without basis) by the Indemnified Party in the taxable year in which such indemnification payment is made in respect of any Losses incurred by such Indemnified Party. In the event that any such Tax benefits are realized by an Indemnified Party subsequent to receipt by such Indemnified Party of any indemnification payment hereunder in respect of the claims to which such Tax benefits relate, appropriate refunds shall be made promptly by the relevant Indemnified Parties of all or the relevant portion of such indemnification payment

(d) With respect to each indemnification obligation contained in this Article IX all Losses shall be net of any third-party insurance proceeds that have been recovered or are recoverable by the Indemnified Party in connection with the facts giving rise to the right of indemnification.

SECTION 9.6 Mitigation. Each of the Parties shall, and shall cause its applicable Affiliates and Representatives to, take all reasonable steps to mitigate their respective Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses that are indemnifiable hereunder.

SECTION 9.7 Third Party Remedies. If any Parent Indemnified Party is at any time entitled (whether by reason of a contractual right, a right to take or bring a Proceeding, availability of insurance or a right to require a payment discount or otherwise) to recover from another Person any amount in respect of any matter giving rise to a Loss (whether before or after the Company has made a payment to an Parent Indemnified Party hereunder and in respect thereof), Parent shall (and shall cause its applicable Affiliate to) (i) promptly notify the Company and provide such information as the Company may require relating to such right of recovery and the steps taken or to be taken by Parent in connection therewith, (ii) if so required by the Company (subject to Parent being indemnified to its reasonable satisfaction by the Company against all reasonable out-of-pocket costs and expenses incurred by Parent in respect thereof) and before being entitled to recover any amount from the Company under this Agreement, first take all steps (whether by making a claim against its insurers, commencement of a Proceeding or otherwise) as the Company may reasonably require to pursue such recovery and (iii) keep the Company fully informed of the progress of any action taken in respect thereof. Thereafter, any claim against the Company shall be limited (in addition to the limitations on the liability of the Company referred to in this Agreement) to the amount by which the Losses suffered by Parent Indemnified Party exceed the amounts so recovered by Parent Indemnified Party or any Affiliate of Parent. If Parent Indemnified Parties recover any amounts in respect of Losses from any third party at any time after the Company has paid all or a portion of such Losses to Parent Indemnified Parties pursuant to the provisions of this Article IX, Parent shall, or shall cause such Parent Indemnified Parties to, promptly (and in any event within two (2) Business Days of receipt) pay over to the Company the amount so received (to the extent previously paid by the Company).

SECTION 9.8 Limitation on Liability. Except to the extent awarded to any third party in connection with a Third Party Claim, in no event shall any Party have any liability to the other (including under this Article IX), whether in contract, tort or otherwise, for any (i) punitive, exemplary, incidental, special, treble, consequential or indirect damages or (ii) the loss of anticipated or future business or profits, income or revenue, loss of reputation, opportunity cost damages or diminution in value (and, in particular, no “multiple of profits” or “multiple of cash flow” or similar valuation methodology shall be used in calculating the amount of any liability hereunder), in either case whether or not the possibility of such damages has been disclosed to any Party in advance or could have been reasonably foreseen.

ARTICLE X

GENERAL PROVISIONS

SECTION 10.1 Survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Closing, except for (a) representations and warranties made in Section 3.1, Section 3.2, Section 3.15 and Section 3.17 (the “Company Fundamental Representations”) and in Section 4.1 and Section 4.2 (the “Parent Fundamental Representations”), which shall survive until the expiration of the statute of limitations applicable to the matters related thereto, (b) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after such date or after the termination of this Agreement (in the event of a termination of this Agreement pursuant to its terms), which shall survive in accordance with their respective terms, and (c)

those contained in Article IX and this Article X. For the avoidance of doubt, except as expressly set forth in Article IX, Parent and Purchaser Sub shall have no right to (and Parent and Purchaser Sub agree not to) seek indemnification or make any claim or bring any Proceeding with respect to any breach of representations, warranties, covenants or agreements contained herein.

SECTION 10.2 Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Closing, the Parties (by action of their respective boards of directors) may modify, amend or supplement this Agreement only by written agreement, executed and delivered by duly authorized officers of the respective Parties; provided, however, that notwithstanding anything to the contrary contained herein, this Section 10.2, Section 10.8, Section 10.14, Section 10.15 and Section 10.16, shall not be amended, modified, supplemented or waived, and no consent shall be given thereunder, in each case in any manner that is materially adverse to the interests of the Financing Sources without their prior written consent. No consent from any Indemnified Party under Article IX (other than the Parties) shall be required in order to amend this Agreement.

SECTION 10.3 Waiver. At any time prior to the Closing, any Party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and, (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby and specifically referencing this Agreement. The failure of any Party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

SECTION 10.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given by delivery in person, by facsimile or by email, by registered or certified mail (with postage prepaid, return receipt requested) or by a nationally recognized courier service (with signed confirmation of receipt) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a)	if to the Company:

Rite Aid Corporation

30 Hunter Lane

Camp Hill, PA 17011

Attention:	James J. Comitale
Facsimile:	(717) 760-7867
Email:	jcomitale@riteaid.com

with an additional copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

Attention:	Paul T. Schnell
Marie L. Gibson
Facsimile:	(212) 735-2000
Email:	paul.schnell@skadden.com
marie.gibson@skadden.com

(b)	if to Parent or Purchaser Sub:

Walgreens Boots Alliance, Inc.

108 Wilmot Road

Deerfield, IL 60015

Attention:	Marco Pagni
Facsimile:	(847) 315-8570
Email:	marco.pagni@wba.com

with an additional copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention:	Mario A. Ponce
Facsimile:	(212) 455-2502
Email:	mponce@stblaw.com

and

Simpson Thacher & Bartlett LLP

600 Travis Street, Suite 5400

Houston, TX 77002

Attention:	Christopher R. May
Facsimile:	(713) 821-5602
Email:	cmay@stblaw.com

Any such notification shall be deemed delivered (i) upon receipt, if delivered personally, (ii) on the next Business Day, if sent by nationally recognized courier service for next Business Day delivery, or (iii) the Business Day received, if sent by facsimile, email or any other permitted method (provided, that any notice received by facsimile transmission, email or otherwise at the addressee’s location on any non-Business Day or any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day).

SECTION 10.5 Certain Definitions. For purposes of this Agreement, the term:

(a) “1199SEIU CBA” means the Memorandum of Agreement, by and among Rite Aid of New York, Inc., Rite Aid of New Jersey, Inc., Eckerd Corporation, Genovese Drug Stores, Inc., Thrift Drug, Inc. and 1199SEIU, dated October 30, 2009 to April 18, 2015, extended by the Extension Agreement, by and between Rite Aid of New York, Inc. and 1199SEIU, dated May 5, 2015 and amended by the Memorandum of Agreement, by and between Rite Aid of New York, Inc. and 1199SEIU, dated September 11, 2016, and any additional extensions, amendments or other agreements modifying or relating thereto;

(b) “Acquired Stores” means the stores located at the Leased Real Property and Company Owned Real Property;

(c) “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person;

(d) “Aggregate Inventory Amount” means the sum of the Inventory Amount as determined with respect to the Acquired Stores to be transferred at the Closing plus the Inventory Amount as determined with respect to the Acquired Stores to be transferred at each Subsequent Closing;

(e) “Ancillary Agreements” means the Bill of Sale, Assignment and Assumption Agreement, the Transition Services Agreement, the Transitional Trademark License Agreement and the Supply Agreement;

(f) “Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914 and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition;

(g) “Book to Physical Adjustment Ratio” means the Inventory Amount with respect to the Sampled Locations with respect to the Closing or the applicable Subsequent Closing, divided by the aggregate Reported Inventory Value with respect to such Sampled Locations;

(h) “Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in the United States in the City of New York, New York;

(i) “Business Employee” means any employee of the Company or its subsidiaries, other than an Excluded Employee, who (i) provides services exclusively related to the Acquired Stores or the Distribution Centers, including those employed at a regional or district office of the Company or its subsidiaries, (ii) is a retail operations or pharmacy field district leader or a field district support team member, serving in a function related to asset protection, human resources or administration in one or more districts, with respect to whom Acquired Stores comprise 35% or more of the total stores assigned to such leader or team member, (iii) is a floater pharmacist across one or more districts, with respect to whom Acquired Stores comprise 50% of more of the total stores assigned to such floater pharmacist, or (iv) is a Choice Employee who Purchaser Sub determines, in its sole discretion, to make an offer of employment;

(j) “Company Credit Agreements” means, collectively, (i) the Amended and Restated Credit Agreement, dated as of June 27, 2001, as amended and restated as of January 13, 2015, among the Company, the lenders from time to time party thereto and Citicorp North America, Inc., as administrative agent and collateral agent, (ii) the Credit Agreement, dated as of February 21, 2013, among the Company, the lenders from time to time party thereto and Citicorp North America, Inc., as administrative agent and collateral agent and (iii) the Credit Agreement, dated as of June 21, 2013, among the Company, the lenders from time to time party thereto and Citicorp North America, Inc., as administrative agent and collateral agent, in each case, as amended, restated, amended and restated, supplemented or otherwise modified from time to time;

(k) “Company Expenses” means any expenses, costs or fees incurred by the Company in connection with the transactions contemplated by this Agreement, including (i) any amount owed to legal counsel, accountants, brokers, financial advisors and any other agents, advisors, consultants and experts employed or engaged by the Company, (ii) broker fees, if any, and (iii) change in control payments, bonus payments, retention bonuses or similar payment made or required to be made to any current or former stockholder, officer, director or employee of the Company (either because of the transactions contemplated by this Agreement alone or in connection with any other event), in each case other than any expenses, costs or fees paid to the Company for transition services rendered pursuant to the Transition Services Agreement;

(l) “Contract” means any legally binding note, bond, mortgage, indenture, contract, agreement, lease, license, Permit or other instrument, obligation or arrangement;

(m) “control” (including the terms “controlling”, “controlled”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

(n) “Copyrights” means United States and non-U.S. copyrightable works and copyrights in works of authorship of any type, including mask works, registrations and applications for registration thereof throughout the world; all rights therein provided by international treaties and conventions, all moral and common law rights thereto; and all other rights associated therewith, whether registered or unregistered;

(o) “Debt Financing” means the proceeds of any debt financing intended to be used by Parent to pay all or a portion of the Purchase Price payable pursuant to this Agreement as of any date;

(p) “Distribution Center Inventory Amount” means (x) the Retail Inventory Value of the Inventory at the Distribution Centers to be transferred at the Distribution Center Closing less any Inventory thereat that is damaged, obsolete or unsalable as determined in a manner consistent with the Company’s historical valuation practices multiplied by (y) the acquisition cost per unit, as reflected in the books and records of the Company;

(q) “Distribution Centers” means the Company’s distribution centers located at (i) 500 Forbes Road, Dayville, CT, (ii) 8 Queen Anne Court, Langhorne, PA, (iii) 1 Geoffrey Drive, Fairless Hills, PA, (iv) Geoffrey Road & Kresge Road, Fairless Hills, PA, (v) 349 Lake Road, Dayville, CT and (vi) Flatwood Road & Bryant Road, Spartanburg, SC;

(r) “Domain Names” means URL addresses, domain names, Internet addresses, social media accounts and registrations pertaining thereto;

(s) “Duplicate IT System” means a separate logical partition (LPAR) within the Company’s mainframe that stores a duplicate copy of the Company’s prescription dispensing system as of Closing, which is commonly referred to as “NextGen”;

(t) “Equity Financing” means the issuance and sale by Parent of Parent Shares in an underwritten offering or a private placement, excluding the issuance of equity interests upon the exercise of employee and director stock options, to the extent the net cash proceeds thereof reduce, or are intended to reduce, the amount of the Debt Financing;

(u) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended;

(v) “ERISA Affiliate” means any trade or business, whether or not incorporated, that together with the Company would be deemed to be a single employer for purposes of Section 4001 of ERISA or Sections 414(b), (c), (m), (n) or (o) of the Code;

(w) “Excluded Employee” means any employee of the Company or its subsidiaries who was previously employed by Purchaser Sub or its affiliates and is ineligible for rehire by Purchaser Sub or its affiliates based on his or her termination code;

(x) “Extrapolated Inventory Value” means, with respect to the Acquired Stores to be transferred at the Closing or a Subsequent Closing (other than the Sampled Locations), the Reported Inventory Value for such Acquired Stores (other than the Sampled Locations) multiplied by the Book to Physical Adjustment Ratio;

(y) “Financing Sources” means any entities that have committed to provide or otherwise entered into agreements to provide the Debt Financing, including the banks party to any credit agreements or other related definitive agreements executed in connection therewith relating thereto, and the Affiliates and controlling persons of the foregoing, and their respective successors and assigns, but in any event excluding Parent and its Affiliates;

(z) “GAAP” means the U.S. generally accepted accounting principles set forth in the authoritative literature codified in the Financial Accounting Standards Board Accounting Standards Codification, in each case, as of the time of the relevant financial statements referred to herein;

(aa) “Government Program” means any state program for medical assistance administered under Title XIX of the Social Security Act, including managed Medicaid programs and programs operated pursuant to a waiver and other healthcare programs administered or funded by a Governmental Entity or contractor thereof;

(bb) “Governmental Entity” means any governmental, administrative, judicial or regulatory (including any stock exchange or other self-regulatory organization) authority, agency, commission, court, body, entity or authority, whether supranational, foreign or domestic, of one or more countries, nations, republics, federations or similar entities or any states, counties, parishes or municipalities, jurisdictions or other political subdivisions thereof;

(cc) “Governmental Filings” mean any consents, approvals, authorizations or Permits of, actions by, filings with or notifications to any Governmental Entity;

(dd) “Healthcare Laws” means any Law relating to the provision, administration, advertising, promotion, and/or payment for healthcare products or services, including, to the extent applicable: (i) any state licensure, credentialing, or certification requirement, including those limiting the scope of activities of persons acting without such license, credential or certification, (ii) any billing, coding, coverage, compliance, documentation, reporting or reimbursement Law applicable to the services provided by the Company or any of its subsidiaries, (iii) state and federal Laws governing the operation and administration of Medicare Parts A, B, C and D, Medicaid, Medicaid managed care, TRICARE, the Federal Employee Health Benefits Program and any other government-funded health care programs, (iv) any Law imposed on the claims made or promotional or marketing efforts undertaken by Company or any of its subsidiaries with respect to prescription drugs or controlled substances, (v) 42 U.S.C. § 1320a-7(b), 42 C.F.R. § 1001.952, commonly referred to as the “Federal Anti-Kickback Statute,” or any state anti-kickback prohibition, (vi) 42 U.S.C. § 1320a-7a(a)(5), 42 C.F.R. § 1003.101, commonly referred to as the “Beneficiary Inducement Law,” (vii) the HIPAA all-plan health care fraud prohibition, (viii) any Law governing the use, disclosure, privacy or security of personal or health information, including the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, and the regulations promulgated pursuant thereto and any state privacy laws (“HIPAA”), (ix) 42 U.S.C. § 1395nn, 42 C.F.R. § 411.351 et seq., commonly referred to as the “Stark Law,” or any state law affecting self-referrals, (x) 31 U.S.C. §§ 3729 et seq., commonly referred to as the “False Claims Act”, or any state law false claims prohibition, (xi) 42 U.S.C. §§ 1320a-7, 7a and 7b, commonly referred to as the “Federal Fraud Statutes,” (xii) 31 U.S.C. § 3801 et seq., commonly referred to as the “Federal Program Fraud Civil Remedies Act,” and 18 U.S.C. § 1347, commonly referred to as the “Federal Health Care Fraud Law,” (xiii) any state law provisions prohibiting insurance fraud, (xiv) any other federal or state Law relating to health care fraud and abuse, (xv) any Laws of the U.S. Food and Drug Administration, (xvi) all Laws administered by the Drug Enforcement Administration including 21 U.S.C. § 801 et. seq., commonly referred to as the “Controlled Substances Act” and any similar state Laws governing the prescribing or dispensing of controlled substances, (xvii) all Laws restricting the corporate practice of medicine or fee splitting by licensed healthcare professionals, (xviii) the Affordable Care Act, (xix) Laws relating to the practice of pharmacy, the operation of pharmacies, the wholesale distribution, dispensing, labeling, packaging, repackaging, advertising, adulteration or compounding of drug products or controlled substances, (xx) Laws relating to the provision of pharmacy benefit management, utilization review and healthcare discount card programs and services and (xxi) any and all binding rules, regulations or guidance implementing or issued pursuant to any of the above;

(ee) “Inactive Employees” means those Business Employees who, as of the Closing Date, are not actively at work including by reason of long-term disability, short-term disability or other continuous absence;

(ff) “Independent Accounting Firm” means KPMG;

(gg) “Intellectual Property” means all worldwide intellectual and industrial property and proprietary rights of any kind, including all rights in (i) Patents, (ii) Copyrights and copyrighted works (including Software), (iii) Trademarks, service marks, corporate, business and d/b/a names, logos, trade dress, Domain Names, social media identifiers and other indicators of source or origin and all associated goodwill, (iv) trade secrets, know-how, methods, processes and confidential information in any form or media, (v) Technology and (vi) registrations, applications, renewals, provisionals, continuations, continuations-in-part, divisionals, re-issues, re-examinations and foreign counterparts of any of the foregoing;

(hh) “Inventory” means all inventories owned by the Company, including (i) all pharmaceutical and non-pharmaceutical inventories for resale at the Acquired Stores, (ii) all other pharmaceutical and non-pharmaceutical inventories for resale owned by the Company or in transit with respect to the Acquired Stores, (iii) all pharmaceutical and non-pharmaceutical inventories held at the Distribution Centers, (iv) all of the raw materials, work-in-process and packaging items and similar items with respect to the Acquired Stores and the Distribution Centers in connection with pharmaceutical and non-pharmaceutical inventories for resale, (v) all will-call inventory (i.e., pharmaceutical inventory that is filled but not yet physically picked up by the patient as of the time of the Inventory Audit) and (vi) all Tax stamps associated with any of the foregoing (whether affixed to a product or not) that are described in Section 1.1(k), including, in each case of the foregoing clauses (i) through (vi), private-label inventory and including containers, labels and packaging items;

(ii) “Inventory Amount” means the aggregate amount of Sampled Location Inventory Value for all Sampled Locations to be transferred at the Closing or applicable Subsequent Closing plus the Extrapolated Inventory Value for all Acquired Stores to be transferred at the Closing or a Subsequent Closing (other than the Sampled Locations);

(jj) “Key Business Employee” means any Business Employee who is employed by the Company as a District Manager, Pharmacy District Manager, Human Resources District Manager, or Accounts Payable District Manager;

(kk) “Key IT Systems” means the IT systems of the Company (other than the Company’s prescription dispensing system as of Closing, which is commonly referred to as “NextGen”) that are necessary or reasonably required to (x) cause the Acquired Stores to operate substantially consistent with the Company’s past practice (except as may be otherwise contemplated by the Transition Services Agreement) and (y) support the operation of all critical areas of the Company’s business (including pharmacy, front of store operations, employee scheduling and management, procurement, supply chain, finance and accounting and data warehousing);

(ll) “knowledge”, “known” or any similar phrase (i) with respect to the Company means the actual knowledge, after reasonable inquiry, of any of the individuals listed in Section 10.5(kk) of the Company Disclosure Schedules and (ii) with respect to Parent or Purchaser Sub means the actual knowledge, after reasonable inquiry, of any of the individuals listed in Section 10.5(kk) of the Parent Disclosure Schedule;

(mm) “Law” means any federal, state, local, municipal, foreign, multi-national or other law, statute, constitution, principle of common law, ordinance, code, decree, order, directive, judgment, rule, regulation, ruling or requirement of any Governmental Entity and any order or decision of an applicable arbitrator or arbitration panel, including any Antitrust Law and any Healthcare Law;

(nn) “Liabilities” means any debt, liability, claim, demand, expense, commitment or obligation (whether direct or indirect, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due) of every kind and description and including all costs and expenses related thereto;

(oo) “Losses” means all losses, damages, costs, expenses, Liabilities of any kind (including any Proceeding brought by any Governmental Entity or Person and including reasonable attorneys’ fees); provided, that except to the extent awarded to a third party in connection with a Third Party Claim, Losses shall not include (i) punitive, exemplary, incidental, special, treble, consequential or indirect damages or (ii) the loss of anticipated or future business or profits, income or revenue, loss of reputation, opportunity cost damages or diminution in value (and, in particular, no “multiple of profits” or “multiple of cash flow” or similar valuation methodology shall be used in calculating the amount of any Losses);

(pp) “Material Adverse Effect” means any event, development, circumstance, change, effect, condition or occurrence that, individually or in the aggregate, with all other events, developments, circumstances, changes, effects, conditions or occurrences, (A) has, or would reasonably be expected to have, a material adverse effect on or with respect to the business, assets, liabilities or results of operations of the Acquired Stores and the Distribution Centers, taken as a whole, or (B) prevents, materially delays or materially impairs the ability of the Company to complete the transactions contemplated by this Agreement; provided, however, that in the case of clause (A), any event, development, circumstance, change, effect, condition or occurrence to the extent arising out of or resulting from any of the following after the date hereof shall not be deemed, either alone or in combination, to constitute or be taken into account in determining whether there has been, a Material Adverse Effect: (i) any change or development generally affecting the economy or the financial, debt, capital, credit or securities markets in the United States or elsewhere in the world, including as a result of changes or developments in prevailing interest or exchange rates or the disruption of any securities markets, (ii) national or international political or social conditions, (iii) the execution and delivery of this Agreement or the public announcement or pendency of the transactions contemplated hereby, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, or employees of the Acquired Stores or the Distribution Centers, (iv) any change in any applicable Laws or applicable accounting regulations or principles, including GAAP, or interpretations thereof, (v) any hurricane, tornado, earthquake, flood, tsunami or other natural disaster or outbreak or escalation of hostilities or war (whether or not declared), military actions or any act of sabotage, terrorism or other international or national emergency, or other force majeure event or natural disaster or act of God or other comparable events, (vi) any change in the price or trading volume of the common stock, par value $1.00 per share, of the Company or the credit rating of the Company, in and of itself, (vii) any failure by the Company to meet (x) any published analyst estimates, expectations, projections or forecasts of the Company’s revenue, earnings, cash flow, cash positions or other financial performance or results of operations for any period or (y) its internal or published projections, budgets, plans, forecasts, guidance, estimates, milestones of its revenues, earnings or other financial performance or results of operations, in and of itself, (viii) any change or development in the industries in which the Company and its subsidiaries operate, (ix) the identity of Parent or its subsidiaries, (x) any communication by Parent or its subsidiaries regarding the plans or intentions of Parent with respect to the conduct of the business of the Acquired Stores or the Distribution Centers after the Closing, (xi) any action taken by the Company, or which the Company causes to be taken by any of its subsidiaries, in each case which is expressly required or permitted by this Agreement (other than pursuant to clause (a) of Section 5.1) or at Parent’s express written request, (xii) any change in pharmacy reimbursement rates or (xiii) the termination of one of the series of contracts listed on Section 10.5(oo) of the Company Disclosure Schedules, except (A) to the extent (and only to the extent) any such event, development, circumstance, change, effect, condition or occurrence described in clauses (i), (ii), (iv), (v) or (viii) is disproportionately adverse to the business, assets, liabilities or results of operations of Acquired Stores and the Distribution Centers, taken as a whole, as compared to other participants in the industries in which the Company and its subsidiaries operate and (B) that clauses (vi) and (vii) shall not prevent or otherwise affect a determination that any events, developments, circumstances, changes, effects, conditions or occurrences underlying such changes or failures constitute or contribute to a Material Adverse Effect; provided, further, that the exceptions in clause (iii) above shall not apply with respect to references to Material Adverse Effect in those portions of the representations and warranties contained in Section 3.3(a) (and in Section 7.2(a) and Section 8.1(e) to the extent related to such portions of such representation) to the extent the purposes of such representations and warranties is to address the consequences resulting from the execution, delivery and performance of this Agreement by the Company or the completion of the sale of the Purchased Assets and the other transactions contemplated by this Agreement, provided, further, that the exception in clause (xiii) above shall not apply if more than one of the series of contracts listed on Section 10.5(oo) of the Company Disclosure Schedules is terminated;

(qq) “Operational Duplicate IT System Certificate” means a certificate from the Company to Purchaser Sub certifying that the Company has tested the operational readiness of the Duplicate IT System with respect to the Acquired Stores to be transferred at the Closing or the applicable Subsequent Closing, as the case may be, using the Developed Testing Procedures and the results of such test were that: (i) the configuration of the LPAR and related network infrastructure within the Company’s mainframe was complete, (ii) the prescription dispensing system of the Company as of Closing commonly referred to as the “NextGen” application had been installed on the LPAR, (iii) the migration of the Company Rx Data with respect to the applicable Acquired Stores was tested and validated as ready for use within the Duplicate IT System, (iv) the security controls and monitoring for Duplicate IT System were validated as effective within customary industry standards and (v) system integration and user acceptance testing were complete, in the case of each of clauses (i) through (v), subject to the exceptions set forth on Section 6.23 of the Company Disclosure Schedules;

(rr) “Patents” means United States and non-U.S. patents, patent applications (including provisional patent applications) and statutory invention registrations, continuation applications of all types, including reissues, divisionals, continuations, continuations-in-part, renewals, extensions and reexaminations thereof, all inventions disclosed therein and improvements thereto, and all rights therein provided by international treaties and conventions;

(ss) “Permitted Liens” means (A) statutory liens securing payments not yet due or delinquent or that are being contested in good faith, (B) (i) such minor title defects or irregularities of title, non-monetary Liens, charges, easements, rights of way, covenants and other restrictions or encumbrances and (ii) such matters which would be shown by a current title report or other similar report and any condition or other matter, if any, that may be shown or disclosed by a current and accurate survey or physical inspection, as do not, in each case, materially affect the use, occupancy or marketability of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (C) encumbrances for current Taxes or other governmental charges not yet due or delinquent, or for Taxes that are being contested in good faith by appropriate proceedings, (D) pledges or deposits made in the ordinary course of business to secure obligations under workers’ compensation, unemployment insurance, social security, retirement and similar Laws or similar legislation or to secure public or statutory obligations, (E) mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the ordinary course of business for amounts not yet past due or that are being contested in good faith by appropriate proceedings, (F) liens, mortgages or deeds of trust, security interests or other encumbrances on title related to indebtedness of the Company or its subsidiaries (provided that such liens on the Purchased Assets will be subject to the Company’s obligations under Section 6.19(b)), and (G) non-exclusive licenses of Intellectual Property granted in the ordinary course of business;

(tt) “Person” means an individual, corporation (including not-for-profit), Governmental Entity, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, unincorporated organization or other entity of any kind or nature including any “group” (as such term is defined in Section 13(d)(3) of the Exchange Act);

(uu) “Pharmacy Approvals” means any consents, waivers, permits or other approvals to be obtained from applicable Food and Drug Administration, Drug Enforcement Agency, Medicare/Medicaid, state boards of pharmacy and governmental controlled substances, durable medical equipment, third party administrator and liquor authorities;

(vv) “Proceeding” means any claim, action, suit, arbitration, proceeding, investigation, mediation, consent decree, audit or inquiry, whether civil, criminal, administrative or investigative and whether formal or informal;

(ww) “Reported Inventory Value” means the value of the Company’s reported gross general ledger balance of inventory with respect to an Acquired Store (calculated in accordance with the Transaction Accounting Principles) less applicable recorded general ledger shrink reserves, in each case as of the date of the applicable Inventory Audit;

(xx) “Representative” of a Person means the directors, officers, employees, advisors, agents, attorneys, consultants, accountants, investment bankers or other representatives of such Person;

(yy) “Retail Pharmacy” means with respect to any Person or business, any Person who does or will, any Person who does or will manage or operate any business that does or will, or any business that does or will, dispense prescriptions, other than by mail order or through a centrally fulfilled closed door specialty pharmacy and other than any Person or business that does not engage in commerce or affect commerce in the U.S.

(zz) “Retail-to-cost Conversion Ratio” means the Company’s “Retail-to-cost” conversion ratio with respect to an Acquired Store (which represents the ratio of cost to retail selling price of the inventory on-hand within such Acquired Store) as shown in the general ledger of the Company;

(aaa) “Sampled Location Inventory Value” means, with respect to a Sampled Location, the Retail Inventory Value with respect to such Sampled Location multiplied by the Retail-to-cost Conversion Ratio;

(bbb) “SEC Reports” means all material forms, reports, statements, certifications and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) in each case filed or furnished with the SEC by the Company;

(ccc) “Software” means any computer program, operating system, applications system, firmware or code, including all object code, source code, data files, rules, data collections, diagrams, protocols, specifications, interfaces, definitions or methodology related to same in any form or media;

(ddd) “subsidiary” or “subsidiaries” means, with respect to any Person, any other Person of which such first Person (either alone or through or together with any of its other subsidiaries), owns, directly or indirectly, (A) an amount of the voting interests sufficient to appoint or elect a majority of the board of directors or other persons performing similar functions or (B) if there are no such voting interests, a majority of the equity interests therein;

(eee) “Technology” means, collectively, all designs, formulas, algorithms, procedures, techniques, ideas, know-how, programs, models, routines, databases, tools, inventions, creations, improvements, works of authorship, and all recordings, graphs, drawings, reports, analyses, other writings, and any other embodiment of the above, in any form, whether or not specifically listed herein, all of which derive value, monetary or otherwise, from being maintained in confidence;

(fff) “Trademarks” means United States and non-U.S. trademarks, service marks, trade dress, logos, trade names, corporate names, brand names, product names, slogans, moral rights, designs and other indicia of source or origin and general intangibles of like nature, whether registered or unregistered, including the goodwill of the business symbolized thereby or associated therewith, all common law rights thereto, registrations, pending registrations and applications for registration thereof throughout the world, all rights therein provided by international treaties and conventions, and all other rights associated therewith;

(ggg) “Transaction Accounting Principles” means the principles as set forth on Exhibit G;

(hhh) “Transaction Agreements” means this Agreement and each of the Ancillary Agreements;

(iii) “Transaction Expenses” means the retention payments to employees of the Company or its Affiliates set forth on Section 10.5(hhh) of the Company Disclosure Schedules;

(jjj) “Union-Represented Business Employee” means any Business Employee who is covered by a CBA; and

(kkk) “Willful Breach” means a material breach of, or failure to perform any of the covenants or other agreements contained in, this Agreement, that is a consequence of an act or failure to act by the breaching or non-performing Party with actual knowledge, or knowledge that a Person acting reasonably under the circumstances should have, that such Party’s act or failure to act would, or would be reasonably expected to, result in or constitute a breach of or failure of performance under this Agreement.

SECTION 10.6 Severability. If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner to the end that the transactions contemplated hereby are completed as originally contemplated to the fullest extent possible.

SECTION 10.7 Entire Agreement; Assignment. This Agreement (including the Exhibits hereto and the Company Disclosure Schedules and the Parent Disclosure Schedule), the Confidentiality Agreement and the Letter Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the other Parties, and any assignment without such consent shall be null and void; provided, that (x) Parent and/or Purchaser Sub may assign their respective rights to acquire any of the Purchased Assets to any wholly-owned, domestic subsidiary or Affiliate of Parent, in Parent’s sole discretion (it being acknowledged and agreed that no such assignment shall (i) relieve Parent of any of its obligations hereunder, (ii) materially delay or impede the consummation of the transactions contemplated hereby or (iii) increase the amount of any unreimbursed Taxes or other costs that may be imposed on the Company or any of its Affiliates); and (y) Parent may (in connection with any Debt Financing) collaterally assign and transfer to the applicable Financing Sources, for the benefit of the secured parties under such Debt Financing, this Agreement and any Ancillary Agreement (including all rights, remedies, powers and authority of Parent under this Agreement and any Ancillary Agreement).

SECTION 10.8 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 10.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Notwithstanding the foregoing, (x) the Company Indemnified Parties and Parent Indemnified Parties are express third party beneficiaries of, and shall be entitled to rely on and enforce, Article IX.

SECTION 10.9 Governing Law. This Agreement, and any Proceeding in any way arising out of or relating to this Agreement, the negotiation, execution or performance of this Agreement, the transactions contemplated hereby or thereby or the legal relationship of the Parties hereto or thereto (whether at law or in equity, and whether in contract or in tort or otherwise), shall be governed by, and construed in accordance with, the laws of the State of Delaware (without giving effect to choice of law principles thereof).

SECTION 10.10 Headings. The descriptive headings contained in this Agreement and the table of contents hereof are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 10.11 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission, email in “portable documentation format” (“.pdf”) form, or other electronic transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 10.12 Bulk Sales Laws. Parent and the Company each hereby waive compliance by the Company and its Affiliates with the provisions of the “bulk sales”, “bulk transfer” or similar Laws of any state or any jurisdiction outside the United States that may otherwise be applicable with respect to the sale of any of the Purchased Assets.

SECTION 10.13 Specific Performance. The Parties agree that irreparable damage for which monetary damages, even if available, may not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to complete the transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that prior to the valid termination of this Agreement in accordance with Article VIII, it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) either Party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any Party seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide, furnish or post any bond or other security in connection with any such order or injunction and each Party hereby irrevocably waives any right it may have to require the provision, furnishing or posting of any such bond or other security.

SECTION 10.14 Jurisdiction. Each of the Parties irrevocably (a) consents to submit itself to the exclusive jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any Delaware state or federal court within the State of Delaware), in connection with any matter based upon or arising out of this Agreement or any of the transactions contemplated by this Agreement or the actions of Parent, Purchaser Sub or the Company in the negotiation, administration, performance and enforcement hereof and thereof, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the courts of the State of Delaware, as described above, and (d) consents to service being made through the notice procedures set forth in Section 10.4. Each of the Company, Parent and Purchaser Sub hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 10.4 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby. Each Party hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Proceeding with respect to this Agreement, any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 10.14, that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the fullest extent permitted by applicable Law, that the Proceeding in any such court is brought in an inconvenient forum, that the venue of such Proceeding is improper or that this Agreement, or the subject matter hereof or thereof, may not be enforced in or by such courts and further irrevocably waives, to the fullest extent permitted by applicable Law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the Party is entitled pursuant to the final judgment of any court having jurisdiction. Each Party agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, a certified copy of which shall be conclusive evidence of the fact and amount of such judgment. Without in any way limiting other provisions relating to the Financing Sources and notwithstanding anything herein to the contrary, the Company agrees that it will not bring or support or permit any of its controlled Affiliates to bring or support any action, cause of action, claim or third party claim of any kind or description, whether in Law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law jurisdiction is vested in the federal courts, the U.S. District Court for the Southern District of New York (and the appellate courts thereof) and each party hereto further agrees that the adjudication of any such action, claim or third-party claim shall be governed by and in accordance with the laws of the State of New York.

SECTION 10.15 WAIVER OF JURY TRIAL. EACH OF PARENT, PURCHASER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT (INCLUDING THOSE CONTEMPLATED BY THE LAST SENTENCE OF SECTION 10.14) OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF PARENT OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF OR THEREOF.

SECTION 10.16 No Recourse. This Agreement may only be enforced by a Party against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, may only be made by a Party, against another Party and no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of any Party shall have any liability to any Party for any obligations or Liabilities of a Party under this Agreement or the Ancillary Agreements of or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby and thereby. No Financing Source shall have any liability or obligation to the Company with respect to this Agreement or with respect to any claim or cause of action that may arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement. Without limiting the rights of any Party against another Party hereunder, in no event shall any Party or any of its Affiliates, and each Party agrees not to and to cause its Affiliates not to, seek to enforce this Agreement against, make any claims for breach against, or seek to recover monetary damages from, any Affiliate or stockholder of another Party, or any director, officer or employee of another Party or of any Affiliates of another Party.

SECTION 10.17 Interpretation. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby,” “hereunder” and “hereinafter” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. The word “or” shall not be exclusive.

References to “dollars” or “$” are to United States of America dollars. Any capitalized terms used in any schedule or exhibit but not otherwise defined therein shall have the meaning given to them as set forth in this Agreement. Any reference in this Agreement to gender shall include all genders and the neuter. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted. Any agreement, instrument, statute, rule or regulation defined or referred to herein means such agreement, instrument, statute, rule or regulation as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver of consent and (in the case of statutes, rules or regulations) by succession or comparable successor statutes and references to all attachments thereto and instruments incorporated therein; provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute, rule or regulation shall be deemed to refer to such statute, rule or regulation, as amended (and, in the case of statutes, any rules and regulations promulgated under such statutes), in each case, as of such date. Neither the specification of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item in any schedule is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no Party shall use the fact of setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in any schedule is or is not material for purposes of this Agreement. Neither the specification of any item or matter in any representation or warranty contained in this Agreement nor the inclusion of any specific item in schedule is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no Party shall use the fact of the setting forth or the inclusion of any specific item or matter in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in any schedule is or is not in the ordinary course of business for purposes of this Agreement.

SECTION 10.18 Time is of the Essence. With respect to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

SECTION 10.19 Misdirected Funds. Following the Closing Date, any payments for services provided by or on behalf of Purchaser Sub or any of its subsidiaries made to the Company or any of its subsidiaries shall be collected and recorded by the Company or such subsidiary of the Company and held on behalf of Purchaser Sub and its subsidiaries, and the Company shall forward or cause to be forwarded to Purchaser Sub or its designee all such payments collected on behalf of Purchaser Sub or its subsidiaries within five (5) Business Days of the Company’s knowledge of receipt thereof. If so requested by Purchaser Sub, Parent shall cause such funds received on behalf of Purchaser Sub or its subsidiaries to be deposited within five (5) Business Days of the Company’s knowledge of receipt thereof into a lock-box account designated by Purchaser Sub and under the sole and exclusive control of Purchaser Sub in accordance with the terms of a customary lock-box agreement with a third-party depository as reasonably acceptable to Purchaser Sub and the Company. If, after the Closing Date, the Company shall receive any remittance from any account debtors with respect to any notes or accounts receivable exclusively relating to the Purchased Assets that have been conveyed to Parent or Purchaser Sub at the time of such receipt (including payment from Medicare and Medicaid programs), the Company, as soon as reasonably practicable, shall endorse such remittance to the order of Parent and forward it to Parent promptly following receipt thereof. If, after the Closing Date, Parent or Purchaser Sub shall receive any remittance from or on behalf of any account debtor with respect to any notes or accounts receivable, which such receivable constitutes an Excluded Asset, Parent or Purchaser Sub shall, as soon as reasonably practicable, endorse such remittance to the order of the Company and forward it to the Company promptly following receipt thereof.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, Purchaser Sub and the Company have caused this Amended and Restated Asset Purchase Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:
Rite Aid Corporation

By:	/s/ James J. Comitale
Name: James J. Comitale
Title: Senior Vice President, General Counsel and Secretary

PARENT:
Walgreens Boots Alliance, Inc.

By:	/s/ Marco Pagni
Name: Marco Pagni
Title: Executive Vice President, Global Chief Administrative Officer & General Counsel

PURCHASER SUB:
Walgreen Co.

By:	/s/ Mark E. Vainisi
Name: Mark E. Vainisi
Title: Senior Vice President, M&A

[Signature Page to Amended and Restated Asset Purchase Agreement]